Exhibit 2.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”, as further defined below) is entered into as of this 27th day of July, 2015, by and between MALLINCKRODT GROUP SARL, a company formed under the laws of Luxembourg (“Mallinckrodt Sarl”), MALLINCKRODT US HOLDINGS INC., a corporation formed under the laws of Nevada (“Mallinckrodt US”), MALLINCKRODT NETHERLANDS HOLDINGS B.V., a company formed under the laws of the Netherlands (“Mallinckrodt Netherlands”), MALLINCKRODT FINANCE GMBH, a company formed under the laws of Switzerland (“Mallinckrodt Finance Switzerland”), LUDLOW CORPORATION, a corporation formed under the laws of Massachusetts (“Ludlow”), MALLINCKRODT HOLDINGS GMBH, a company formed under the laws of Switzerland (“Mallinckrodt Holdings Switzerland”) and MALLINCKRODT INTERNATIONAL FINANCE S.A. , a company formed under the laws of Luxembourg (“MIFSA” and together with Mallinckrodt Sarl, Mallinckrodt US, Mallinckrodt Netherlands, Mallinckrodt Finance Switzerland, Ludlow and Mallinckrodt Holdings Switzerland, the “Share Sellers”) and Guerbet S.A. (the “Buyer”). Capitalized terms are defined in Article 1.

RECITALS

WHEREAS, the Share Sellers currently own all of the issued and outstanding shares of capital stock or other equity securities of the Transferred Subsidiaries.

WHEREAS, the Share Sellers desire to sell to Buyer, and Buyer desires to acquire from the Share Sellers the Shares for the consideration and upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The following words shall have the meaning given them in this Article 1:

1.1 “2015 MNK-010 Amendment” has the meaning set forth in Section 7.7(i).

1.2 “Accounting Principles” means (i) the specific policies, conventions and assumptions set out in the Schedule 1.2, to the extent they are compliant with GAAP valid as of September 26, 2014, (ii) to the extent not covered by (i), the accounting policies, principles, practices, techniques, categorizations, evaluation rules and procedures, methods and bases adopted in the preparation of the balance sheet set out in the Financial Statements for the financial year ended September 26, 2014, including in respect of the exercise of management judgment in the preparation of the balance sheet, to the extent they are compliant with GAAP valid as of September 26, 2014; and (iii) to the extent not covered by (i) and (ii), GAAP valid as of September 26, 2014.

1.3 “Affiliate” means any person or entity which is controlling, controlled by, or under common control with, directly or indirectly, any other person or entity. The term

“control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. For the sake of clarity, with respect to the Share Sellers, “Affiliate” shall include the Transferred Subsidiaries and the Indirect Subsidiaries until the Closing Date.

1.4 “Agreement” means this Agreement as executed on the date hereof and as amended or supplemented in accordance with the terms hereof, including all Schedules and Exhibits hereto.

1.5 “Allocation” has the meaning set forth in Section 2.6(b).

1.6 “Ancillary Agreements” means (i) the Transition Services Agreement, (ii) the Lease Agreement, (iii) the Seller Patent License Agreement and (iv) the Irish License Agreement.

1.7 “Anti-Corruption Laws” has the meaning set forth in Section 3.22.

1.8 “Assigned Covidien License Rights” has the meaning set forth in Section 6.12.

1.9 “Base Amount” has the meaning set forth in Section 2.3(a)(i).

1.10 “Benefit Plan(s)” has the meaning set forth in Section 3.21(a).

1.11 “Business” means the CMDS Business and the Urology Business, collectively.

1.12 “Business Assets” means all of the assets and properties of the Transferred Subsidiaries and the Indirect Subsidiaries that are used exclusively in connection with the Business as of the date hereof and as of the Closing, as well as those tangible assets used in the production of the product known as MNK-010, but not including any Excluded Assets as defined hereunder.

1.13 “Business Copyrights” means any and all copyrights, whether or not registered, in any tangible works of expression that are used exclusively in connection with the Business as of the date hereof and as of the Closing.

1.14 “Business Day” means any day which is not a Saturday, Sunday or a legal holiday in the State of Delaware, United States of America and/or Paris, France.

1.15 “Business Domain Registrations” means any and all registrations for domain names listed on Schedule 1.15, as of the Closing, together with any goodwill associated with such domain names.

1.16 “Business Intellectual Property” means, collectively, the Business Copyrights, Business Domain Registrations, Business Know-How, Business Patent Rights,

Business Software and the Business Trademark Rights, along with all goodwill associated therewith and all income, royalties, damages and payments earned or accrued following the Closing or thereafter with respect thereto (including damages and payments for infringements or misappropriations thereof and the right to sue and recover for infringements or misappropriations thereof) and registrations and applications for registration of the foregoing, and all right, title, interest and benefit in and to all licenses, consents, permissions, covenants not to sue and other contractual rights in respect of or relating to the foregoing, in each case to the extent owned or held by any of the Share Sellers or their Affiliates and used exclusively in connection with the Business as of the date hereof and as of the Closing. For the avoidance of doubt, the Business Intellectual Property shall not include the Seller Marks, any Excluded Assets, or any other Intellectual Property not explicitly identified as Business Intellectual Property.

1.17 “Business Know-How” means any data, results, technology, business or financial information or other proprietary or confidential information, in tangible or intangible form, including know-how, trade secrets, confidential information, practices, techniques, methods, processes, protocols, inventions, developments, specifications, formulations, formulae, algorithms, marketing reports, business plans, expertise, technology, test data, standard operating procedures, manufacturing records, and other study data and procedures in each case that are used principally in connection with the Business as of the date hereof and as of the Closing.

1.18 “Business Patent Rights” means any and all right, title and interest in all patents and patent applications, listed on Schedule 1.18, together with all divisional, provisional, continuations, continuations-in-part, reissues, and reexaminations thereof, inventors’ certificates and other indices of invention ownership, extensions and other derivative applications and the right to claim priority thereto (to the extent such right is provided under applicable Law).

1.19 “Business Software” means (a) any and all computer software, including all source code, executable code and object code, (b) machine readable databases and compilations, including any and all data and collections of data and (c) associated documentation, in each case that is used exclusively in connection with the Business as of the date hereof and as of the Closing.

1.20 “Business Trademark Rights” means any and all right, title and interest in any unregistered trademarks used exclusively in connection with the Business as of the date hereof and as of the Closing and any and all right, title, interest in and to the registrations and pending applications to register the trademarks, service marks, logos, or trade dress that are listed on Schedule 1.20, and including any intent to use applications, supplemental registrations and any renewals or extensions, and all goodwill associated with any such items, and the right to claim priority thereto to the extent such right is provided under applicable Law and to the extent such right to priority is otherwise available to the Transferred Subsidiaries and Indirect Subsidiaries, and all common law rights in such trademarks arising out of use of such trademarks exclusively in connection with the Business.

1.21 “Buyer” has the meaning set forth in the preamble.

1.22 “Buyer’s 401(k) Plan” has the meaning set forth in Section 5.2(c)(ii).

1.23 “Canadian Retirement Savings Plan” means the Mallinckrodt Canada ULC Retirement Savings Plan established with Sun Life Financial, which comprises a group retirement savings plan, a deferred profit sharing plan and a non-registered savings plan.

1.24 “Cash” means the aggregation of the following combined assets for the Transferred Subsidiaries and the Indirect Subsidiaries existing as of any given date: (i) all amount of any cash and cash equivalent realizable within thirty (30) Business Days including, without limitation, cash at bank and in hand; (ii) all marketable securities realisable within thirty (30) Business Days; (iii) all non-trade intercompany balances receivable by the Transferred Subsidiaries and the Indirect Subsidiaries from the Share Sellers and their Affiliates other than the Transferred Subsidiaries and the Indirect Subsidiaries; (iv) all Income Tax receivables other than deferred Income Tax assets; (v) the mark-to-market value of derivative financial instruments whether optional or committed related to interest hedging and foreign exchange hedging , whether accrued or not , if this is an asset; and (vi) all accrued and capitalized interests related to the items listed above; determined in accordance with Accounting Principles. An illustrative calculation of Cash as of September 26, 2014 is set forth in Schedule 1.24. For the avoidance of doubt all assets included in the Cash shall not be included in the Net Working Capital and vice versa.

1.25 “Cause” means (i) conduct by the Employee constituting a material act of misconduct or a material breach in connection with the performance of the Employee’s duties under applicable Law, including, without limitation, misappropriation of funds or property of the Buyer or any of its Affiliates other than the occasional, customary and de minimis use of the Buyer’s or any of its Affiliates’ property for personal purposes; (ii) the commission by the Employee of (A) any felony; or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) any conduct by the Employee that would reasonably be expected to result in material injury or reputational harm to the Buyer or any of its Affiliates if the Employee were retained in the Employee’s position; (iv) continued non-performance or unsatisfactory performance by the Employee of the Employee’s responsibilities hereunder (other than by reason of the Employee’s physical or mental illness, incapacity or disability); (v) a breach by the Employee of any enforceable confidentiality, noncompetition, nonsolicitation or other restrictive covenant obligations to the Buyer or any of its Affiliates; (vi) a material violation by the Employee of any of the Transferred Subsidiaries’ and Indirect Subsidiaries’ written employment policies; (vii) failure to cooperate with a bona fide internal investigation or an investigation by any Governmental Authority, after being instructed by the Buyer or any of its Affiliates to cooperate, or the willful destruction or failure to preserve documents or other materials known by Employee to be relevant to such investigation or the intentional inducement of others to fail to cooperate or to produce non-privileged documents or other materials in connection with such investigation;

1.26 “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C §§ 9601 et. seq.), as amended, and the regulations promulgated thereunder.

1.27 “Cincinnati Plant” means the plant located at 2111 East Galbraith Road, Cincinnati, Ohio 45237, USA.

1.28 “Closing” means the consummation of the transactions contemplated by this Agreement, as provided for in Section 2.2.

1.29 “Closing Adjustment Amount” means the difference between the Final Purchase Price and the Estimated Purchase Price.

1.30 “Closing Balance Sheet” means a combined balance sheet of the Transferred Subsidiaries and the Indirect Subsidiaries as of the Effective Time prepared in accordance with the Accounting Principles.

1.31 “Closing Cash” means the amount of Cash as of the Effective Time.

1.32 “Closing Date” means a date that is five (5) Business Days after the satisfaction of all conditions precedent hereto as set forth in Article 7 and Article 8 hereto, or such other date as shall be mutually agreed upon by the Parties.

1.33 “Closing Indebtedness” means the amount of Indebtedness as of the Effective Time.

1.34 “Closing Net Cash” means the amount of Cash as of the Effective Time less the amount of Indebtedness as of the Effective Time.

1.35 “Closing Net Working Capital” means the amount of Net Working Capital as of the Effective Time.

1.36 “Closing Working Capital Adjustment” means the Closing Net Working Capital less the Target Net Working Capital.

1.37 “CMDS Business” means the business of selling, marketing, distributing, manufacturing and servicing diagnostic, contrast media products and delivery devices, considered as a whole, wherever and as such business is being conducted by the Transferred Subsidiaries and the Indirect Subsidiaries, as of the date hereof or as of the Closing Date, as the context shall require.

1.38 “Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder.

1.39 “Competition Filings” has the meaning set forth in Section 6.7(a).

1.40 “Competition Laws” has the meaning set forth in Section 6.7(a).

1.41 “Competitive Activities” has the meaning set forth in Section 6.8(a).

1.42 “Confidentiality Agreement” has the meaning set forth in Section 6.5(a).

1.43 “Contract” means, in respect of the Business, any contract, agreement, lease, indenture, mortgage, deed of trust, evidence of indebtedness, binding commitment or instrument, whether oral or written to which any of the Transferred Subsidiaries or the Indirect Subsidiaries, in each case, is a party or by which any of them is bound.

1.44 “Covidien Tax Matters Agreement” has the meaning set forth in Section 2.5(h).

1.45 “Covidien Trademark License Agreement” has the meaning set forth in Section 6.12.

1.46 “Deductible” has the meaning set forth in Section 9.7(a).

1.47 “De Minimis Claim” has the meaning set forth in Section 9.7(d).

1.48 “Disclosure Schedules” means the disclosures to be delivered by the Share Sellers on the date hereof, as they may be updated hereafter in accordance herewith.

1.49 “DOJ” has the meaning set forth in Section 6.7(b).

1.50 “Dublin Plant” means the plant located at Damastown Industrial Estate, Mulhuddart, Dublin 15, Ireland.

1.51 “Effective Time” means the effective time of the Closing, which shall be deemed to be 11:59 p.m., Central time, on the Closing Date.

1.52 “EMA” means the European Medicines Agency.

1.53 “Employees” means (i) individuals who as of the Effective Time are employees of a Transferred Subsidiary or an Indirect Subsidiary and any other individuals that are specifically identified by the Share Sellers on or prior to the date hereof (including, in any of the foregoing cases, any such employees who are on leave, short-term disability or long-term disability) and (ii) individuals who as of the Effective Time, are employees of an Affiliate of the Share Sellers who are exclusively involved in the Business (including any such employees who are on leave, short-term disability or long-term disability). A list of the Employees as of the date hereof is set forth in Schedule 1.53.

1.54 “Encumbrances” means any security interest, pledge, hypothecation, mortgage, lien, charge, lease, license, encumbrance, easement, adverse claim, reversion, preferential arrangement, restrictive covenant or restriction of any kind, including any restriction on the use, voting, transfer or other exercise of any attributes of ownership.

1.55 “Environmental Action” has the meaning set forth in Section 9.5(b).

1.56 “Environmental Indemnity Matters” has the meaning set forth in Section 9.5(a).

1.57 “Environmental Law” means all applicable Laws, which (i) regulate or relate to the protection or clean-up of the environment, the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or human health and safety, or (ii) impose liability or responsibility with respect to any of the foregoing, as they may be in effect on the date hereof in each country where Business Assets are located.

1.58 “Environmental Permits” has the meaning set forth in Section 3.18(c).

1.59 “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

1.60 “ERISA Affiliate” has the meaning set forth in Section 3.21(a).

1.61 “ERISA Plans” has the meaning set forth in Section 3.21(a).

1.62 “Estimated Cash” means the Share Seller’s good faith estimate of the Closing Cash.

1.63 “Estimated Indebtedness” means the Share Seller’s good faith estimate of the Closing Indebtedness.

1.64 “Estimated Net Cash” has the meaning set forth in Section 2.3(a)(ii).

1.65 “Estimated Net Working Capital” means the Share Seller’s good faith estimate of the Closing Net Working Capital.

1.66 “Estimated Purchase Price” has the meaning set forth in Section 2.3(a)

1.67 “Estimated Purchase Price Statement” has the meaning set forth in Section 2.3(b).

1.68 “Estimated Working Capital Adjustment” has the meaning set forth in Section 2.3(a)(iii).

1.69 “Excluded Assets” means (i) all of the assets, properties, rights and interests of the Transferred Subsidiaries and the Indirect Subsidiaries that are set forth on Schedule 1.69 and (ii) for the avoidance of doubt, the plant owned by an Affiliate of the Share Sellers and located in St. Louis, Missouri that will supply certain active pharmaceutical ingredients and intermediates after the Closing Date.

1.70 “Excluded Liabilities” means (i) the indebtedness (long- or short-term, whether secured or unsecured and whether or not evidenced by any written instrument or agreement) as of the Effective Time of any of the Transferred Subsidiaries and the Indirect Subsidiaries to third parties or to any Affiliate of the Share Sellers for borrowed money, (ii) those liabilities of the Transferred Subsidiaries and the Indirect Subsidiaries set forth on Schedule 1.70 and (iii) all liabilities of any kind, whether or not accrued, contingent or conditional, matured or unmatured or determined or determinable to the extent not related to the Business.

1.71 “Expert” has the meaning set forth in Section 2.4(b).

1.72 “FDA” means the United States Food and Drug Administration.

1.73 “FDA Law” shall mean any binding Law, judicial interpretation or administrative interpretation or guideline relating to any FDA Regulated Product.

1.74 “FDA Regulated Product” shall mean and include any product or component that is cleared or approved by the FDA for sale for human use.

1.75 “Final Purchase Price” means the Base Amount plus the Closing Net Cash plus the Closing Working Capital Adjustment.

1.76 “Final Purchase Price Statement” has the meaning set forth in Section 2.4(a).

1.77 “Financial Statements” means (i) audited consolidated and combined balance sheet of the Business as of September 28, 2012 and September 27, 2013, and September 26, 2014 and (ii) the related audited consolidated and combined statements of income, cash flows and changes in shareholders’ equity for the periods then ended, prepared in accordance with GAAP.

1.78 “FTC” has the meaning set forth in Section 6.7(b).

1.79 “GAAP” means U.S. generally accepted accounting principles.

1.80 “Good Reason” means (i) a diminution of ten percent (10%) or more in base salary and/or in the overall value of benefits provided (excluding any grants of stock options, restricted stock or any other equity-based awards) , (ii) a material diminution in authority, duties or responsibilities, or (iii) a change in the primary geographic location at which an individual must perform services which is more than fifty (50) miles from the location where he or she performs services as of the Closing Date; provided, that, an affected individual provides the Buyer with written notice of Good Reason within thirty (30) days of the date on which he or she becomes aware of the condition(s) alleged to give rise to Good Reason, the Buyer does not cure such condition(s) within thirty (30) days after such notice (to the extent curable), and the individual terminates his or her employment within ninety (90) days following the onset of one or more conditions giving rise to Good Reason.

1.81 “Governmental Authority” means any instrumentality, subdivision, court, administrative agency, department, commission, official or other authority of any country, state, province, municipality or other governmental or political subdivision, or any quasi-governmental or private body exercising any regulatory or other governmental authority of any kind.

1.82 “Hazardous Materials” means any material, chemical or substance that is defined or designated as a pollutant, contaminant, toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, under any Environmental Laws or that is subject to regulation, control or remediation under any Environmental Laws, including, but not limited to, any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores and mycotoxins.

1.83 “Healthcare Laws” has the meaning set forth in Section 3.16(c).

1.84 “HIPAA” has the meaning set forth in Section 3.16(c).

1.85 “HITECH Act” has the meaning set forth in Section 3.16(c).

1.86 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

1.87 “HSR Filing” has the meaning set forth in Section 6.7(a).

1.88 “Import Permits” means those permits held by the Share Sellers or any Affiliate of the Share Sellers in connection with the Business that are required to import products or components of products of the Business into any one or more jurisdictions covered by each such permit.

1.89 “Income Tax” means any Tax imposed upon or measured by net income or gross income (excluding any Tax based solely on gross receipts).

1.90 “Income Tax Return” means a Tax Return related to Income Taxes.

1.91 “Indebtedness” means with respect to the Transferred Subsidiaries and the Indirect Subsidiaries and as existing as of any given date: (i) all indebtedness for borrowed money from financial institutions including overdraft, obligations evidenced by a note, bond, debenture or similar instrument and non-interest bearing debt owed to financial institutions; (ii) all debt related to finance lease and finance lease-back arrangements whether accrued or not; (iii) any obligation owed for all or any part of the deferred purchase price of a business, whether accrued or not; (iv) the mark-to-market value of derivative financial instruments whether optional or committed related to interest hedging and foreign exchange hedging, whether accrued or not, if this is a liability; (v) non trade intercompany balances payable by the Transferred Subsidiaries and the Indirect Subsidiaries to the Share Sellers and their Affiliates other than the Transferred Subsidiaries and the Indirect Subsidiaries; (vi) any underfunded pension liability with respect to the Transferred Benefit Plans, it being specified that for the German defined benefit pension plan such calculation shall apply only to the Transferred Employees, (vii) all prepayment penalties, breakage and redemption costs (and in particular (a) the early repayment penalties related to the redemption of the banking facilities and (b) the breakage costs related to the early termination of interest swaps and other derivatives) unpaid at a given date, whether accrued or not; (viii) all balances payable to capital creditors; (ix) any unpaid finder’s fees, commissions, brokerage or advisors’ fees triggered by the transaction, whether accrued or not; (x) all unpaid bonuses or similar incentives to management, employees or members of the advisory or supervisory boards triggered by the transaction payable on or after the Closing; (xi) all Income Tax liabilities other than deferred Income Tax liabilities; (xii) all dividends which have been approved on or before a given date and are unpaid; and (xiii) all accrued and capitalized interests related to the items listed above, determined in accordance with the Accounting Principles. An illustrative calculation of the Indebtedness as of September 26, 2014 is set forth in Schedule 1.91.

1.92 “Indemnifying Party” has the meaning set forth in Section 9.3.

1.93 “Indirect Subsidiary” and “Indirect Subsidiaries” have the meanings set forth in Section 1.171.

1.94 “Injured Party” has the meaning set forth in Section 9.3.

1.95 “Intellectual Property” means (i) patents and patent applications, together with all divisionals, continuations, continuations-in-part, reissues, and reexaminations thereof, (ii) trademarks, service marks, logos, trade dress, and trade names and registrations and applications for registrations thereof and all the goodwill associated therewith, (iii) copyrights and applications for registration thereof, and (iv) trade secrets, formulas, inventions, improvements, ideas, know-how, manufacturing and production process and techniques and other proprietary business and intellectual property rights.

1.96 “Interim Accounts” has the meaning set forth in Section 3.5.

1.97 “Inventory” means with respect to the Business, all raw materials and work-in-process of the Business products and all Business finished products and goods for resale, including, without limitation, packaging materials, consigned inventory, inventory sold on approval and rental inventory, whatever their location.

1.98 “Irish License Agreement” has the meaning set forth in Section 7.7(d).

1.99 “Irish Retirement Schemes” means the Mallinckrodt Medical Imaging Ireland Senior Managers Plan and Mallinckrodt Medical Imaging Ireland Staff Employees Plan.

1.100 “IRS” means the United States Internal Revenue Service.

1.101 “Kirkland Facility” means the facility located at 18101 Trans-Canada Highway, Kirkland, Quebec.

1.102 “Law” means any statute, law, ordinance, decree, order, injunction, rule, directive or regulation of any Governmental Authority, and includes rules and regulations of any regulatory or self-regulatory authority compliance with which is required by law, as they may be in effect on the date hereof and/or on and as of the Effective Time (as the context herein may require).

1.103 “Lease Agreements” has the meaning set forth in Section 7.7(b).

1.104 “Leased Personal Property” has the meaning set forth in Section 3.9(c).

1.105 “Leased Real Property” means any land or buildings included in the Business Assets covered by the terms of one or more Real Property Leases to which any Transferred Subsidiary or Indirect Subsidiary is a party as lessee.

1.106 “Letter of Credit” has the meaning set forth in Section 6.10.

1.107 “Licensed Covidien Marks” means the trademarks and service marks set out on Schedule 1.107 and all related applications and registrations therefor and all related common law marks that are licensed to Mallinckrodt LLC under the Covidien Trademark License Agreement as of the Closing Date.

1.108 “Local Transfer Documents” has the meaning set forth in Section 6.13(a).

1.109 “Loss” or “Losses” means each and all of the following items to the extent actually paid or incurred in connection with any indemnifiable claim hereunder: losses, liabilities, damages, judgments, fines, costs, penalties, amounts paid in settlement and reasonable out-of-pocket costs and expenses incurred in connection with any claim (including, without limitation, costs and expenses of suits and Proceedings, Taxes and reasonable fees and disbursements of counsel).

1.110 “Ludlow” has the meaning set forth in the preamble.

1.111 “Mallinckrodt Finance Switzerland” has the meaning set forth in the preamble.

1.112 “Mallinckrodt Holdings Switzerland” has the meaning set forth in the preamble.

1.113 “Mallinckrodt Netherlands” has the meaning set forth in the preamble.

1.114 “Mallinckrodt Pension Plan” has the meaning set forth in Section 5.2(d).

1.115 “Mallinckrodt Sarl” has the meaning set forth in the preamble.

1.116 “Mallinckrodt’s Savings Programs” has the meaning set forth in Section 5.2(c)(ii).

1.117 “Mallinckrodt Split-Off Pension Liabilities” has the meaning set forth in Section 5.3(e)(i).

1.118 “Mallinckrodt US” has the meaning set forth in the preamble.

1.119 “Marketing Authorization” means the authority granted by any Governmental Authority, with appropriate competence in any particular jurisdiction, allowing any one or more entities to develop, fabricate, manufacture, have manufactured, process, certify, implement quality control standards, import, test, package, label, market, sell, offer for sale, promote, and/or distribute any product of the Business in such jurisdiction, whether it is a pharmaceutical product or a delivery device or any other product or device or any amalgam of both, including without limitation any New Drug Application, Abbreviated New Drug Application, Investigational New Drug Application, 510(k) Registrations, CE certifications, and any approved supplements or additions to any of the foregoing.

1.120 “Material Adverse Effect” means any change, effect, development or event that represents or has a material adverse effect on the businesses, the assets, the liabilities and financial condition, results of operations of the Transferred Subsidiaries or Indirect Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed (either alone or in combination) to be or constitute a “Material Adverse Effect”:(i) any changes, effects, developments or events (a) affecting the industry in which the Transferred Subsidiaries and Indirect Subsidiaries operate or (b) affecting the economy as a whole, or the financial, credit or securities markets in general (including changes in interest or exchange rates), except to the extent such effect, change, event or development has a materially disproportionate effect on the Buyer’s group as compared to other industry participants, (ii) any changes, effects, developments or events resulting from the failure of the Transferred Subsidiaries and Indirect Subsidiaries, in each case and in respect of the Business, to meet or achieve the results set forth in any internal forecasts, budgets or financial projections (for the avoidance of doubt, any underlying cause for any such failure shall not necessarily be excluded by this clause (ii), (iii) any acts of God, natural disasters, calamities, national or international political or social conditions, including the engagement by any country in hostility (whether commenced before, on or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of a military or terrorist attack, (iv) any changes, effects, developments or events to the extent resulting directly from (x) the announcement or pendency of the transactions contemplated by this Agreement, or (y) the performance of this Agreement or any Ancillary Agreements in accordance with their terms and provided for the avoidance of doubt that any other underlying cause for any such changes, effects, developments shall not necessarily be excluded by this clause (iv), or (v) any changes in applicable Law or GAAP (or any interpretation thereof).

1.121 “Material Contract” has the meaning set forth in Section 3.13(a).

1.122 “MIFSA” has the meaning set forth in the preamble.

1.123 “Montreal Plant” means the plant located at 7500 Trans-Canada Highway, Pointe Claire, Quebec, Canada H9R 5H8.

1.124 “MNK-010 Agreement” means the manufacturing and developmental services agreement for MNK-010 between Mallinckrodt Medical Imaging- Ireland and Mallinckrodt Pharmaceuticals Ireland Limited dated October 24, 2014.

1.125 “Net Working Capital” means in relation to the Transferred Subsidiaries and the Indirect Subsidiaries as of any given date:

(A) the aggregation of the following combined assets: (i) Inventory net of provisions; (ii) accounts receivables, accrued income net of provisions; (iii) all trade intercompany balances receivable by the Transferred Subsidiaries and the Indirect Subsidiaries from the Share Sellers and their Affiliates other than the Transferred Subsidiaries and the Indirect Subsidiaries and (iv) other receivables net of provisions including down payments to suppliers, prepaid expenses, payroll related receivables, tax receivables (other than Income Tax receivables and deferred Tax assets), and sundry items;

(B) less the aggregation of the following combined liabilities: (i) trade payables, accrued liabilities and related trade accounts; (ii) all trade intercompany balances payable by the Transferred Subsidiaries and the Indirect Subsidiaries to the Share Sellers and their Affiliates other than the Transferred Subsidiaries and the Indirect Subsidiaries and (iii) other liabilities including down payments from clients, Tax liabilities (other than deferred Tax liabilities and Income Tax liabilities), payroll related liabilities, sundry items and deferred income;

(A) and (B) being determined in accordance with the Accounting Principles.

An illustrative calculation of Net Working Capital as of September 26, 2014 is set forth in Schedule 1.125.

For the avoidance of doubt all assets and liabilities included in the Net Working Capital shall not be included in the Cash nor in the Indebtedness and vice versa

1.126 “Non-ERISA Plans” has the meaning set forth in Section 3.21(a).

1.127 “Non-U.S. Benefit Plans” has the meaning set forth in Section 3.21(a).

1.128 “Non-U.S. Transferred Employees” has the meaning set forth in Section 5.3(a).

1.129 “Notice of Claim” has the meaning set forth in Section 9.3.

1.130 “Notice of Dispute” has the meaning set forth in Section 2.4(b).

1.131 “Ordinary Course” means, with respect to the Business, the ordinary and usual course of commercial and administrative operations of the Business, as conducted by the Share Sellers, the Transferred Subsidiaries and the Indirect Subsidiaries.

1.132 “Owned Real Property” has the meaning set forth in Section 3.10(a).

1.133 “Party” means any of the Share Sellers or the Buyer, and “Parties” means all of them.

1.134 “Past Practice” means, as to any Party, its past practices, accounting methods, elections and conventions.

1.135 “Permitted Encumbrances” means, collectively, (i) Encumbrances that are disclosed in the Disclosure Schedules, (ii) liens for Taxes, fees, levies, duties, assessments or other charges of any kind imposed by any Governmental Authority that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been made to the extent required by GAAP, (iii) liens for mechanics, materialmen, laborers, employees, suppliers or similar liens arising by operation of law, (iv) in the case of real property, any matters, restrictions, covenants, conditions, limitations, rights, rights of way, encumbrances, encroachments, reservations, easements, agreements and other matters of record, any matters that an accurate survey or inspection of the property would reveal, and the provisions of any Law

(including those relating to zoning, subdivision, building or land use), (v) in the case of Leased Real Property, statutory Encumbrances or Encumbrances arising by operation of Law in favor of landlords for amounts not yet due and payable, and all matters, exclusions, limitations, obligations, conditions, exceptions, and disclaimers, if any, reflected in the Real Property Leases or in any applicable records relating to any Leased Real Property, and (vi) any other Encumbrances that do not diminish the value of the affected property or interfere with the use of such assets.

1.136 “Perpetual Representations” has the meaning set forth in Section 9.6(a).

1.137 “Physical Count” has the meaning set forth in Section 6.2

1.138 “Post-Closing Periods” means all taxable periods with respect to the Business commencing on the day after the Closing Date.

1.139 “Pre-Closing Periods” means all taxable periods with respect to the Business ending on or before the Closing Date.

1.140 “Proceeding” or “Proceedings” mean any civil, criminal or administrative action, demand, suit, hearing, investigation or other proceeding by, before or with any Governmental Authority or any arbitration proceeding.

1.141 “Qualified Plans” has the meaning set forth in Section 3.21(b)(v).

1.142 “Raleigh Plant” means the plant located at 8800 Durant Rd., Raleigh, North Carolina 27616.

1.143 “Real Property Leases” means each lease, license or occupancy agreement, and any amendments thereto with respect to the Leased Real Property.

1.144 “Records” has the meaning set forth in Section 6.4.

1.145 “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, abandoning or migrating into the environment.

1.146 “Restructuring” means the series of transactions that the Share Sellers and their Affiliates effected principally prior to the date hereof (as well as any remaining actions to be taken prior to the Closing hereof) for the purposes of:

(i) extracting certain Business Assets and the CMDS Business from the other businesses of the Share Sellers and their Affiliates and aligning certain Business Assets and portions of the CMDS Business under common ownership,

(ii) ensuring that all Employees employed in connection with the Business become Employees of the Transferred Subsidiaries or Indirect Subsidiaries prior to the Closing and, when applicable, all Benefit Plans covering such employees be assigned or otherwise transferred to the concerned Transferred Subsidiary or Indirect Subsidiary prior to the Closing, other than any Benefit Plans that do not become Transferred Benefit Plans,

(iii) incorporating Luxembourg Newco as well as all the series of transactions completed by the Share Sellers or their Affiliates to make Luxembourg Newco the parent company of Mallinckrodt Deutschland Holdings GmbH, a company formed under the law of Germany,

(iv) terminating the nuclear medicine distribution by the Transferred Subsidiaries and the Indirect Subsidiaries and otherwise removing any commingling of the CMDS Business with Share Sellers’ and their Affiliates’ nuclear medicine business.

1.147 “Rules” has the meaning set forth in Section 11.8.

1.148 “Secondary Physical Count” has the meaning set forth in Section 6.2.

1.149 “Seller Licensed Patent Rights” means rights in and to all patents and patent applications listed on Schedule 1.149.

1.150 “Seller Marks” means the Seller Names and any other trademarks, service marks, or logos used on any, or in connection with the marketing, advertisement, promotion, offer for sale, or sale of, any products sold or offered for sale in connection with the Business that are not Business Trademark Rights and will not be transferred to the Buyer on the Closing Date.

1.151 “Seller Names” means the following trademarks, service marks, names and logos of the Share Sellers and all of their Affiliates that are used in connection with the Business but are not part of the Business Assets and will not be transferred to the Buyer on the Closing Date: “Mallinckrodt” (or any variant thereof) and any logos, symbols or other representation used generally by the Share Sellers and their Affiliates in connection with their businesses and product lines other than the Business.

1.152 “Seller Patent License Agreement” has the meaning set forth in Section 7.7(c).

1.153 “Sellers’ Knowledge” means, in relation to any given matter or event, the knowledge of such matter or event by any of the individuals whose names are set forth on Schedule 1.153.

1.154 “Share Sellers’ Representative” has the meaning set forth in Section 11.9.

1.155 “Seller UPC Codes” means the packaging UPC codes that, as of the Closing Date, appear on product Inventory included in the Business Assets or on product labels and packaging existing on the Closing Date and included in the Business Assets.

1.156 “Share Sellers” has the meaning set forth in the preamble.

1.157 “Shares” means all of the issued and outstanding capital stock of, or partnership or other ownership interests in the Transferred Subsidiaries.

1.158 “Split-Off” has the meaning set forth in Section 5.3(e)(i).

1.159 “Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

1.160 “Target Net Working Capital” means US$127,000,000.

1.161 “Tax” or “Taxes” means all federal, state, city, county and foreign income, profits, income, surtax, corporation, employment, PAYE, social security, pay related social security, unemployment, payroll, universal social charge, deposit interest retention, withholding, professional services withholding, occupation, premium, franchise, estimated, alternative or add-on minimum, gross receipts, sales, use, transfer, stamp, registration, recording, real or personal property, goods and services, environmental, capital, capital gains, gift, inheritance, probate, estate, windfall profits, ad valorem, value-added, excise or other tax of any kind whatsoever, and all penalties, additions to tax and interest relating to any such amounts, whether disputed or not. “Tax Attribute” means net operating losses, capital losses, investment Tax credit carryovers, earnings and profits, foreign Tax credit carryovers, overall foreign losses, previously taxed income, separate limitation losses and any other losses, deductions, credits or other comparable items that could affect a Tax liability as to any Party for a prior or future taxable period.

1.162 “Tax Claim” and “Tax Claims” have the meaning set forth in Section 2.5(e)(i).

1.163 “Tax Records” has the meaning set forth in Section 6.4.

1.164 “Tax Return” means all returns, reports, estimates, declarations, information returns, elections or statements required by Law to be filed related to any Tax, including any schedule or attachment thereto, and including any amendment or supplement thereof. Any one of the foregoing Tax Returns shall be referred to sometimes as a “Tax Return.”

1.165 “Tax Savings” have the meaning set forth in Section 9.7(h).

1.166 “TCA”, the Irish Taxes Consolidation Act 1997 of Ireland, as amended.

1.167 “Third Party Consultant” has the meaning set forth in Section 9.5(e).

1.168 “Threshold Date” means June 28, 2013.

1.169 “Transferred Benefit Plans” has the meaning set forth in Section 3.21(a).

1.170 “Transferred Employees” means those Employees (i) who accept employment with the Buyer or any of its Affiliates or (ii) whose employment transfers from a Transferred Subsidiary, an Indirect Subsidiary or an Affiliate of the Share Sellers to the Buyer or any of its Affiliates by operation of Law or by agreement among the Parties.

1.171 “Transferred Subsidiary” means any of the entities set forth on Schedule 1.171 and “Transferred Subsidiaries” means all of them. Schedule 1.171 also sets forth the subsidiaries owned by any Transferred Subsidiary, directly or indirectly (each one, an “Indirect Subsidiary” or collectively referred to as “Indirect Subsidiaries”).

1.172 “Transition Services Agreement” means the agreement to be entered into between the Parties and their appropriate Affiliates on the Closing Date to provide for the effective transfer to the Buyer of certain Business Assets that cannot be conveyed at the Closing, and to provide such other services on commercially reasonable terms as the Buyer may need subsequent to the Closing with respect to the Business, for a limited period of time.

1.173 “Tyco Tax Sharing Agreement” means the tax sharing agreement between Covidien plc, Tyco International and TE Connectivity Ltd. dated June 29, 2007.

1.174 “Updated Physical Count” has the meaning set forth in Section 6.2.

1.175 “Urology Business” means the business of selling, marketing, distributing, servicing and assembling urology imaging systems, as such business is being conducted by the Transferred Subsidiaries and the Indirect Subsidiaries, as of the date hereof or as of the Closing Date, as the context shall require.

1.176 “U.S. Benefit Plans” has the meaning set forth in Section 3.21(a).

1.177 “U.S. Transferred Employees” has the meaning set forth in Section 5.2(a).

1.178 “VAT” means any tax imposed in compliance with the Council Directive of November 28, 2006 on the common system of value added tax (EC Directive 2006/112).

1.179 “Welfare Plan” means an employee welfare benefit plan as defined in Section 3(1) of ERISA.

1.180 “Wholesale Distribution Authorizations” means the authority granted by any Governmental Authority, with appropriate competence in any particular jurisdiction, allowing any one or more entities to procure, hold, supply or export any product of the Business in or from such jurisdiction, whether it is a pharmaceutical product or a delivery device or any other product or device or any amalgam of both.

ARTICLE 2

PURCHASE AND SALE OF THE BUSINESS

2.1 Transfer of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing and as of the Effective Time, the Share Sellers shall sell, assign, transfer and convey to the Buyer or its designated Affiliates, and the Buyer or its designated Affiliates shall purchase, acquire and accept from such Share Sellers, all of such Share Sellers’ right, title and interest to and in all of the Shares, free and clear of all Encumbrances.

2.2 Closing. The Closing shall take place at 9:00 a.m., Central time, on the Closing Date at the offices of Bryan Cave LLP, in St. Louis, Missouri or at such other place as the Parties may agree in writing. At Closing, the Share Sellers shall deliver or cause to be delivered to the Buyer the documents identified in Article 7, and the Buyer shall deliver to the Share Sellers (i) by wire transfer of immediately available funds, in accordance with the wire transfer instructions set forth on Schedule 2.2, the Estimated Purchase Price and (ii) the documents identified in Article 8.

2.3 Estimated Purchase Price.

(a) At Closing, Buyer shall pay the “Estimated Purchase Price” for the Shares and for other rights of the Buyer hereunder, calculated as follows:

(i) US$ 270,000,000 (the “Base Amount”);

(ii) plus the Estimated Cash less the Estimated Indebtedness (the “Estimated Net Cash”);

(iii) plus the Estimated Net Working Capital less the Target Net Working Capital (the “Estimated Working Capital Adjustment”).

(b) No later than five (5) Business Days prior to the Closing Date, the Share Sellers, shall prepare, or cause to be prepared, and deliver to the Buyer a detailed written statement (the “Estimated Purchase Price Statement”) setting forth (A) the Estimated Cash, (B) the Estimated Indebtedness, (C) the Estimated Net Cash, (D) the Estimated Net Working Capital, (E) the Estimated Working Capital Adjustment, each calculated based on books, records and other applicable financial information prepared in accordance with the Accounting Principles, and the resulting Estimated Purchase Price. Prior to the Closing, the Share Sellers and the Buyer shall, in good faith, seek to resolve any differences that they may have with respect to the computation of any of the items in the Estimated Purchase Price Statement and revise the Estimated Purchase Price accordingly; provided, that if the Parties are unable to resolve all such differences prior to the Closing, the amounts of Estimated Cash, Estimated Indebtedness, Estimated Net Cash, Estimated Net Working Capital, and Estimated Working Capital Adjustment as set forth in the Estimated Purchase Price Statement shall be used for purposes of calculating the Estimated Purchase Price.

2.4 Post-Closing Adjustment.

(a) As soon as reasonably practicable following the Closing Date, and in any event no later than one hundred and five (105) days thereafter, the Buyer shall cause to be prepared and delivered to the Share Sellers a Closing Balance Sheet and a written statement setting out a calculation of (i) the Closing Net Working Capital, (ii) the Closing Working Capital Adjustment, (iii) the Closing Indebtedness, (iv) the Closing Cash, (v) the Closing Net Cash (altogether the “Final Purchase Price Statement”). During forty-five (45) days after the date the Share Sellers receive the Final Purchase Price Statement, upon reasonable notice, the Buyer shall, and shall cause its officer, directors, employees and accountants to afford the Share Sellers and their authorized representatives reasonable access to the offices, books and records necessary for the assessment by the Share Sellers of the Final Purchase Price Statement and to take copies of the same as the Share Seller may from time to time reasonably request, provided however that (i) any such access or furnishing of information shall be conducted during normal business hours and in such manner as not to interfere with the normal operations of the Business and (ii) the Share Sellers shall bear all of their own costs in connection with the assessment of the Final Purchase Price Statement. The Buyer will charge no additional cost to the Share Sellers for the time spent by its officers, directors, employees and accountants in connection with the foregoing.

(b) If the Share Sellers dispute any item of the Final Purchase Price Statement as calculated by the Buyer, not more than forty-five (45) days after the date the Share Sellers receive the Final Purchase Price Statement, the Share Sellers shall deliver to the Buyer a written notice, specifying in reasonable details all points of disagreement with the Buyer’s Final Purchase Price Statement and setting out a revised Closing Balance Sheet, a revised Closing Net Cash, a revised Closing Working Capital Adjustment and a revised Final Purchase Price (the “Notice of Dispute”), it being specified that all items and amounts in the Final Purchase Price Statement not specifically referenced as being in dispute in the Notice of Dispute shall be deemed to have been agreed upon for all purposes hereof. If no Notice of Dispute is delivered by the Share Sellers to the Buyer within such forty-five (45) day period, it shall be conclusively presumed that the Final Purchase Price Statement has been agreed upon for all purposes hereof. Upon the Buyer’s receipt of any Notice of Dispute, the Share Sellers and the Buyer shall promptly consult with each other with respect to the specified points of disagreement set forth in the Notice of Dispute in an effort to resolve the dispute. If any such dispute cannot be resolved by the Share Sellers and the Buyer within thirty (30) days after the Buyer receives the Notice of Dispute, the Share Sellers and the Buyer shall jointly refer the dispute to an international accounting firm that has no material relationship with either of the Parties appointed by mutual agreement between the Parties or if the Parties are unable to agree on such international accounting firm by the International Centre for Expertise of the International Chamber of Commerce in accordance with the provisions for the appointment of experts under the Rules for Expertise of the International Chamber of Commerce, upon the request of either Party (the “Expert”), to finally resolve, as soon as practicable, and in any event within sixty (60) days after such reference, all unresolved points of disagreement with respect to the Final Purchase Price Statement. For purposes of such determination by the Expert, each of the Share Sellers and the Buyer shall submit to the Expert a proposed calculation of each disputed issue and a written statement of its position. The Expert shall apply the terms of this Agreement governing the determination of the different components included in the Final Purchase Price Statement and in particular the Accounting Principles and shall otherwise make its determination in accordance with such procedures as the Parties may agree. In no event shall the Expert assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Expert’s determination shall be based solely on written submissions by the Share Sellers and the Buyer (i.e., not an independent review) and on the definitions included herein. Each of the Parties shall bear its own expenses in connection with any such dispute, except that the fees and expenses of the Expert shall be allocated by the Expert. All determinations by the Expert shall be final, conclusive and binding with respect to the Final Purchase Price Statement, in the absence of fraud or manifest error.

(c) The “Closing Adjustment Amount”, means an amount, which may be positive or negative, equal to (A) the Closing Working Capital Adjustment minus the Estimated Working Capital Adjustment, plus (B) the Estimated Indebtedness minus the Closing Indebtedness, plus (C) the Closing Cash minus the Estimated Cash each as finally determined pursuant to Section 2.3 and this Section 2.4.

(d) The Estimated Purchase Price shall be adjusted upwards or downwards as follows pursuant to this Section 2.4:

(i) if the Final Purchase Price exceeds the Estimated Purchase Price the Buyer shall pay to the Share Sellers the amount in cash equal to the excess of the Final Purchase Price over the Estimated Purchase Price;

(ii) if the Final Purchase Price is lower than the Estimated Purchase Price the Share Sellers shall pay to the Buyer the amount in cash equal to the excess of the Estimated Purchase Price over the Final Purchase Price.

Any payment so required to be made by either the Share Sellers or the Buyer shall be by wire transfer of immediately available funds, not more than fifteen (15) days after final determination thereof, to an account to be designated by the payee at least five (5) days prior to the due date.

2.5 Taxes.

(a) All sales, use, value-added, gross receipts, registration, stamp or other similar transfer Taxes incurred in connection with the transfer and sale of the Shares, as contemplated by the terms of this Agreement, including all recording or filing fees, notarial fees and other similar costs of Closing, that may be imposed upon, or payable, collectible or incurred, shall be borne equally by the Buyer, on the one hand, and the Share Sellers, on the other hand. The Buyer and the Share Sellers agree to use commercially reasonable efforts in good faith to minimize the applicability and amount of any such transfer Taxes that may be assessed in connection with the transactions contemplated hereunder.

(b) Except as provided in Section 2.5(a)or to the extent reflected in the Closing Net Working Capital or Closing Indebtedness, any Taxes with respect to the Transferred Subsidiaries or the Indirect Subsidiaries for any Pre-Closing Periods or portion of a Straddle Period ending on the Closing Date shall be borne by the Share Sellers, and any Taxes with respect to the Transferred Subsidiaries or the Indirect Subsidiaries, for any Post-Closing Period or portion of a Straddle Period beginning on the day after the Closing Date shall be borne by the Buyer.

(c) The Parties shall apportion any liability for Straddle Period Taxes in the manner set forth in this Section 2.5(c). In the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax which relates to the portion of such taxable period ending as of the end of business on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income, gross receipts, sales, use or payroll be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending as of the end of business on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Taxes based upon or related to income, gross receipts, sales, use, payroll, or imposed in connection with any sale or other transfer or assignment of property (whether real or personal or tangible or intangible), be deemed to be equal to the amount which would be payable if the relevant taxable period ended as of the end of business on the Closing Date pursuant to an interim closing of the books. Any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period of the Transferred Subsidiaries and the Indirect Subsidiaries ended as of the end of business on the Closing Date.

(d) The Buyer and the Share Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practical, such information (including reasonable access to books and records) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any Tax matter. The Buyer and the Share Sellers shall reasonably cooperate with each other in the conduct of any Tax audit or other Tax proceedings. Any Tax audit or other Tax Proceeding with respect to a Pre-Closing Period or Straddle Period shall be subject to the procedures set forth in Section 2.5(e) below.

(e)

(i) After the Closing, the Buyer shall within ten (10) Business Days notify the Share Sellers in writing upon receipt by the Buyer or any Affiliate of the Buyer (including the Transferred Subsidiaries and the Indirect Subsidiaries) of any notice of any pending or threatened audit, examination or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or similar claim relating to any Pre-Closing Period or Straddle Period (a “Tax Claim” and collectively the “Tax Claims”), provided, however, that failure to deliver such notice shall not affect the Share Sellers’ obligations for Taxes hereunder except to the extent the Share Sellers are prejudiced thereby.

(ii) Buyer shall control representation with respect to any Tax Claim and the Buyer shall take any and all actions with respect to the defense of all such Tax Claims; provided, however, the Share Sellers shall be entitled, at their election and at their own expense, to observe and comment on any Tax Claims, including employing counsel at their own expense; provided, further, that the Buyer, irrespective of whether or not the Share Sellers have elected to so participate in the defense of any such Tax Claim, may not settle or compromise any such Tax Claim that increases a Tax for a Pre-Closing Period or any portion of a Straddle Period ending on the Closing Date without the Share Seller’s consent, which consent shall not be unreasonably withheld, delayed or conditioned, but otherwise the Buyer shall be entitled to settle, compromise or accept any judgment or final ruling with respect to any such Tax Claim without the Share Sellers’ consent. For the avoidance of doubt, the Share Sellers shall not, in any event, be entitled to observe or participate in any portion of an audit, examination or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or similar claim to the extent such matter relates to (i) Post-Closing Periods, or (ii) Buyer or any Affiliate of Buyer other than the Transferred Subsidiaries or Indirect Subsidiaries. The Buyer shall keep the Share Sellers reasonably informed with respect to the status and nature of any such Tax Claims.

(f)

(i) The Share Sellers shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns relating to Pre-Closing Periods of the Transferred

Subsidiaries and any Indirect Subsidiaries if and to the extent such returns are to be filed prior to the Closing Date. The Share Sellers shall reimburse Buyer for all Taxes paid by Buyer or the Transferred Subsidiaries or Indirect Subsidiaries after the Closing Date as a consequence of any such Tax Returns, unless and to the extent accrued in the Closing Net Working Capital or Closing Indebtedness, within fifteen (15) Business Days of payment of any such Taxes.

(ii) The Buyer shall prepare or cause to be prepared in a manner consistent with Past Practice (except (A) as otherwise required by a change in applicable law, (B) with the Share Sellers’ prior written consent (not to be unreasonably withheld), or (C) to the extent Buyer obtains written advice from an internationally recognized accounting firm that a position taken with respect to a Past Practice is not, more likely than not, to be sustained), and file or caused to be filed, all Pre-Closing Period and Straddle Period Tax Returns of the Transferred Subsidiaries and the Indirect Subsidiaries, if such Tax Returns are required to be filed after the Closing Date. With respect to any Income Tax Return of the Transferred Subsidiaries or any Indirect Subsidiary for a Pre-Closing Period or a Straddle Period or any other Tax Return to the extent such Tax Return relates to the payment or refund of any Taxes for which the Share Sellers and their Affiliates are responsible or for which they are the beneficiaries, if such Tax Returns are required to be filed after the Closing Date, the Buyer shall provide the Share Sellers and their authorized representatives with copies of such completed Tax Return at least thirty (30) days prior to the due date for filing such Tax Return. The Share Sellers and their authorized representatives shall have the right to review and comment on such Tax Return prior to the filing thereof. The Buyer and the Share Sellers shall agree on any such Tax Returns prior to filing, and agree to consult and resolve in good faith any issues arising as a result of the review of such Tax Return by the Share Sellers or their authorized representatives prior to the filing of such Tax Return, provided, however, that in the event they are unable to agree, then the matter shall be referred to the Expert, whose fees shall be borne as provided in Section 2.4(b) and whose determination shall be final, conclusive and binding with respect to the matters referred thereto, in the absence of fraud or manifest error. In the event that the Expert has not resolved any item prior to the due date for filing the applicable Tax Return or the parties have otherwise been unable to agree, such Tax Return shall be filed as determined by Buyer, provided, however, that Buyer shall amend any such Tax Return to the extent necessary to conform to the final determination of the Expert. The Share Sellers shall reimburse the Buyer for all Taxes paid by Buyer or the Transferred Subsidiaries or Indirect Subsidiaries after the Closing Date for any Pre-Closing Period or the Share Sellers’ allocable portion of any Straddle Period, except to the extent accrued in the Closing Net Working Capital or Closing Indebtedness, within fifteen (15) Business Days of payment of any such Taxes.

(iii) The Buyer shall use commercially reasonable efforts to cooperate with and assist the Share Sellers (at the Share Sellers’ sole cost and expense) in amending any Tax Return relating to a Pre-Closing Period to the extent necessary to claim any refund or credit described in Section 2.5(g). If such amendment would result in any increased Tax liability in the Post-Closing Period or the portion of any Straddle Period after the Closing Date, the Share Sellers shall indemnify Buyer for any Taxes paid by Buyer as a result of such amendment.

(iv) The Buyer shall not cause or permit any Transferred Subsidiary, Indirect Subsidiary or Affiliate of the Buyer to amend any Tax Return without the prior written consent of the Share Sellers, not to be unreasonably withheld, delayed or conditioned, except as otherwise required by applicable law.

(v) The Buyer shall, and shall cause each Transferred Subsidiary and Indirect Subsidiary to, make any available elections to waive the right to carry back any Tax Attribute from a taxable period or portion thereof ending after the Threshold Date to a taxable period or portion thereof ending on or prior to the Threshold Date, unless the Share Sellers give the Buyer prior written consent, such consent to be exercised in the Share Sellers’ sole discretion, to not make such elections.

(g) The Buyer shall promptly pay or shall cause prompt payment to be made to the Share Sellers of all refunds of Taxes and interest thereon received by, or credited against Tax liability of the Buyer, any Affiliate of the Buyer, or any Transferred Subsidiary or Indirect Subsidiary attributable to any Pre-Closing Period or a portion of a Straddle Period ending as of the end of business on the Closing Date, net of any Taxes (or Taxes resulting from a distribution of such refunded amount by any Transferred Subsidiary or Indirect Subsidiary) or out of pocket expenses incurred by the Buyer or any of its Affiliates with respect to such refund or credit. To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Governmental Authority, the Share Sellers agree promptly to repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Governmental Authority, to the Buyer. Notwithstanding the foregoing, in no event shall this Section 2.5(g) require that the Buyer, or Affiliates (including the Transferred Subsidiaries and Indirect Subsidiaries) make any payment with respect to any Tax refund (and such refund shall be for the benefit of Buyer or Affiliates, as applicable) that is with respect to (i) any refund that is the result of the carrying back to a Pre-Closing Tax Period of any net operating loss or other Tax attribute or Tax credit relating to a Tax period (or portion thereof) beginning after the Closing Date, (ii) any refund resulting from the payment of Taxes made on or after the Closing Date to the extent (X) the Buyer was not indemnified or otherwise reimbursed for such Taxes or (Y) such Taxes were not taken into account in the calculation of Closing Net Working Capital or Closing Indebtedness, or (iii) any refund that gives rise to a payment obligation by Buyer or Affiliates to any person under applicable Laws or pursuant to a provision of a contract or other agreement entered (or assumed) by any Transferred Subsidiary or Indirect Subsidiary on or prior to the Closing Date.

(h) All Tax sharing or similar agreements to which any Transferred Subsidiary or Indirect Subsidiary is a party (other than (1) the Tax Matters Agreement between Covidien plc and Mallinckrodt plc dated June 28, 2013 (the “Covidien Tax Matters Agreement”) and (2) those Tax sharing or similar agreements to which any Transferred Subsidiary or Indirect Subsidiary is a party with another Transferred Subsidiary or Indirect Subsidiary which the Buyer requests in writing to the Share Sellers not be terminated as of the end of business on the Closing Date) shall be terminated as of the end of business on the Closing Date and, after such date, no Transferred Subsidiary or Indirect Subsidiary shall be bound thereby or have any rights or obligations thereunder.

(i) For the avoidance of doubt, Share Sellers shall not be liable for any Tax that could result if Buyer effects a Section 338 election with respect to any of the transactions contemplated by this Agreement or files IRS Form 8832 to elect to treat any Transferred Subsidiary or Indirect Subsidiary as a partnership or disregarded entity pursuant to Treasury Regulation Section 301.7701-3.

2.6 Allocation of Estimated Purchase Price and Final Purchase Price.

(a) At least three (3) Business Days prior to the Closing Date, the Parties shall set forth on Schedule 2.6(a) the allocation of the Estimated Purchase Price among each of the Transferred Subsidiaries and among each of the Indirect Subsidiaries. Subject to Section 2.6(b) below, the Share Sellers and the Buyer shall report the acquisition of the Shares for all Tax purposes in a manner consistent with such allocation (taking into account any Closing Adjustment Amount or portion thereof as an adjustment to the Estimated Purchase Price allocated to the appropriate entity), and shall take no position inconsistent therewith or contrary thereto. Subject to Section 2.6(b) below, the allocation may not be amended or changed without the mutual written consent of the Parties.

(b) Within sixty (60) days after final determination (by agreement or otherwise) of the Final Purchase Price, the Share Sellers shall prepare and deliver to the Buyer, for its review, a schedule allocating the Final Purchase Price and assumed liabilities (to the extent included in “amount realized” for U.S. federal income tax purposes) among the purchased assets and the covenants set forth in Section 6.8 in accordance with Section 1060 of the Code and any similar provision of state, local or foreign Law, as appropriate (the “Allocation”). The Buyer shall have the right, for forty five (45) days after such delivery, to provide reasonable, written comments to such draft Allocation. If the Buyer does not object to such draft Allocation within such 45-day period, such Allocation shall be final and binding on the Parties and the Parties will report such Allocation and take no Tax position contrary thereto. The Buyer and the Share Sellers shall negotiate in good faith for thirty (30) days after any comments are delivered in an attempt to resolve any disagreements between them with respect to such draft Allocation. If the Buyer and the Share Sellers are unable to agree on the Allocation, then the Expert shall resolve the dispute in a manner consistent with the provisions of Section 2.4(b), and the Allocation, as resolved by the Expert, shall be binding on the Parties.

2.7 Completion of Transfers and Assurance of Beneficial Interest.

(a) The entire beneficial interest in and to, and the risk of loss with respect to, the Business Assets (and any liabilities related thereto), shall pass to the Buyer at Closing as of the Effective Time. All operations of the Business shall be for the account of the Share Sellers up to and including the Effective Time and shall be for the account of the Buyer thereafter. In the event that, notwithstanding the sale of the Shares hereunder at Closing, legal title to any of the Business Assets is not fully transferred or transferable at Closing, the seller of the Shares of the Transferred Subsidiary (and, indirectly, any Indirect Subsidiary owned by such Transferred Subsidiary) holding such Business Assets shall hold such Business Assets as nominee for the Buyer until completion of such transfers in accordance with the provisions of Sections 2.7(b) and 2.7(c) set forth below, unless and to the extent of any specific arrangements agreed upon by the Parties that are contemplated by the provisions of Section 2.8 below.

(b) In the event that the legal interest in any of the Business Assets to be transferred or conveyed pursuant to this Agreement, or any claim, right or benefit arising thereunder or resulting therefrom cannot be transferred or conveyed hereunder as of the Closing Date because any waiting or notice period has not expired or any consents or approvals required for such transfer have not been obtained or waived, then the legal interest in such Business Assets shall not be deemed to be transferred or conveyed unless and until such waiting or notice period shall have expired or until approval, consent or waiver thereof is obtained. Except as set forth in Section 6.7 with respect to Competition Filings, the Share Sellers and their applicable Affiliates shall, and the Buyer shall and shall cause its designated Affiliates, to use commercially reasonable efforts to cooperate in obtaining such consents, approvals or waivers as may be necessary to complete such transfers as soon as practicable. Any out-of pocket cost or expenses in connection with obtaining such consents, approvals or waivers shall be borne by the Share Sellers or their Affiliates, except as and to the extent specifically set forth in any Transition Services Agreement or as may otherwise specifically be agreed to herein. Except as set forth in Section 7.2, Section 7.3, Section 7.4 and Section 8.2, the failure of the Share Sellers to obtain any required consents, approvals or waivers prior to Closing shall not affect the Buyer’s obligations to close under this Agreement or to pay, or cause to be paid, the Estimated Purchase Price. Nothing in this Agreement shall be construed as an attempt to assign to the Buyer any legal interest in any of the Business Assets which, as a matter of law or by the terms of any legally binding contract, engagement or commitment to which any of the Share Sellers, the Transferred Subsidiaries or the Indirect Subsidiaries is subject, is not assignable without the consent of any other party, unless such consent shall have been given or the requirement of such consent shall have been waived in writing by such other party.

(c) Pending the conveyances and transfers referred to in Section 2.7(b), the Share Sellers shall hold any such Business Assets that cannot be conveyed or transferred for the benefit and at the risk of the Buyer and shall cooperate with the Buyer in any lawful and reasonable arrangements designed to provide the benefits of ownership thereof to the Buyer, including, without limitation, those arrangements that will be set forth in and governed by the terms of any Transition Services Agreement.

2.8 Transition Services Agreement.

(a) The Business Assets include some assets and obligations, in particular (but without limitation) Marketing Authorizations and certain Contracts, that will require the consent of one or more Governmental Authorities or third parties for their final transfer, conveyance or assignment to the Buyer or one of its Affiliates. In that regard, the Share Sellers (and such of their Affiliates as may be required in any particular circumstances) will provide to the Buyer and its Affiliates certain services after the Closing Date, including commercially reasonable efforts to ensure that all Marketing Authorizations and material Contracts that are part of the Business Assets purchased hereunder by the Buyer are transferred, conveyed and assigned to the Buyer or its Affiliates as soon as reasonably possible. With respect to the Marketing Authorizations in particular, until such time as the Marketing Authorization for any product(s) of the Business relative to any particular jurisdiction can be transferred, conveyed and assigned to the Buyer or one of its Affiliates with full legal effect, then, with respect to such product(s) and such jurisdiction, the Share Sellers and/or their Affiliates will engage in such activities as may be reasonably necessary to ensure that the marketing, sale and distribution of such product(s) in such jurisdiction is accomplished in substantially the manner in which such activities were carried on prior to the Effective Time and that the Buyer and its Affiliates receives any economic benefit or detriment that is associated with such activities. The details of such activities for each product and jurisdiction shall be reflected in appropriate exhibits and attachments to the Transition Services Agreement. For the avoidance of doubt, the foregoing shall not be deemed to affect the Buyer’s right not to close the transactions contemplated herein as a consequence of the failure to meet the condition to Closing set forth in Section 7.3.

(b) The Transition Services Agreement will also provide for the provision to the Buyer and its Affiliates by the Share Sellers and their Affiliates certain corporate and support services in support of the Business generally or with respect to multiple jurisdictions, for a limited period of time and for reasonable consideration, any of which will be set forth in greater detail in exhibits and attachments to the Transition Services Agreement.

(c) The Transition Services Agreement, subject to the preparation of its exhibits and attachments by the Parties during the period between the execution hereof and the Closing, will be substantially in the form of the agreement attached hereto as Exhibit A.

2.9 Excluded Assets.

(a) Prior to the Closing, (i) the Share Sellers shall cause the Transferred Subsidiaries and the Indirect Subsidiaries to transfer to other Affiliates of the Share Sellers, without consideration allocable pursuant to Section 2.6, any assets owned by them which are Excluded Assets, and (ii) the Share Sellers shall take reasonable best efforts to ensure that no Excluded Assets are conveyed or transferred to the Buyer in connection herewith. Any and all costs and expenses incurred in transferring ownership of the Excluded Assets from the Transferred Subsidiaries and the Indirect Subsidiaries to other Affiliates of the Share Sellers, including, but not limited to, applicable Taxes, recording and filing fees and preparation of transfer documents, whether incurred before or after Closing, shall be borne by the Share Sellers.

(b) To the extent permitted by law and regardless of whether or not in any given circumstance the Share Sellers have complied fully with the requirements of Section 2.9(a) above, the entire beneficial interest in and to, and the risk of loss with respect to, the Excluded Assets (whether or not owned by any of the Transferred Subsidiaries or the Indirect Subsidiaries), shall, regardless of when legal title is transferred, pass to the Share Sellers or their designated Affiliates at Closing as of the Effective Time. All benefits of ownership and liabilities with respect to all Excluded Assets shall be for the account of the Share Sellers and their Affiliates at all times.

(c) Except as set forth in Section 7.2, Section 7.5 and Section 8.2, in the event that the legal interest in any of the Excluded Assets owned by the Transferred Subsidiaries or the Indirect Subsidiaries to be transferred or conveyed as contemplated by this Section 2.9, or any claim, right or benefit arising thereunder or resulting therefrom cannot be transferred or conveyed to another Affiliate of the Share Sellers that is not a Transferred Subsidiary or Indirect Subsidiary on or prior to the Closing Date because any waiting or notice period has not expired or any consents or approvals required for such transfer or conveyance have not yet been obtained or waived, then the legal interest in such Excluded Assets shall not be transferred or conveyed unless and until such waiting period has expired or until such an approval, consent or waiver thereof is obtained. Except as set forth in Section 6.7 with respect to Competition Filings, the Share Sellers shall, and the Buyer shall and shall cause its Affiliates, all at the expense of the Share Sellers and their Affiliates, to use commercially reasonable efforts to obtain such consents, waivers or approvals as may be necessary to complete such assignments, transfers or waivers and to obtain satisfaction of conditions to transfer as soon as practicable. Nothing in this Agreement shall be construed as an attempt to assign to any Affiliate of the Share Sellers that is not a Transferred Subsidiary or Indirect Subsidiary any Excluded Assets which, as a matter of law or by the terms of any contract, engagement or commitment to which any Transferred Subsidiary or Indirect Subsidiary is subject, is not assignable without the consent of any other party, unless such consents shall have been given or the requirement for such consent shall have been waived in writing by such other party.

(d) Pending the conveyances and transfers referred to above in Section 2.9(c), the Buyer or its Affiliates shall cause the relevant Transferred Subsidiary or Indirect Subsidiary to hold any such non-assignable Excluded Assets for the benefit and at the risk of the Share Sellers and their Affiliates and to cooperate with the Share Sellers in any lawful and reasonable arrangements designed to provide the benefits of ownership thereof to the Share Sellers and their Affiliates, at the expense and for the account of the Share Sellers.

2.10 Certain Costs and Expenses. The Share Sellers shall bear all costs and expenses (if any) associated with the assignment, transfer and conveyance to the Buyer and its Affiliates, and the recordation by them, of any Business Assets that are Intellectual Property or real property (i.e., the Raleigh Plant, the Montreal Plant, the Dublin Plant, the Cincinnati Plant and any Real Property Leases) or any other Business Assets for which any such cost, expense and/or recordation may be required for effective transfer.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SHARE SELLERS

The Share Sellers hereby make the following representations and warranties, each of which is true and correct on the date hereof, and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth in Section 9.6 below.

3.1 Existence and Power.

(a) Each of the Share Sellers has the corporate power and authority to execute and deliver this Agreement, the Ancillary Agreements, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Each of the Share Sellers has the corporate power and authority to effect the transfer of the Shares and to execute and deliver any Ancillary Agreement to which it is a party, and to consummate the transactions contemplated hereby and thereby. Each Affiliate of the Share Sellers that is a party to any Ancillary Agreement has the corporate power and authority to execute and deliver any Ancillary Agreement to which it is a party, and to consummate the transactions contemplated thereby.

(b) Each of the Share Sellers, the Transferred Subsidiaries and the Indirect Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of formation and each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified occurs in a jurisdiction in which the Transferred Subsidiaries and the Indirect Subsidiaries do not conduct any material Business.

(c) Except as set forth on Disclosure Schedule 3.1(c), none of the Share Sellers nor any of their Affiliates, in each case in respect of the Business, is a party to, subject to or bound by any Material Contract, Encumbrance or Law which would (except with respect to any such Contract that requires consent for assignment or transfer) (i) be breached or violated or its obligations thereunder accelerated or increased (whether or not with notice or lapse of time or both) in any material respect by the execution or delivery by the Share Sellers of this Agreement or by the Share Sellers or any Affiliates of any Ancillary Agreement, or the performance by any of the Share Sellers or any Affiliates of the transactions contemplated hereby or thereby or (ii) prevent the carrying out of the transactions contemplated by this Agreement or any Ancillary Agreement. Except as set forth on Disclosure Schedule 3.1(c) or otherwise provided for herein, no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Governmental Authority or third party is required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement by any of the Share Sellers or the consummation by any of the Share Sellers any of their Affiliates of the transactions contemplated hereby or thereby. The transactions contemplated by this Agreement and the Ancillary Agreements will not result in the creation of any Encumbrance against any of the Business Assets or the Shares.

(d) As of the Closing, each of the Transferred Subsidiaries and the Indirect Subsidiaries shall have the power and authority to own, lease and use its assets and to transact the business in which it is engaged, and shall hold all material authorizations, franchises, licenses and permits required therefor, in respect of the Business.

3.2 Valid and Enforceable Agreement; Authorization.

(a) This Agreement has been duly executed and delivered by the Share Sellers and constitutes a legal, valid and binding obligation of the Share Sellers, enforceable against the Share Sellers in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary corporate action on the part of the Share Sellers. Each of the Share Sellers has full corporate authority to enter into and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b) As of the Closing, the Ancillary Agreements will be duly executed and delivered by the Share Sellers and/or their Affiliates, as applicable, and will each constitute a legal, valid and binding obligation of the Share Sellers and/or their Affiliates executing each such Ancillary Agreement, and enforceable against such parties in accordance with their terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity. As of the Closing, the execution and delivery of the Ancillary Agreements and the consummation of the transactions contemplated thereby will have been duly authorized, approved and ratified by all necessary corporate action on the part of the Share Sellers and/or their Affiliates, as applicable. Each of the Share Sellers and/or their Affiliates that are parties to the Ancillary Agreements have full corporate authority to enter into and deliver the Ancillary Agreements, to perform their obligations thereunder, and to consummate the transactions contemplated thereby.

3.3 Capitalization and Ownership.

(a) Schedule 1.171 sets forth a list of each of the Transferred Subsidiaries and the Indirect Subsidiaries and Disclosure Schedule 3.3(a) for each of the Transferred Subsidiaries and the Indirect Subsidiaries, sets forth (i) the number of shares of authorized capital stock or other equity interests, (ii) the number of issued and outstanding shares of each class of its capital stock or other equity interests, (iii) and regarding Liebel-Flarsheim Canada Inc., the legal stated capital for purposed of the Canada Business Corporations Act and the tax paid-up capital for purposes of the Income Tax Act (Canada), and (iv) the names of its directors (supervisory and management) and elected officers. All of the outstanding shares of capital stock or other equity interests in the Transferred Subsidiaries are held of record and beneficially owned by the Share Sellers, free and clear of all Encumbrances, and are validly issued, fully paid and non-assessable. All of the outstanding shares of capital stock or other equity interests in the Indirect Subsidiaries are held of record and beneficially owned by the Transferred Subsidiaries, free and clear of all Encumbrances, and are validly issued, fully paid and non-assessable.

(b) Except as set forth on Disclosure Schedule 3.3(b), the Transferred Subsidiaries and Indirect Subsidiaries do not, directly or indirectly, (i) own capital stock or other securities of, or any proprietary interest in, any person or (ii) control any other person.

(c) There are no: (i) outstanding options, warrants or rights to acquire any shares of the capital stock or other equity interests of any Transferred Subsidiary or Indirect Subsidiary, (ii) outstanding securities of any Transferred Subsidiary or Indirect Subsidiary that are convertible into shares of capital stock or other equity interests of such Transferred Subsidiary or Indirect Subsidiary, (iii) preemptive or similar rights that exist with respect to the shares of capital stock or other equity interests of any Transferred Subsidiary or Indirect Subsidiary, (iv) commitments or obligations of any kind obligating the Share Sellers or any of their Affiliates, to issue or sell any shares of stock or other equity interests of any Transferred Subsidiary or Indirect Subsidiary, or any shares of capital stock or other securities convertible into or exchangeable for any shares of stock or other equity interests of any Transferred Subsidiary or Indirect Subsidiary, (v) outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock or other equity interests of any Transferred Subsidiary or Indirect Subsidiary, (vi) commitments or obligations of any kind requiring any Transferred Subsidiary or Indirect Subsidiary to purchase, redeem or otherwise acquire any of its shares of capital stock or other equity interests or any stock or other equity interest in any other person, or (vii) irrevocable proxies or voting agreements with respect to any capital stock or other equity interests or ownership or voting interests in any Transferred Subsidiary or Indirect Subsidiary.

(d) Disclosure Schedule 3.3(d) sets forth the branches owned by any Transferred Subsidiary, directly or indirectly.

3.4 Financial Statements. Attached as Disclosure Schedule 3.4 are the Financial Statements. The Financial Statements (a) were derived from the books and records of the Business, (b) present fairly the financial position and results of operations of the Business at the dates and for the periods indicated, and (c) have been prepared in accordance with GAAP.

3.5 Interim Accounts. Attached as Disclosure Schedule 3.5 are the “Interim Accounts”. The “Interim Accounts” (a) derive from the books and records of the Transferred Subsidiaries and Indirect Subsidiaries, (b) present fairly the financial position and results of operations of the Transferred Subsidiaries and Indirect Subsidiaries as at March 27, 2015 and (c) have been prepared in accordance with GAAP, except for (i) the absence of normal year-end adjustments, footnotes and other presentation items and (ii) adjustments due to allocation methodology differences, such as freight and warehousing, restructuring, or definitional differences, such as corporate overhead allocations, intangible asset amortization, impairment charges, and non-Business manufacturing variances. The Transferred Subsidiaries and Indirect Subsidiaries shall not have any liabilities which are, individually or in the aggregate, material to the Business except for liabilities (i) shown on the Interim Accounts for the period ended on March 27, 2015, (ii) that have arisen in the Ordinary Course since the date of such Interim Accounts, (iii) are identified on the Disclosure Schedules or (iv) are or will be incurred in connection with this Agreement, the Ancillary Agreements or any of the transactions contemplated hereby or thereby.

3.6 Absence of Certain Developments. Except for the Restructuring, the sale process with regard to the transactions contemplated by this Agreement and as set forth in Disclosure Schedule 3.6, since September 26, 2014, the Business has been operated in the Ordinary Course in all material respects and none of the Business, the Share Sellers or any of their Affiliates, in each case in respect of the Business, has (i) suffered a Material Adverse Effect, (ii) incurred any liability or entered into any other transaction except for liabilities and transactions that have not had a Material Adverse Effect, (iii) suffered any material adverse change in its relationship with any of the suppliers, customers, distributors, lessors, licensors, licensees or other third parties, (iv) increased the rate or terms of compensation or benefits payable to or to become payable by it to its Employees or increased the rate or terms of any bonus, pension or other employee benefit plan covering any of its Employees, except in each case for increases occurring in the Ordinary Course in accordance with (A) its customary practice (including normal periodic performance reviews and related compensation and benefits increases) or (B) the terms of a collective bargaining agreement or other labor agreement covering any of the Employees, (v) waived any claims or rights of material value, (vi) sold, leased, licensed or otherwise disposed of any of its material assets, other than in the Ordinary Course, (vii) amended or terminated any material Contract to which it is or was a party, (viii) not otherwise operated the Business outside the Ordinary Course, or (ix) committed pursuant to a legally binding agreement to do any of the things set forth in clauses (ii) through (viii) above.

3.7 Taxes. Except as disclosed on Disclosure Schedule 3.7.

(a) All Income Tax Returns and other material Tax Returns for Pre-Closing Periods required to be filed prior to the date hereof by each of the Transferred Subsidiaries and the Indirect Subsidiaries have been filed and all such Tax Returns are true, correct and complete in all material respects. All Taxes of any Transferred Subsidiary or Indirect Subsidiary that are due and payable have been paid. There are no liens for Taxes (other than Permitted Encumbrances) upon any of the assets of the Transferred Subsidiaries or the Indirect Subsidiaries. There are no material Tax audits or administrative or judicial Tax proceedings currently pending or being conducted with respect to the Transferred Subsidiaries or the Indirect Subsidiaries. The Share Sellers and their Affiliates have not received from the IRS or any other Governmental Authority any written (A) notice indicating an intent to open an audit or other review, (B) request for information related to Tax matters, or (C) notice of deficiency or proposed adjustment of any amount of Tax proposed, asserted, or assessed by any Governmental Authority, in each case, with respect to a Transferred Subsidiary or Indirect Subsidiary. Each Transferred Subsidiary and Indirect Subsidiary has timely and properly withheld and paid all material Taxes required by any applicable Law to have been withheld and paid.

(b) None of the Transferred Subsidiaries or the Indirect Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, nor has any request been made of them in writing by a Governmental Authority for any such extension or waiver.

(c) None of the Transferred Subsidiaries or the Indirect Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement that will be effective after the Effective Time (other than (i) the Covidien Tax Matters Agreement, the Tyco Tax Sharing Agreement and any tax sharing agreement referenced in Section 2.5(h)(2), (ii) agreements with customers, employees, lenders, vendors or lessors, or Tax indemnity provisions entered into in connection with purchase or sale agreements or other commercial agreements, and (iii) any Tax sharing agreements solely between any one or more of the Transferred Subsidiaries or the Indirect Subsidiaries).

(d) None of the Transferred Subsidiaries or the Indirect Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, nor has any Transferred Subsidiary or Indirect Subsidiary been included in any “consolidated”, “unitary” or “combined” Tax Return provided for under the laws of the United States, any non-U.S. jurisdiction or any state or locality with respect to Taxes or (ii) has any liability for the Taxes of any person (other than the Transferred Subsidiaries or the Indirect Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of U.S. state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(e) None of the Transferred Subsidiaries or the Indirect Subsidiaries is a party to any joint venture, partnership, other arrangement or contract that would reasonably be expected to be treated as a partnership for federal income Tax purposes. No non-U.S. Transferred Subsidiary or non-U.S. Indirect Subsidiary is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

(f) None of the Transferred Subsidiaries or the Indirect Subsidiaries has engaged in any listed transactions (as defined under Section 6707A(c) of the Code).

(g) The Transferred Subsidiaries and the Indirect Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of U.S. state, local or non-U.S. Tax law) executed on or prior to the Closing Date; (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; or (vii) election made under Section 108(i) of the Code prior to the Closing.

(h) Since December 31, 2012, no claim has been made in writing by a Governmental Authority in a jurisdiction where a Transferred Subsidiary or Indirect Subsidiary does not file a Tax Return that such Transferred Subsidiary or Indirect Subsidiary is subject to Taxes assessed by such jurisdiction.

(i) None of the Transferred Subsidiaries or Indirect Subsidiaries has a permanent establishment, branch or fixed place of business in a country (i) other than the country in which it is organized or (ii) where it does not pay Tax.

(j) The Share Sellers and their Affiliates have not applied for, nor received, any letter ruling from the IRS (or any comparably ruling from any other taxing authority) with respect to the Transferred Subsidiaries or the Indirect Subsidiaries.

(k) The Transferred Subsidiaries and the Indirect Subsidiaries has kept capital goods records for Irish VAT purposes as required by law.

(l) None of the shares of the Transferred Subsidiaries or the Indirect Subsidiaries derive their value or the greater part of their value directly or indirectly from land in Ireland, minerals or mining rights in Ireland, or exploration or exploitation rights in Ireland, and none of such shares, debentures and securities were acquired by the Share Sellers in exchange for shares, debentures or other securities, the greater part of the value of which was so derived.

(m) None of the Transferred Subsidiaries or Indirect Subsidiaries has been involved in any “tax avoidance transaction” within the meaning of Section 811 or 811C TCA and no provisions of those sections apply to any of the Transferred Subsidiaries or Indirect Subsidiaries in respect of any event which took place before Closing or in respect of any series of events taking place partly before Closing and partly after Closing. None of the Transferred Subsidiaries or Indirect Subsidiaries has made a protective notification within the meaning of Section 811A or 811D TCA (or any equivalent legislation in any other jurisdiction). Each Transferred Subsidiaries and Indirect Subsidiaries has complied in all material respects with the mandatory disclosure reporting requirements of Part 33, Chapter 3 TCA.

(n) Each of the Transferred Subsidiaries and Indirect Subsidiaries have kept all documents and records required to be kept in accordance with Part 35A TCA.

(o) None of the Shares consist of “taxable Canadian property” for purposes of the Income Tax Act (Canada) or “taxable Québec property” for purposes of the Taxation Act (Quebec).

3.8 Litigation. Except as set forth on Disclosure Schedule 3.8 and for Proceedings instituted by Employees for individual claims of less than $75,000, as of the date hereof, there is no, and there has not been in the past two (2) year period from the date hereof any, Proceeding pending or, to the Sellers’ Knowledge, threatened against the Share Sellers or any of their Affiliates, in each case in respect of the Business or the sale or use of any of its products. None of the Share Sellers nor any of their Affiliates, in each case in respect of the Business, is subject to any adverse order, judgment, writ, injunction or decree of any court or Governmental Authority (excluding any such matters of general applicability or applicable to portions of the business of the Share Sellers and their Affiliates that are unrelated to the Business).

3.9 Personal Property.

(a) The Share Sellers and their Affiliates have (as their interests may appear) good, valid and marketable title to all of the tangible personal property included in the Business Assets except for Permitted Encumbrances.

(b) All material tangible personal property included in the Business Assets has been maintained in reasonable operating condition and repair, in a manner consistent with past maintenance practices of the Business.

(c) Disclosure Schedule 3.9(c) sets forth a list of all leases with respect to personal property to which any of the Share Sellers or any of their Affiliates is a party that are Business Assets (the “Leased Personal Property”).

(d) Each of the leases required to be set forth on Disclosure Schedule 3.9(c) is a legal, valid and binding obligation of the Share Sellers or the applicable Affiliate of the Share Sellers and, to the Sellers’ Knowledge, the other party thereto, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity.

(e) To the Sellers’ Knowledge, none of the Share Sellers nor any of their Affiliates party to any leases with respect to the Leased Personal Property as lessee nor the applicable lessor is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any such lease to which it is a party, except where such default or defaults do not or would not, individually or in the aggregate, have a Material Adverse Effect.

3.10 Owned Real Property.

(a) Disclosure Schedule 3.10(a) sets forth a list of all real property included in the Business Assets, each parcel of which is owned by a Transferred Subsidiary or an Indirect Subsidiary (the “Owned Real Property”). Each Transferred Subsidiary or Indirect Subsidiary does and will have, at the Closing, good, valid and marketable title to each of the parcels of the Owned Real Property, in all cases free and clear of all Encumbrances, except Permitted Encumbrances.

(b) All of the buildings, offices and other structures located on the Owned Real Property which are material to the conduct of the Business have been maintained in reasonable condition in a manner consistent with past maintenance practices of the Business.

(c) Except as set forth on Disclosure Schedule 3.10(c) and to the Sellers’ Knowledge:

(i) all water, gas, electrical, steam, compressed air, telecommunication, sanitary and storm sewage lines and other utilities and systems serving each parcel of the Owned Real Property are sufficient in all material respects to enable the operation of such parcel of the Owned Real Property by such Transferred Subsidiary or Indirect Subsidiary in substantially the manner of its current operation,

(ii) all certificates of occupancy, permits, licenses, approvals and other authorizations required to be held by such Transferred Subsidiary or Indirect Subsidiary with respect to each parcel of the Owned Real Property in connection with the present Business operations on such parcel of the Owned Real Property have been lawfully issued to and are in full force and effect and all conditions have been and continue to be fully complied with, with respect to such Transferred Subsidiary or Indirect Subsidiary, except for any certificates of occupancy, permits, licenses, approvals and other authorizations issued by a Governmental Authority that required the consent of any Governmental Authority or third party for transfer, assignment or conveyance in connection with the Restructuring, and

(iii) each location of Owned Real Property has legal access to public roads and utilities in all material respects.

(d) Except as set forth on Disclosure Schedule 3.10(d):

(i) none of the Share Sellers or any of their Affiliates has received any written notice, order or demand with respect to the use or quiet enjoyment of any parcel of Owned Real Property or access to or from such location,

(ii) none of the Share Sellers or any of their Affiliates has received any written notice, order or proposal regarding any pending or threatened administrative action or judicial Proceeding relating to any parcel of Owned Real Property, and

(iii) none of the Share Sellers or any of their Affiliates has received any written notice, order or proposal regarding any pending or threatened eminent domain proceeding or expropriation that might reasonably result in the taking of all or any portion of any parcel of Owned Real Property.

3.11 Leased Real Property.

(a) Disclosure Schedule 3.11(a) sets forth a list of all Real Property Leases to which any Transferred Subsidiary or Indirect Subsidiary is a party. For the avoidance of doubt, Leased Real Property does not include any warehouse or distribution centers that are operated solely by third party logistic providers on behalf of Share Sellers or their Affiliates.

(b) Except for the Real Property Leases and Permitted Encumbrances, there are no material leases, tenancy agreements, easements, written covenants or written restrictions to which the Share Sellers or any of their Affiliates, in each case in respect of the Business, is a party which create or confer on any person other than the Share Sellers or any of their Affiliates a material right to use, occupy or possess all or any of the Owned Real Property or Leased Real Property or any portion thereof or interest therein.

(c) Each of the Real Property Leases set forth on Disclosure Schedule 3.11(a) is a legal, valid and binding obligation of a Transferred Subsidiary or an Indirect Subsidiary and, to the Sellers’ Knowledge, the other party thereto, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity.

(d) All of the buildings, offices and other significant structures located on the Leased Real Property which are material to the conduct of the Business and, pursuant to the terms of the applicable Real Property Leases are to be maintained by the applicable Transferred Subsidiary or Indirect Subsidiary occupying such Leased Real Property as tenant, have been maintained by such Transferred Subsidiary or Indirect Subsidiary, in all material respects, in reasonable condition in a manner consistent with past maintenance practices of the Business.

(e) No Transferred Subsidiary or Indirect Subsidiary occupying any Leased Real Property as tenant nor the applicable lessor is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any Real Property Lease to which it is a party except where such default or defaults do not or would not, individually or in the aggregate, have a Material Adverse Effect. All rent and other charges due and payable under the Real Property Leases have been paid in full for all periods through and including the date hereof and will be paid, as of the Closing Date, for all periods through and including such date.

3.12 Sufficiency of Property.

(a) The Business Assets (other than Business Intellectual Property, which shall be governed by Section 3.12(b)), considered collectively, constitute all of the assets reasonably necessary to conduct the Business in the manner in which it is currently being conducted in the Ordinary Course, except for (i) the Excluded Assets, (ii) any shared or corporate services upon which the Business has historically relied, which may be provided pursuant to the Transition Services Agreement, and (iii) any Business Assets which may not be fully available for use by the Buyer after the Closing Date but will be held for the benefit of the Buyer pursuant to Section 2.7 and/or subject to transitional arrangements under and pursuant to Section 2.8 and the Transition Services Agreement.

(b) The rights of the Transferred Subsidiaries and Indirect Subsidiaries to the Business Intellectual Property are all of the Intellectual Property rights necessary and material to the conduct of the Business as presently conducted in the Ordinary Course, except for (i) the Excluded Assets, (ii) the Seller Marks, (iii) the Intellectual Property owned or used by the Share Sellers or other Affiliates of the Share Sellers to provide administrative services in connection with the Business, such as financial, legal, accounting, information technology, insurance, tax and human resource services, (iv) the Seller Licensed Patent Rights, (v) any Intellectual Property to be used in connection with any services to be provided under the Transition Services Agreement, and (vi) any Intellectual Property which may not be fully available for use by the Buyer after the Closing Date but will be held for the benefit of the Buyer pursuant to Section 2.7 and/or subject to transitional arrangements under and pursuant to Section 2.8 and the Transition Services Agreement.

3.13 Contracts.

(a) Disclosure Schedule 3.13(a) sets forth a list of the following Contracts included in the Business Assets to which any of the Share Sellers or any of their Affiliates is a party as of the date hereof (each a “Material Contract”):

(i) any Contract which imposes a restriction on the Business that would materially restrict the development, manufacture, sale, marketing or distribution of the products and services of the Business (other than those containing any exclusive dealing arrangement or territorial restriction in any distribution or similar Contract entered into in the Ordinary Course),

(ii) any Contract under which any of the Share Sellers or their Affiliates, in respect of the Business, has licensed to or from any third party any Intellectual Property which is material to the operation of the Business as presently conducted and calls for payment or receipt of consideration in excess of US$1,000,000 on an annual basis or in any single twelve (12) month period,

(iii) any Contract pursuant to which any third party acts as a customer or distributor for any products or services of the Business which calls for receipt of consideration by any of the Share Sellers or their Affiliates, as applicable, of consideration in excess of US$2,000,000 on an annual basis or in any single twelve (12) month period,

(iv) any employment, severance, change of control or other similar Contract with any of the Employees (excluding any requirements or obligations imposed by the rules, regulations or directives of any Governmental Authority relative to the employment relationship or termination thereof concerning any of the Employees),

(v) all Contracts creating, with any one or more third parties, any joint venture, partnership, strategic alliance or similar arrangement,

(vi) any other Contract (other than purchase orders not issued under any Contract) the performance of which involves payment or receipt of consideration in excess of US$2,000,000 on an annual basis or in any single twelve (12) month period,

(vii) any other Contract which is material to the Business and the termination of which would have a Material Adverse Effect, and

(viii) any other Contracts set forth on Disclosure Schedule 3.13(a)(viii).

(b) The Share Sellers have made available to the Buyer a copy of each written Material Contract listed on Disclosure Schedule 3.13(a). (i) Each Material Contract is legal, valid, binding, enforceable and in full force and effect with respect to the applicable Share Seller or applicable Affiliate and, to the Sellers’ Knowledge, with respect to the other parties thereto, except that such enforcement may be subject to (1) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (2) general principles of equity, and (ii) none of the Share Sellers or any of their Affiliates, as applicable, is in material breach or default of any such Material Contract nor to the Sellers’ Knowledge, is any other party in breach or default of any such Material Contract, and no event has occurred which with notice or lapse of time would constitute such a breach or default, or permit termination, modification or acceleration, under such agreement.

(c) Except as set forth on Disclosure Schedule 3.13(c), none of the Share Sellers or any of their Affiliates has received any written notice from any other party thereto of any intention to terminate (in whole or in part), repudiate or disclaim any such Material Contract.

3.14 Inventory; Accounts Receivable. In all material respects, the accounts receivable of the Business (i) have arisen in the Ordinary Course, and (ii) are properly reflected on the Financial Statements, subject to an appropriate and adequate allowance for doubtful accounts. In all material respects, the Inventory of the Business are of quality and quantity useable and saleable in the Ordinary Course, subject to appropriate and adequate allowances, if any, reflected in the Financial Statements for obsolete, excess, slow-moving and other irregular items, and such reserve has been calculated in a manner consistent with GAAP and the historical practices of the Business.

3.15 Licenses, Permits and Marketing Authorizations.

(a) Except as set forth on Disclosure Schedule 3.15(a) and for those permits, approvals, consents, licenses, certificates, registrations and authorizations provided under the Transition Services Agreement or Section 2.8(a), as of the Closing, the Transferred Subsidiaries and the Indirect Subsidiaries, in each case in respect of the Business, shall have obtained and hold in their name all permits, approvals, consents, licenses, certificates, registrations and authorizations issued by any Governmental Authority (including but not limited to all Marketing Authorizations, Wholesale Distribution Authorizations and Import Permits) necessary for the conduct of the Business and as presently conducted in the Ordinary Course, and all such permits, approvals, consents, licenses, certificates, registrations and authorizations shall be valid and in full force and effect in all material respects. The Share Sellers and their Affiliates, in each case in respect of the Business, have made all submissions required to be made in connection with any application for any Wholesale Distribution Authorizations, Marketing Authorizations and Import Permits that have been granted and all such submissions are accurate and complete in all material respects. The Share Sellers and their Affiliates, in each case in respect of the Business, are in compliance in all material respects with such permits, approvals, consents, licenses, certificates, registrations and authorizations and the terms and conditions thereof, except for any Marketing Authorizations or other permissions issued by a Governmental Authority or third party for transfer, assignment or conveyance in connection with the Restructuring and, as of the date hereof, such consent has not been received. All manufacturing operations performed by on or on behalf of the Transferred Subsidiaries and the Indirect Subsidiaries have been and are being conducted in material compliance with current good manufacturing practices. None of the Share Sellers or any of their Affiliates has received any written notice from any Governmental Authority notifying them of any action to be taken or threatened by such Governmental Authority to terminate, suspend, revoke or otherwise materially limit any such permits, approvals, consents, licenses, certificates, registrations and authorizations.

(b) As of the Closing, the Transferred Subsidiaries and the Indirect Subsidiaries, in each case in respect of the Business, shall either (i) have obtained and hold in their name all permits, approvals, consents, licenses, certificates, registrations and authorizations required from any Governmental Authority or (ii) have such permits, approvals, consents, licenses, certificates, registrations and authorizations covered by the Transition Services Agreement or Section 2.8(a).

(c) Set forth on Disclosure Schedule 3.15(c) is a list of the Marketing Authorizations, Wholesale Distribution Authorizations and Import Permits included in the Business Assets.

3.16 Compliance with Laws.

(a) Since December 31, 2012, the Share Sellers and their Affiliates, in each case in respect of the Business, are and have been in material compliance with all Laws applicable to the operation or conduct of the Business, and the ownership, operation and use of the Business Assets.

(b) Since December 31, 2012, none of the Share Sellers nor any of their Affiliates, in each case in respect of the Business, has received (i) any written notice of any adverse inspection, finding of deficiency, finding of non-compliance, compelled or voluntary recall, investigation, penalty, fine, sanction, request for corrective or remedial action or audit, or (ii) to the Sellers’ Knowledge, any threat in writing of any of the foregoing.

(c) Since December 31, 2010, the Share Sellers and their Affiliates, in each case in respect of the Business, have complied in all material respects with applicable Laws to which they are subject with respect to healthcare regulatory matters, including (i) 42 U.S.C. §§ 1320a-7, 7(a) and 7(b) (criminal penalties for acts involving Federal health care programs), commonly referred to as the “Federal Anti-Kickback Statute,” (ii) 42 U.S.C. §1395nn (limitation on certain physician referrals), commonly referred to as the “Stark Statute,” (iii) the statute commonly referred to as the “Federal False Claims Act,” (iv) the Health Insurance Portability and Accountability Act of 1996 (commonly referred to as “HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (commonly referred to as the “HITECH Act”), (v) all other Laws of the United States relative to healthcare regulatory matters and the regulations promulgated to implement the foregoing Laws described in clauses (i) – (iv) of this sentence, as well as any comparable state Laws and regulations, and (vi) the Laws with respect to healthcare regulatory matters of any domestic or foreign jurisdiction other than the United States federal government or any state, county, municipal or other political subdivision within the United States (collectively, “Healthcare Laws”). There are no presently existing circumstances which would result or would be reasonably likely to result in violations of any such Healthcare Laws. Since December 31, 2010, none of the Share Sellers or any of their Affiliates, in each case in respect of the Business, has been sanctioned for non-compliance with any Healthcare Laws. With respect to the Business, none of the Share Sellers or any of their Affiliates is party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees or similar agreements with or imposed by any Governmental Authority.

3.17 Product Regulatory Matters and Compliance.

(a) Since December 31, 2012, except as set forth on Disclosure Schedule 3.17(c), the Share Sellers and their Affiliates have conducted the Business in material compliance with FDA Law and any foreign Laws of those countries in which it operates, as each may be applicable to the operation or conduct of the Business, and the ownership, operation and use of the Business Assets.

(b) There is not pending or, to the Sellers’ Knowledge, threatened any enforcement action against the Share Sellers and/or their Affiliates with respect to the Business or any of its products by the FDA or the EMA or any other Governmental Authority with jurisdiction over the testing, packaging, importing, development, marketing, labeling, promotion, sale, use, supply, storage, handling, distribution, safety, efficacy, reliability or manufacturing of drugs or medical devices. None of the Share Sellers or any of their Affiliates has received any written notice from the FDA or the EMA or any other Governmental Authority with jurisdiction over the development, testing, packaging, importing, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices contesting the approval of, the uses of, the labeling or promotion of any of the products of the Business, including any claim that any of such products are being marketed or promoted for off-label uses.

(c) Since December 31, 2012, except as noted on Disclosure Schedule 3.17(c), (i) there have been no recalls, field notifications or governmental seizures or other similar adverse regulatory actions taken or, to the Sellers’ Knowledge, threatened by the FDA or the EMA or any other Governmental Authority with jurisdiction over the development, testing, packaging, importing marketing, labeling, promotion, sale, use, supply, storage, handling, distribution, safety, efficacy, reliability or manufacturing of drugs or medical devices with respect to any of the products of the Business, and (ii) there have been no recalls or field notifications with respect to the products of the Business initiated by the Share Sellers or their Affiliates on a voluntary basis, whether or not at the request or suggestion of the FDA or the EMA or any other Governmental Authority with jurisdiction over the development, testing, packaging, importing marketing, labeling, promotion, sale, use, supply, storage, handling, distribution, safety, efficacy, reliability or manufacturing of drugs or medical devices.

(d) The Share Sellers and their Affiliates, in each case, are in material compliance with all applicable Laws regarding registration or notification or authorization in respect of the site at which any products of the Business are manufactured, developed, processed, packed, held for distribution or from which and into which they are distributed.

3.18 Environmental Matters.

(a) Since December 31, 2010, the Share Sellers and their Affiliates, in each case in respect of the Owned Real Property, the Leased Real Property and the operation of the Business, are and have been in material compliance with all applicable Environmental Laws.

(b) Since December 31, 2010, there has been no civil, criminal or administrative action, suit, investigation or proceeding pending or, to the Sellers’ Knowledge, threatened against any of the Share Sellers or any of their Affiliates, in each case in respect of the Owned Real Property, the Leased Real Property and the operation of the Business, relating to or arising from any Environmental Laws which would have, individually or in the aggregate, a Material Adverse Effect.

(c) Since December 31, 2010, the Share Sellers and their Affiliates, in each case in respect of the Owned Real Property, the Leased Real Property and the operation of the Business, have obtained, maintained and materially complied with all permits required under applicable Environmental Law (“Environmental Permits”) necessary to own, lease or operate the Business Assets as currently used and to carry on the Business as presently conducted, and such Environmental Permits are in full force and effect. As of the date hereof, no suspension or cancellation of any of such Environmental Permits is pending or, to the Sellers’ Knowledge, threatened.

(d) Except as set forth on Disclosure Schedule 3.18(d), none of the following exists at any Owned Real Property or Leased Real Property operated by the Business: (i) underground storage tanks, (ii) asbestos-containing material in any friable and damaged form or condition, (iii) equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments (other than features used for stormwater management) or disposal or release areas regulated by Environmental Laws.

(e) No Owned Real Property or Leased Real Property, is listed or publicly proposed for listing on the National Priorities List under CERCLA, or on any similar list of sites authorized or regulated by any other Governmental Authority pertaining to the Release of any Hazardous Materials to any such site that might require investigation or remediation.

(f) Except as set forth on Disclosure Schedule 3.18(f), there has been no Release of a Hazardous Material at, on, under or in any Owned Real Property or Leased Real Property associated with the operation of the Business by the Share Sellers and/or any of their Affiliates that could give rise to any material liability under any applicable Environmental Law.

(g) The Share Sellers have made available to the Buyer copies of all material environmental reports, data and information that are in its possession or control and that relate solely or principally to the operation of the Business on any Owned Real Property and Leased Real Property.

3.19 Intellectual Property.

(a) Disclosure Schedule 3.19(a) sets forth each registered or issued item (and each item that is subject to a pending application for registration or issuance) of Business Intellectual Property included in the Business Assets (i.e., any such trademarks, trade dress, service marks, issued patents, pending patent applications, copyrights and domain names). Each item of registered or issued Business Intellectual Property listed on Disclosure Schedule 3.19(a) has been registered or issued by the appropriate Governmental Authority in the various jurisdictions noted and, except as may be noted on Disclosure Schedule 3.19(a), such items have not been abandoned or cancelled and all requisite filings, renewals and payments necessary to maintain the registered or issued item have been made.

(b) Disclosure Schedule 3.19(b) sets forth each written Contract (other than click-through, shrink-wrap, or similar Contracts for commercial, off-the-shelf Business Software included in Business Intellectual Property) pursuant to which any of the Share Sellers or any of their Affiliates is granted a license to or rights in any Business Intellectual Property. With respect to Contracts set forth on Disclosure Schedule 3.19(b), no notice of a material default has been sent to or received by any of the Share Sellers or their Affiliates which default remains uncured, and the execution, delivery and performance of this Agreement and the Ancillary Agreements will not result in such a default. Each such Contract is a legal, valid and binding obligation of any of the Share Sellers or their Affiliates that are parties thereto and, to the Sellers’ Knowledge, the other parties thereto, and is enforceable in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity.

(c) No material claim by any person or entity contesting the validity, ownership or enforceability of any of the Business Intellectual Property owned by any of the Share Sellers or any of their Affiliates is pending or threatened in writing.

(d) Disclosure Schedule 3.19(d) sets forth each written Contract, pursuant to which any of the Share Sellers or any of their Affiliates, as licensor, has licensed rights in an item of Business Intellectual Property to a third party. With respect to Contracts set forth on Disclosure Schedule 3.19(d), no notice of a material default has been sent or received by any of the Share Sellers or their Affiliates which default remains uncured, and the execution, delivery and performance of this Agreement and the Ancillary Agreements will not result in such a default. Each such Contract is a legal, valid and binding obligation of the Share Sellers or their Affiliates that are parties thereto and, to the Sellers’ Knowledge, the other parties thereto, and is enforceable in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity.

(e) To the Sellers’ Knowledge, neither the use of the Business Intellectual Property owned by any of the Share Sellers or any of their Affiliates in the manner in which it is used in the conduct of the Business as presently conducted, nor the conduct of the Business as presently conducted, materially infringes upon or misappropriates the Intellectual Property of any third person. None of the Share Sellers or any of their Affiliates has received any written, material claims, demands or assertions, proceedings or actions alleging such infringement or misappropriation which are currently pending or threatened.

(f) To the Sellers’ Knowledge, no third person is infringing or misappropriating any Business Intellectual Property owned by any of the Share Sellers or any of their Affiliates that is material to the conduct of the Business as presently conducted. No actions are pending or threatened in writing against any third person in which infringement or misappropriation of any Business Intellectual Property owned by any of the Share Sellers or any of their Affiliates has been asserted.

(g) Commercially reasonable actions have been taken to maintain and protect the confidentiality of any material Business Know-How or other material Business Intellectual Property that constitutes a trade secret under applicable Law. Commercially reasonable actions have been taken to cause employees, consultants and independent contractors who have created material Business Intellectual Property that is owned by the Share Sellers or any of their Affiliates to assign all their right, title and interest in and to such Business Intellectual Property to the Share Sellers or their Affiliates.

(h) Except as set forth in Disclosure Schedule 3.19(d) and Disclosure Schedule 3.19(h), none of the Share Sellers or any of their Affiliates, in each case in respect of the Business, has entered into any consents, judgments, orders, settlement agreements or other Contract that restricts in any material respect any rights to use any Business Intellectual Property owned by the Share Sellers or any of their Affiliates that is material to the conduct of the Business as presently conducted. The Share Sellers or their Affiliates have good and marketable title to all such items of such Business Intellectual Property and, except as set forth in Disclosure Schedule 3.19(d) and Disclosure Schedule 3.19(h), there is no ownership interest agreement, covenant, option or other right, title, or interest outstanding in favor of any person for the purchase or license of any such Business Intellectual Property or restricting the Share Sellers’ or any of their Affiliates’ right to sell, transfer or assign any such Business Intellectual Property.

3.20 Labor Matters.

(a) Since December 31, 2012, there has been no controversy existing, pending or, to the Sellers’ Knowledge, threatened with any association or union or collective bargaining representative of the Employees of the Business which would have a Material Adverse Effect.

(b) Since December 31, 2012, there has been no charge or complaint relating to any unfair labor practice pending nor has there been, to the Sellers’ Knowledge, any such charge or complaint relating to any unfair labor practice threatened in writing against any of the Share Sellers or any of their Affiliates arising out of its activities, in each case in respect of the Business, nor is there any labor strike, work stoppage, material grievance or other labor dispute pending or, to the Sellers’ Knowledge, threatened against any of the Share Sellers or any of their Affiliates, in each case in respect of the Business, which would have a Material Adverse Effect.

(c) Except as set forth on Disclosure Schedule 3.20(c), there are no material collective bargaining, works council or similar agreements between any of the Share Sellers or any of their Affiliates, in each case in respect of the Business.

3.21 Employee Benefit Matters.

(a) Disclosure Schedule 3.21(a) lists all written material employee benefit plans and programs of the Share Sellers and their ERISA Affiliates (including any plans and programs maintained by, contributed to, or covering any Employees of the Share Sellers or any ERISA Affiliates, or to which the Share Sellers or any ERISA Affiliate may have any obligation), in each case in respect of the Business, or otherwise applicable to Employees as of the date hereof, including all such employee benefit plans within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA and all other plans and programs providing for pension, retirement (qualified and non-qualified), profit sharing, savings, bonus, deferred or incentive compensation, change in control payment, hospitalization, medical, life or disability insurance, paid time off and paid holiday, termination or severance pay, stock purchase, restricted stock, stock option, performance shares or stock appreciation rights benefit plans (“Benefit Plans”). Benefit Plans maintained in the United States or otherwise subject to ERISA are hereinafter referred to as “U.S. Benefit Plans” and other Benefit Plans are referred to as “Non-U.S. Benefit Plans.” U.S. Benefit Plans include both arrangements which are subject to ERISA (“ERISA Plans”) and arrangements which are not subject to ERISA (“Non-ERISA Plans”). Benefit Plans that are either (i) maintained by a Transferred Subsidiary or an Indirect Subsidiary, or (ii) Non-U.S. Benefit Plans that shall be assigned to the Buyer are hereinafter collectively referred to as “Transferred Benefit Plans”, and those plans are identified on Disclosure Schedule 3.21(a). For the purposes of this Section 3.21, “ERISA Affiliate” means any entity that would have ever been considered a single employer with any Share Seller under Section 4001(b) of ERISA or part of the same “controlled group” as the Share Sellers for purposes of Section 302(d)(3) of ERISA.

(b) U.S. Benefit Plans.

(i) With respect to each U.S. Benefit Plan, including both ERISA Plans and Non-ERISA Plans, the Share Sellers have made available to the Buyer a copy of the plan documents and any applicable summaries thereof and, if applicable, the most recent copies of the following: summary plan description or other written summary, actuarial estimates of Benefit Plan liabilities, Form 5500 with all attachments for the last year, financial statements for the Benefit Plans for the last year, trust agreements, and determination or qualification letter from the IRS.

(ii) Except as set forth in Disclosure Schedule 3.21(b)(ii), the U.S. Benefit Plans, including both ERISA Plans and Non-ERISA Plans, have been maintained and administered in compliance in all material respects with the terms of such plans and with applicable Laws, including ERISA and the Code.

(iii) There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other Proceedings pending or, to the Sellers’ Knowledge, threatened with respect to or in any manner relating to the maintenance or administration of any U.S. Benefit Plan, including both ERISA Plans and Non-ERISA Plans, and to the Sellers’ Knowledge, there is no reasonable basis for any such Proceeding or claim. All payments and/or contributions required to have been made with respect to all U.S. Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable U.S. Benefit Plan and applicable law.

(iv) There are no liabilities under any U.S. Benefit Plans (including both ERISA Plans and Non-ERISA Plans) that is not a Transferred Benefit Plan for which the Buyer or its Affiliates may be liable including under Title IV of ERISA, except as set forth on Disclosure Schedule 3.21(b)(iv). The execution and performance of this Agreement and the Ancillary Agreements by the Share Sellers and their Affiliates will not (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any Employee; (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code; or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any Employee.

(v) Disclosure Schedule 3.21(a)(v) identifies each of the U.S. Benefit Plans that is an ERISA Plan and is intended to meet the requirements of Section 401(a) of the Code (the “Qualified Plans”). With respect to the Qualified Plans, all IRS qualification determination letters remain in effect and have not been revoked. Each Qualified Plan has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Qualified Plan for any period for which such Qualified Plan would not otherwise be covered by an IRS determination and, to the Sellers’ Knowledge, no event or omission has occurred that would cause any Qualified Plan to lose such qualification.

(vi) Each Qualified Plan has been administered materially according to its terms, except (i) for those terms that are inconsistent with the changes required by statutes, regulations, and rulings for which changes are not yet required to be made, in which case each Qualified Plan has been administered in all material respects in accordance with the provision of applicable statutes, regulations and rulings.

(vii) No Qualified Plan has suffered any material “accumulated funding deficiency,” within the meaning of ERISA Section 302 and Section 412 of the Code, whether or not waived. The Share Sellers and their ERISA Affiliates have made full and timely payment of, or have accrued pending full and timely payment of, all material amounts which are required, under the terms of each Qualified Plan and in accordance with applicable Laws, to be paid as a contribution to each Qualified Plan.

(viii) None of the U.S. Benefit Plans is and since December 31, 2012, the Share Sellers and their ERISA Affiliates have never contributed to, nor have any liability with respect to, any “multi employer plan” within the meaning of Section 3(37) of ERISA.

(ix) None of the Share Sellers nor any of their ERISA Affiliates has any liability to the Pension Benefit Guaranty Corporation with respect to any Benefit Plan other than current premiums payable to the Pension Benefit Guaranty Corporation in the Ordinary Course. Except as set forth on Disclosure Schedule 3.21(b)(ix), there has been no “reportable event,” as defined in Section 4043(b) or (c) of ERISA, with any respect to any Benefit Plan, for which notice has not been waived.

(x) None of the Share Sellers nor any of their ERISA Affiliates has made nor are they obligated to make any material contributions to any Qualified Plan that are nondeductible for Tax purposes.

(xi) Except as listed in Disclosure Schedule 3.21(b)(xi), no U.S. Benefit Plan is subject to Title IV of ERISA Section 412 of the Code or Section 302 of ERISA. With respect to any U.S. Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, none of the following has occurred or existed, nor will any of the following occur or exist as a result of the transactions contemplated by this Agreement an event or condition which presents a material risk of a plan termination or any other event that may cause the Share Sellers or any ERISA Affiliate to incur liability or have a lien imposed on its assets under Title IV of ERISA. Except as set forth on Schedule 3.21(b)(xi), the actuarial present value of the accumulated plan benefits (whether or not vested) under each U.S. Benefit Plan subject to Title IV of ERISA or Section 412 of the Code as of the last day of its most recent plan year did not exceed the market value of the assets allocable thereto, and, since such date, there has been no material adverse change in the financial condition of each such U.S. Benefit Plan.

(xii) None of the Share Sellers or any of their ERISA Affiliates has engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or ERISA Section 406 with respect to the U.S. Benefit Plans, and, to the Sellers’ Knowledge, all “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the U.S. Benefit Plans, have materially complied with the requirements of Section 404 of ERISA.

(xiii) Other than routine claims for benefits, with respect to both ERISA Plans and Non-ERISA Plans, there are no material actions, audits, investigations, suits, or claims pending or, to the Sellers’ Knowledge, threatened against any of the U.S. Benefit Plans or any fiduciary thereof or against the assets of any of the U.S. Benefit Plans.

(xiv) With respect to each Welfare Plan: (i) each such plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of the Code meets such requirements, (ii) there is no disqualified benefit (as such term is defined in Code Section 4976(b)) which would subject the Buyer to a tax under Code Section 4976(a), (iii) each such plan which is a group health plan (as such term is defined in Code Section 5001(b)) complies and in each case has been operated in material compliance with the applicable requirements of Code Section 4980B, Title I, Part 6 of ERISA, HIPAA and any applicable state and local laws, and (iv) to the extent applicable, each such plan is in material compliance with Section 1862(b)(1)(A)(i) of the Social Security Act and the Share Sellers and their Affiliates do not have any liability for any excise tax imposed by Code Section 5000.

(xv) Except as set forth on Schedule 3.21(b)(xv), none of the U.S. Benefit Plans provides health care or any other non-pension benefits to any Transferred Employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law) and the Share Sellers have never promised to provide to the Transferred Employees such post-termination benefits.

(xvi) Each U.S. Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any U.S. Benefit Plan is, or to the knowledge of the Share Sellers, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(c) Non-U.S. Benefit Plans.

(i) With respect to each Non-U.S. Benefit Plan, the Share Sellers have made available to the Buyer a copy of the plan documents or any applicable summaries thereof, and where applicable, the most recent copies of the following: summary plan description, financial statements for the Benefit Plans and all trust agreements, if and as they exist and, in respect to the Transferred Employees employed by an Irish Share Seller or Affiliate, there is not in operation, and none of the Irish Share Sellers or any of their Affiliates have at any previous time contributed to, and no proposal has been announced to enter into or establish, and there is no present, future or contingent obligation in respect of any agreement, arrangement, undertaking, custom or practice for the payment of, or payment of a contribution towards, any pensions, allowances, gratuitous payments, lump sums or other similar benefits on retirement, death, termination of employment (whether voluntary or not) or during periods of sickness or disablement (whether during service or after retirement) for the benefit of any Transferred Employees employed by an Irish Share Seller or Affiliate except as set forth in a Non-US Benefit Plan as identified on Disclosure Schedule 3.21(a).

(ii) Except as set forth in Disclosure Schedule 3.21(c)(ii), the Non-U.S. Benefit Plans have been established, maintained, funded, qualified and administered in material compliance with applicable Laws and governing documentation. Each of the Irish Retirement Schemes is a defined contribution scheme, was established as such, was not established in succession to, and has not previously been converted from a defined benefit scheme, and none of the Transferred Employees employed by an Irish Share Seller or Affiliate have been promised or are entitled to receive defined benefit pensions as a result of employment with the Share Sellers or any of their Affiliates or due to the transfer of their employment from another entity into the Share Sellers or any of their Affiliates. Each of the Transferred Employees employed by an Irish Share Seller or Affiliate who has completed six months’ employment with an Irish Share Seller or Affiliate is eligible to participate in an Irish Retirement Scheme or, if not, each of Irish Share Seller or Affiliates has complied with its obligations under Section 121 of the Irish Pensions Act.

(iii) To Sellers’ Knowledge, there are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other Proceedings pending or, to the Sellers’ Knowledge, threatened with respect to or in any manner relating to the maintenance or administration of any Non-U.S. Benefit Plan and to the Seller’s Knowledge, there is no reasonable basis for any such suit, action, dispute, claim arbitration or Proceeding. All payments and/or contributions required to have been made with respect to all Non-U.S. Benefit Plans either have been made in material compliance with the terms of the applicable Non-U.S. Benefit Plan and applicable Law.

(iv) There are no liabilities under any Non-U.S. Benefit Plans that are not Transferred Benefit Plans for which the Buyer or its Affiliates may be liable, except as set forth on the Financial Statements or as set forth on Disclosure Schedule 3.21(c)(iv), and the execution and performance of this Agreement and the Ancillary Agreements by the Share Sellers and their Affiliates will not cause any new liability to occur or enhance any existing liability (e.g., increase in severance, the vesting, amount or timing of any compensation or benefits, etc.). No assurance, promise or guarantee (whether oral or written) has been made or given to any member of the Irish Retirement Scheme or any Transferred Employees employed by an Irish Share Seller or Affiliate of any particular level or amount of benefits (other than insured lump sum death in service benefits) to be provided for or in respect of such member other than under the Irish Retirement Schemes on retirement, death or leaving service.

(v) Other than routine claims for benefits, there are no material actions, audits, investigations, suits, or claims pending or, to the Sellers’ Knowledge, threatened against any of the Non-U.S. Benefit Plans or any fiduciary thereof or against the assets of any of the Non-U.S. Benefit Plans.

(d) Except as set forth in Disclosure Schedule 3.21(d), the consummation of the transactions contemplated hereby will not accelerate or increase any of the rights or benefits to which Employees may be entitled under any Benefit Plan.

3.22 Foreign Corrupt Practices Act; Export Control Laws. Since December 31, 2012, none of the Share Sellers or any of their Affiliates, agents, distributors, employees or other person associated with or acting on their behalf has, directly or indirectly, (i) taken any action which would cause the Business to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, any applicable Law implementing the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business or any rules or regulations thereunder, or any similar anti-corruption or anti-bribery law applicable to any of the Share Sellers or any of their Affiliates, in each case in respect of the Business, in any jurisdiction (collectively, “Anti-Corruption Laws”), or (ii) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly; or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. Since December 31, 2012, the Share Sellers and their Affiliates, agents, employees, and other persons associated with or acting on their behalf, in each case in respect of the Business, have conducted their export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls, including economic sanctions laws, in other countries in which any of the Share Sellers and their Affiliates conducts the Business, in each case in respect of the Business.

3.23 Manufacturing. All products of the Business are manufactured in material compliance with all applicable Laws and in material conformity (where applicable) with current Good Manufacturing Practices (as defined by the Federal Food, Drug and Cosmetic Act and regulations thereunder at 21 C.F.R. Parts 210, 211 and 820), and all foreign equivalents thereof, as the foregoing may be applicable, except as has not and would not reasonably be expected to materially affect the ability of any of the Share Sellers and their Affiliates with respect to the Business to promote, distribute, market or sell any material product of the Business.

3.24 Brokers, Finders. Other than Wells Fargo Securities, LLC, whose fees shall be paid by the Share Sellers or one of their Affiliates (other than a Transferred Subsidiary or an Indirect Subsidiary), no finder, broker, agent, or other intermediary acting on behalf of the Share Sellers is entitled to a commission, fee, or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

3.25 MNK-010. Since December 31, 2012, the Share Sellers and their Affiliates have been and are in material compliance with all Laws applicable to the manufacture and development of the product known as MNK-010. Since December 31, 2012, the Share Sellers and their Affiliates have manufactured and developed the product known as MNK-010 in material compliance with FDA Law and any applicable foreign Laws.

3.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, none of the Share Sellers, any Affiliates of the Share

Sellers or any other person, makes any other express or implied representation or warranty on behalf of the Share Sellers or any other Affiliates of the Share Sellers, in each case in respect of the Business, the Business Assets or otherwise with respect to the subject matter of this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby makes the following representations and warranties to the Share Sellers, each of which is true and correct on the date hereof and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth in Section 9.6 below.

4.1 Existence and Power.

(a) The Buyer has the corporate power and authority to enter into this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Each Affiliate of the Buyer that is a party to any Ancillary Agreement has the corporate power and authority to execute and deliver any Ancillary Agreement to which it is a party, and to consummate the transactions contemplated thereby.

(b) The Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect.

(c) Neither the Buyer nor any of its Affiliates is a party to, subject to or bound by any contract, Encumbrance or Law which would (i) be breached or violated or its obligations thereunder accelerated or increased (whether or not with notice or lapse of time or both) in any material respect by the execution or delivery by the Buyer of this Agreement or by the Buyer or any of its Affiliates of any Ancillary Agreement or the performance by the Buyer or any of its Affiliates of the transactions contemplated hereby or thereby, or (ii) prevent the carrying out of the transactions contemplated by this Agreement or any Ancillary Agreement. Except as set forth on Disclosure Schedule 4.1(c) or otherwise provided for herein, no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Governmental Authority or third party is required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement by the Buyer or any of its Affiliates or the consummation by the Buyer or its Affiliates of the transactions contemplated hereby or thereby, except for any such permits, consents, waivers, approvals, authorizations, declarations, filings or registrations the failure of which to obtain would not have a material adverse effect on the Buyer or its Affiliates or upon the consummation of the transactions contemplated hereby or by the Ancillary Agreements.

4.2 Valid and Enforceable Agreement; Authorization.

(a) This Agreement has been duly executed and delivered by the Buyer and constitutes a legal, valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general principles of equity. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary action on the part of the Buyer. The Buyer has full corporate authority to enter into and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b) As of the Closing, the Ancillary Agreements will be duly executed and delivered by the Buyer and/or its Affiliates, as applicable, and will constitute the legal, valid and binding obligation of the Buyer and/or its applicable Affiliates, enforceable against such parties in accordance with their terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity. As of the Closing, the execution and delivery of the Ancillary Agreements and the consummation of the transactions contemplated thereby will have been duly authorized, approved and ratified by all necessary corporate action on the part of the Buyer and/or its Affiliates, as applicable. The Buyer and/or its Affiliates that are parties to the Ancillary Agreements have full corporate authority to enter into and deliver the Ancillary Agreements, to perform their obligations thereunder, and to consummate the transactions contemplated thereby.

4.3 Brokers, Finders. Other than Lazard Frères SAS, whose fees shall be paid by the Buyer or one of its Affiliates, no finder, broker, agent, or other intermediary acting on behalf of the Buyer or any of its Affiliates is entitled to a commission, fee, or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

4.4 Compliance with Securities Laws. The Buyer is acquiring the Shares for investment and not with a view to distribution thereof, and will not sell, offer for sale, pledge, transfer or otherwise dispose of the Shares or any interest therein except in compliance with the U.S. Securities Act of 1933, as amended, and any other applicable federal, state or non-U.S. securities laws. The Buyer has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares. The Buyer is able to bear the economic risk of an investment in the Shares and is able to afford a complete loss of such investment.

4.5 Litigation. There are no Proceedings, orders or investigations pending or threatened against the Buyer or any of the Buyer’s Affiliates, at law or in equity, which if adversely determined would have a material adverse effect on the Buyer’s performance under this Agreement or any of the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby. There are no injunctions, decrees or unsatisfied judgments outstanding against or related to the Buyer which could interfere with the Buyer’s ability to consummate the transactions contemplated by this Agreement or by one of the Ancillary Agreements.

4.6 Funds. The Buyer will have at Closing, sufficient funds on hand or available pursuant to unconditional commitments to pay the Estimated Purchase Price and any upward adjustment thereof.

4.7 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, neither the Buyer, nor any other person, makes any other express or implied representation or warranty on behalf of the Buyer.

ARTICLE 5

EMPLOYEES

5.1 The Buyer’s Obligations.

(a) After the Closing Date (i) where applicable law or rules provide for the automatic transfer of employment of any portion of the Employees upon the sale of the Business by operation of law or otherwise, (A) the Buyer and the Share Sellers agree to take such actions as are reasonably practicable such that the employment of the Employees will transfer to the Buyer or its Affiliate as a matter of law as of the Effective Time, and (B) the Buyer or one of its Affiliates shall employ each such Employee with salary, wages, bonuses and/or incentive compensation (as applicable in any given case) that are substantially comparable in the aggregate to those payable by the Share Sellers or their Affiliates to each such Employee on the Closing Date, shall provide benefits to each such Employee that are substantially comparable in the aggregate to the benefits provided by the Share Sellers or their Affiliates to each such Employee on the Closing Date (excluding any grants of stock options, restricted stock or any other equity that may be provided by the Share Sellers or their Affiliates to any such Employee and benefits under the Mallinckrodt Pharmaceuticals Retiree Welfare Benefit Plan)), and (ii) where applicable Law or rules do not provide for the automatic transfer of employment of any portion of the Employees upon the sale of the Business, the Buyer or one of its Affiliates shall make an offer of employment, to be effective as of the day after the Closing Date, with salary, wages, bonuses and/or incentive compensation (as applicable in any given case) that are substantially comparable in the aggregate to those payable by the Share Sellers or their Affiliates to each such Employee on the Closing Date, with benefits to each such Employee that are substantially comparable in the aggregate to the benefits provided by the Share Sellers or their Affiliates to each such Employee on the Closing Date (excluding any grants of stock options, restricted stock or any other equity that may be provided by the Share Sellers or their Affiliates to any such Employee).

(b) The Buyer and the Share Sellers shall use commercially reasonable efforts to take any and all required actions necessary to minimize to the greatest extent practicable the possibility that severance benefits and/or government required termination liabilities shall be payable to an Employee as a consequence of the consummation of the transactions contemplated herein regardless of whether such Employee becomes employed by the Buyer or one of its Affiliates automatically or by the acceptance of any offer of employment.

(c) Nothing in this Agreement shall abridge the Buyer’s right to terminate any U.S. Transferred Employee, or alter any U.S. Transferred Employee’s terms and conditions of employment post-Closing, including such U.S. Transferred Employees’ levels of compensation and benefits, provided that if the Buyer terminates any U.S. Transferred Employee without Cause at any time within six months after the Closing Date, or if an U.S. Transferred Employee terminates for Good Reason at any time within six months after the Closing Date, then the Buyer or an Affiliate of the Buyer must pay severance pay to such terminated U.S. Transferred Employee that is no less favorable than the greatest of (A) two (2) weeks pay per year of service, and (B) a minimum of seven (7) weeks of pay and a maximum of fifty-two (52) weeks of pay or (C) any amount required by applicable Law in any jurisdiction. The Buyer hereby agrees to communicate the severance arrangement set forth in the preceding sentence to U.S. Transferred Employees in writing within ten (10) days following the Closing Date.

(d) Nothing in this Agreement shall abridge the Buyer’s right to terminate any Non-U.S. Transferred Employee, or alter any Non-U.S. Transferred Employee’s terms and conditions of employment post-Closing, including such Non-U.S. Transferred Employees’ levels of compensation and benefits, provided that if the Buyer terminates any Non-U.S. Transferred Employee without Cause at any time within six months after the Closing Date, or if a Non-U.S. Transferred Employee terminates for Good Reason at any time within six months after the Closing Date, then the Buyer or an Affiliate of the Buyer must pay severance to such terminated Non-U.S. Transferred Employee that is no less favorable than the severance plan in place for the entity by which such Non-U.S. Transferred Employee is employed. The Buyer hereby agrees to communicate the severance arrangement set forth in the preceding sentence to Non-U.S. Transferred Employees in writing within ten (10) days following the Closing Date.

(e) The Buyer shall credit (or cause to be credited) service accrued by Transferred Employees as of the Closing Date for all purposes under its Benefit Plans (other than for purposes of determining any accrued benefit under any defined benefit pension plan or as would result in a duplication of benefits), and where required by Law, for all other employment-related purposes.

(f) After the Closing Date, each Transferred Employee shall be immediately eligible to participate, without any waiting time, in welfare benefit plans (including any applicable Welfare Plans, as defined hereunder) of the Buyer or one of its Affiliates made available to such Transferred Employees (to the extent that coverage replaces coverage under a comparable welfare benefit plan of any of the Share Sellers or any of their Affiliates, in which such Transferred Employee participated as of the Closing Date). For purposes of each welfare benefit plan of the Buyer or one of its Affiliates providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, the Buyer shall cause all material pre-existing condition exclusions and actively-at-work requirements of such plans to be waived for such Transferred Employee and his or her covered dependents (other than limitations or waiting periods that were already in effect with respect to such Employees and dependents and that have not been satisfied as of the Closing Date).

(g) With respect to Benefit Plans in which benefits are subject to co-payments, deductibles or similar thresholds, after the Closing Date the Buyer or its Affiliates will, with respect to its comparable benefit plans, take any and all required actions necessary to give full credit for all co-payments and deductibles satisfied prior to the Effective Time in the same plan year as if there had been a single continuous employer and shall take into account any amounts previously paid and thresholds previously met for the benefit of each Transferred Employee towards any applicable annual and/or lifetime maximum benefits.

(h) During the one (1)-year period commencing with the Closing Date, neither the Buyer nor any of its Affiliates shall solicit or attempt to solicit the employment, in connection with the Business, of any employee of the Share Sellers or any of their Affiliates who is not an Employee without the prior written consent of the Share Sellers. This Section 5.1(h) shall not be construed to prohibit the Buyer’s and its Affiliates’ job postings, solicitations and advertising designed for and distributed to the general public rather than targeted at any employee of the Share Sellers or any of their Affiliates who is not an Employee.

5.2 U.S. Employment Matters.

(a) Transfer of Employment. Effective as of the day after the Closing Date and in accordance with the principles set forth in Section 5.1 above regarding salaries, wages, bonuses, incentive compensation, coverage under benefit plans and severance, the Buyer or one of its Affiliates shall offer employment to or continue the employment of each Employee employed by the Business in the United States (“U.S. Transferred Employees”).

(b) Cessation of Coverage under Mallinckrodt Plans. Except as may be agreed to between the Buyer and the Share Sellers, effective as of the day after the Closing Date, U.S. Transferred Employees shall cease to be active participants in any remaining Benefit Plans of the Share Sellers or their Affiliates and all such persons shall become eligible to participate in the Transferred Benefit Plans or in such benefit plans to be established by the Buyer or one of its Affiliates in connection with the Buyer’s obligations hereunder.

(c)

(i) Transferred Benefit Plans. On and as of the day after the Closing Date, the Transferred Benefit Plans for U.S. Transferred Employees shall continue to be sponsored and maintained by a Transferred Subsidiary, an Indirect Subsidiary, the Buyer or another Affiliate of the Buyer, and the Share Sellers and their Affiliates shall have no further liability or obligation therefor.

(ii) Individual Account Plans. The Share Sellers shall, effective as of the day after the Closing Date, cease all contributions in respect of each U.S. Transferred Employee in Mallinckrodt’s tax-qualified and nonqualified defined contribution plans, and any health savings account in which such individual is then participating. As of the day after the Closing Date, the Buyer or one of its Affiliates shall have in effect one or more qualified defined contribution plans, that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Buyer’s 401(k) Plan”). Each U.S. Transferred Employee who was a participant in one or more of the Qualified Plans that are individual account plans identified on Disclosure Schedule 3.21(b)(v) (“Mallinckrodt’s Savings Programs”) immediately prior to the Effective Time shall, subject to published black-out periods, become a participant in Buyer’s 401(k) Plan as of the day after the Closing Date. Buyer’s 401(k) Plan shall accept rollover contributions from Mallinckrodt’s Savings Programs on behalf of U.S. Transferred Employees, including a rollover of any outstanding loan balance and related promissory notes in accordance with reasonable procedures adopted by the Share Sellers and the Buyer, including a limitation on the time period in which such loan rollovers may be elected. A rollover from Mallinckrodt’s Savings Programs which includes a loan balance and related promissory note must be initiated by a U.S. Transferred Employee within a reasonable period following the Effective Time that is determined by the Share Sellers to be acceptable and to which the Buyer consents. Both the Share Sellers (or their appropriate Affiliates) and the Buyer shall amend their respective plans to permit the loan rollovers provided for in this Section 5.2(c)(ii).

(d) Mallinckrodt Pension Plan. The Share Sellers or their Affiliates maintain one or more defined benefit pension plans that provide benefits to Employees who will become U.S. Transferred Employees (“Mallinckrodt Pension Plan”). Such plans are not Transferred Benefit Plans, and neither the Buyer nor any Affiliate of the Buyer shall become the sponsor of any Mallinckrodt Pension Plan by operation of the events contemplated in this Agreement. The Share Sellers and their Affiliates shall cause any Mallinckrodt Pension Plan to make direct payment of any accrued benefits to U.S. Transferred Employees (and their beneficiaries) at the time and amount and in the manner required by the terms of the applicable Mallinckrodt Pension Plan. To the extent any U.S. Transferred Employee participates in a Mallinckrodt Pension Plan and is actively accruing additional benefits on the Closing Date, he or she shall cease to be eligible for such accruals effective on the day after the Closing Date.

(e) Welfare Plans.

(i) Regardless of when any claims for benefits are filed, the Share Sellers shall and their Affiliates be responsible for all medical, dental and other claims for expenses incurred on or prior to the Closing Date by U.S. Transferred Employees and their spouses and dependents, and reimbursement for medical, dental and other expenses associated with such claims shall be determined in accordance with the terms of medical, dental and other plans as in effect for U.S. Transferred Employees on or prior to the Closing Date. Regardless of when any claims for benefits are filed, the Buyer shall be responsible for all medical, dental and other claims for expenses incurred after the Closing Date by U.S. Transferred Employees and their spouses and dependents pursuant to and in accordance with the terms of plans maintained by the Buyer or one of its Affiliates and in which U.S. Transferred Employees and their spouses and dependents become enrolled following the Closing Date.

(ii) The Buyer shall be responsible for all other insurance and disability (short- or long-term) benefit coverage claims of U.S. Transferred Employees and their spouses and dependents for claims incurred by such U.S. Transferred Employees or spouses and dependents after the Closing Date under group life, travel, disability accident, and accidental death and dismemberment insurance policies of the Buyer or similar Welfare Plans in which U.S. Transferred Employees and/or spouses and dependents become enrolled. The Share Sellers and their Affiliates shall be responsible for claims incurred under similar policies of the Share Sellers and their Affiliates by U.S. Transferred Employees on or before the Closing Date, regardless of whether or not claims are filed on or before the Closing Date and in accordance with the terms and conditions of any such Welfare Plans.

(iii) For purposes of this Section 5.2(e), the following claims and liabilities shall be deemed to be incurred as follows: (A) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits, (B) health, dental and/or prescription drug benefits, upon provision of such services, materials or supplies, and (C) disability (short- or long-term) benefits, upon the date such disability giving rise to entitlement to such benefit begins. The rules in this Section 5.2(e)(iii) shall apply to all claims, including, but not limited to, claims related to a continuing course of treatment or hospitalization, subject to the terms of the applicable Welfare Plan.

(f) Workers’ Compensation. Notwithstanding any other provision of this Section 5.2, the Buyer’s workers’ compensation program shall be responsible for all claims for benefits which are incurred, at and after the Closing Date by participating U.S. Transferred Employees.

(g) Bonus and Incentive Compensation. Amounts earned by U.S. Transferred Employees as of the Closing Date under the Mallinckrodt Sales Incentive Compensation Plan shall be paid by the Share Sellers or one of their Affiliates as of the Closing Date or as soon as administratively practicable thereafter. As of the Closing Date, Share Sellers shall pay U.S. Transferred Employees a prorated amount, if any, under the Mallinckrodt Global Bonus Plan based on the target award thereunder, adjusted in Share Sellers’ sole discretion based on performance thereunder as of the Closing Date. Such prorated amount shall be calculated based on the number of days elapsed during the fiscal year in which the Closing Date occurs. Buyer shall have no liability with respect to amounts earned under such plans as of the Closing Date. Bonus and incentive compensation earned by U.S. Transferred Employees after the Closing Date shall be pursuant to plans adopted by Buyer or one of its Affiliates in accordance with the otherwise applicable provisions of this Section 5.2.

(h) Retention Agreements. Mallinckrodt Enterprises LLC has entered into retention agreements with certain U.S. Transferred Employees. Mallinckrodt Enterprises LLC shall bear all liability and costs under such retention agreements, and Buyer shall have no liability and bear no cost with respect to the payments required under such retention agreements. Buyer shall make all payments required under such retention agreements on the Share Sellers’ behalf and shall be reimbursed for such payments by the Share Sellers. The Share Sellers shall have the right to audit the records related to such payments upon request.

5.3 Non-U.S. Employment Matters.

(a) Transfer of Employment. Effective as of the day after the Closing Date, in accordance with the principles set forth in Section 5.1 above regarding salaries, wages, bonuses, incentive compensation, coverage under benefit plans and severance, the Buyer or one of its Affiliates shall offer employment to or shall continue the employment of each Employee employed by the Share Sellers or one of their Affiliates outside of the United States (“Non-U.S. Transferred Employees”).

(b) Non-U.S. Transferred Employee Benefit Plans.

(i) On the day after the Closing Date, the Transferred Benefit Plans for Non-U.S. Transferred Employees shall continue to be sponsored and maintained by a Transferred Subsidiary, an Indirect Subsidiary, the Buyer or another Affiliate of the Buyer, and the Share Sellers and their Affiliates shall have no further liability or obligation therefor. Except as may be agreed to in writing between the Buyer and the Share Sellers, effective as of the day after the Closing Date, and as soon as necessary or practicable thereafter, the Buyer or one of its Affiliates shall establish and qualify or register with applicable regulatory authorities employee benefit plans, programs, policies and arrangements for, or shall extend existing employee benefit plans, programs, policies and arrangements to, the Non-U.S. Transferred Employees which are in accordance with local Law and which provide benefits to such Employees on terms and conditions substantially consistent with Section 5.1 hereof.

(ii) Except as may be agreed to in writing between the Buyer and the Share Sellers, effective as of the day after the Closing Date, Non-U.S. Transferred Employees shall cease to be active participants in any Benefit Plans of the Share Sellers or their Affiliates and all such persons shall become eligible to participate in such benefit plans to be established by the Buyer or one of its Affiliates in accordance with the Buyer’s obligations hereunder.

(c) Employment Liabilities.

(i) The Share Sellers and their Affiliates shall retain and be responsible for all liabilities in connection with claims incurred on or prior to the Closing Date by Non-U.S. Transferred Employees and their eligible dependents under any Benefit Plans covering such Non-U.S. Transferred Employees, including claims filed following the Closing Date. The Buyer shall be responsible for all liabilities in connection with claims incurred after the Closing Date by Non-U.S. Transferred Employees, whether under any of the Buyer’s benefit plans covering such Non-U.S. Transferred Employees or otherwise.

(ii) Notwithstanding any other provision hereof, the Buyer’s workers’ compensation program shall be responsible for all claims for benefits which are incurred after the Closing Date by participating Non-U.S. Transferred Employees, including with respect to Non-U.S. Transferred Employees who became eligible for workers compensation benefits on or prior to the Closing Date.

(d) Transfers of Assets and Liabilities. Effective the day after the Closing Date, the Buyer or another Affiliate of the Buyer shall assume sponsorship and liability for any Non-U.S. Benefit Plan which is a Transferred Benefit Plan, and the Share Sellers and their Affiliates shall have no further liability or obligation therefor. The Share Sellers shall, effective as of the Effective Time, cease all contributions in respect of each Non-U.S. Transferred Employee in all Benefits Plan (if permitted under applicable Law) in which such individual is then participating. As of the day after the Closing Date, the Buyer or one of its Affiliates shall have in effect arrangements to provide such benefits in accordance with applicable Law and the Transferred Benefit Plans.

(e) Special Considerations Relative to Non-U.S. Pension Plans.

(i) The Parties agree that all pension liabilities of Mallinckrodt Deutschland GmbH for and in respect of any person who is either currently in receipt of pension benefits or has a vested pension claim (unverfallbare Rentenanwartschaft) and is not a Transferred Employee (the “Mallinckrodt Split-Off Pension Liabilities”) shall be split-off to a company to be established and retained by the Share Sellers in accordance with German law by way of a split-off (Abspaltung) in accordance with section 123 paragraph 2 of the German Transformation Act (Umwandlungsgesetz) (the “Split-Off”). The Split-Off shall include the assets specifically allocated to and/or specific funding mechanisms underlying the Mallinckrodt Split-Off Pension Liabilities (i.e. the Generali insurance contracts). The Parties shall provide reasonable co-operation and assistance, and take the necessary implementing measures, to effect the Split-Off (Wirksamwerden der Abspaltung) as soon as reasonably practicable under German law.

(ii) The Irish Retirement Schemes shall, effective as of the Closing Date, be maintained by the Buyer (or an appropriate Affiliate or Affiliates) for the benefit of the Transferred Employees and the benefits under such Irish Retirement Schemes shall be subject to their respective terms and conditions, as amended from time to time. Prior to the Closing Date, the Share Sellers and their Affiliates shall (a) execute deeds of cessation of participation in a form to be agreed with the Buyer to ensure that all active participating employers in each Irish Retirement Scheme which do not transfer to the Buyer and its Affiliates will cease to participate in the Irish Retirement Schemes, and (b) use commercially reasonable efforts to procure that the trustees of the Irish Retirement Schemes shall effect transfers of the liabilities and obligations under each such Irish Retirement Schemes relating to the Employees of Irish Share Sellers and their Affiliates who are not Transferred Employees as soon as reasonably practicable and, if possible, no later than two (2) months after the date hereof; provided that Buyer (or an appropriate Affiliate or Affiliates of the Buyer) shall also use commercially reasonable efforts to this effect as of the Closing Date, assuming such transfers have not been effected on the Closing Date. The Share Sellers (or an appropriate Affiliate or Affiliates) shall, prior to the Closing Date, establish a scheme or schemes for the benefit of Employees who are not Transferred Employees and the benefits under those scheme or schemes shall be subject to their respective terms and conditions as amended from time to time and the scheme or schemes shall operate effective as of the Closing Date. The executed deeds of cessation of participation in respect of both Irish Retirement Schemes are to be delivered to the Buyer on the Closing Date.

(iii) On the Closing Date, the Share Sellers and their Affiliates shall transfer to the Buyer and its Affiliates the Canadian Retirement Savings Plan covering the Transferred Employees located in Canada as a consequence of the Buyer’s acquisition of the stock of Liebel-Flarsheim Canada Inc., one of the Indirect Subsidiaries owned by Mallinckrodt Ireland Ltd.

(f) Bonus and Incentive Compensation. Amounts earned by Non-U.S. Transferred Employees as of the Closing Date under the Mallinckrodt Sales Incentive Compensation Plan shall be paid by the Share Sellers or one of their Affiliates as of the Closing

Date or as soon as administratively practicable thereafter. As of the Closing Date, Share Sellers shall pay Non-U.S. Transferred Employees a prorated amount, if any, under the Mallinckrodt Global Bonus Plan based on the target award thereunder, adjusted in Share Sellers’ sole discretion based on performance thereunder as of the Closing Date. Such prorated amount shall be calculated based on the number of days elapsed during the fiscal year in which the Closing Date occurs. Buyer shall have no liability with respect to amounts earned under such plans as of the Closing Date. Bonus and incentive compensation earned by Non-U.S. Transferred Employees after the Closing Date shall be pursuant to plans adopted by Buyer or one of its Affiliates in accordance with the otherwise applicable provisions of this Article 5.

(g) Retention Agreements. Mallinckrodt Enterprises LLC has entered into retention agreements with certain Non-U.S. Transferred Employees. Buyer shall have no liability with respect to the payments required under such retention agreements. Buyer shall make all payments required under such retention agreements on the Share Sellers’ behalf and shall be reimbursed for such payments by the Share Sellers. The Share Sellers shall have the right to audit the records related to such payments upon request.

5.4 Vacation. With respect to all Transferred Employees, the Buyer will recognize all accrued and unused vacation days and/or holidays and any personal and sickness days which have accrued to such Transferred Employees through the Closing Date and the Buyer will allow the Transferred Employees to take their accrued vacation days and any personal and sickness days at any time following the Closing Date in accordance with the policies of the Business as in effect as of the Closing Date.

5.5 Retained Obligations. The Share Sellers and their Affiliates shall retain all liabilities for all obligations to Employees and former employees of the Business pursuant to the Mallinckrodt Deferred Compensation Plan and the equity incentive plans of the Share Sellers and their Affiliates, in each case, in accordance with the terms thereof. The Share Sellers and their Affiliates hereby agree that they shall indemnify the Buyer in respect of any liability that the Buyer may have with respect to the participation or cessation of participation of the Employees in the Mallinckrodt Deferred Compensation Plan and the equity incentive plans of the Share Sellers and their Affiliates.

5.6 No Third Party Beneficiaries. No agreement between the parties hereto nor any action by the Share Sellers, the Buyer or any of their Affiliates shall be deemed to create any third party beneficiary rights in any employees of the Share Sellers, the Buyer, or of any Affiliate of either, and no person other than the Parties to this Agreement shall have any rights to enforce any provision hereof. Further, nothing in this Article 5 shall be deemed to amend or modify any Benefit Plan.

5.7 Collective Bargaining Agreements. Notwithstanding the preceding portions of this Article 5, no provision hereof shall be construed as varying any of the rights or benefits of any Employee covered by any union contract, collective bargaining agreement, works council or any similar agreement or understanding, if any such variance might cause any breach, unfair labor practice or default to occur with respect to such agreement or understanding. From and after the Closing Date, the Buyer will take such actions as may be necessary to ensure that it will comply with any agreement or understanding of the type described in the immediately preceding sentence with respect to any and all covered Employees, in accordance with the terms thereof and all applicable Laws.

ARTICLE 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Conduct of Business Until Closing. Except as set forth on Schedule 6.1 or as otherwise provided in this Agreement, or as the Buyer may otherwise consent to or approve in writing on and after the date hereof and prior to the Closing Date, which consent shall not be unreasonably withheld or delayed, the Share Sellers agree and agree to cause their Affiliates, in each case, in respect of the Business:

(a) other than any Excluded Assets, not to sell, transfer, assign, convey or otherwise dispose of (i) any of the Shares, (ii) any Indirect Subsidiary, or (iii) any of the Business Assets, other than sales of Inventory of products of the Business in the Ordinary Course or transfers to another Affiliate that will not affect the transfer of any of the Business Assets to the Buyer on the Closing;

(b) maintain each of the Transferred Subsidiaries and Indirect Subsidiaries and their related branches in good standing under applicable Law;

(c) renew in due time all permits, approvals, consents licenses, certificates, registrations and authorization issued by any Governmental Authority (including but not limited to all Marketing Authorizations, Wholesale Distribution Authorizations and Import Permits) necessary for the conduct of the Business and pay all costs and expenses (if any) relating to such renewals;

(d) (i) to conduct the Business in all material respects in accordance with Past Practice (which shall include not engaging in any sales practices to accelerate the sales of the Business products to any distributor from a period after the Closing to a period prior to the Closing (e.g. trade loading)), (ii) to use commercially reasonable efforts to preserve the Business and existing business relationships with customers and suppliers of the Business, and (iii) to maintain the Owned Real Property, Leased Real Property and all fixed assets included in the Business Assets in substantially the condition currently existing, normal wear and tear excepted;

(e) not to declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property, or otherwise, with respect to any of the Shares, other than in connection with the Restructuring or cash dividends paid prior to the Closing;

(f) (i) not to increase the compensation payable or to become payable to, any Employee or Transferred Employee, except increases in compensation or benefits as may be required by existing compensation plans, as mandated by Law or consistent with Past Practice in the Ordinary Course, (ii) not to hire or terminate any of the key Employees listed on Schedule 6.1(f) or (iii) not to announce, implement or effect any reduction in labor force;

(g) not to incur, create or assume any Encumbrance with respect to the Shares, any material asset or portion of assets included in the Business Assets, other than any Permitted Encumbrances;

(h) not to (i) enter into, amend in any material respect or terminate any Material Contract except to the extent necessary to obtain any consents for transfer contemplated by this Agreement or as reasonably required in the Ordinary Course, nor (ii) take any action or omit to take any action that might cause the Share Sellers or their Affiliates to be in breach of any Material Contract;

(i) not to make any material change in the terms of any Benefit Plans (other than any equity plans for the benefit of Employees), except to the extent required to maintain compliance with the U.S. Internal Revenue Code or other applicable Laws, or except in accordance with the Ordinary Course consistent with Past Practice;

(j) not to sell, license or transfer any Business Intellectual Property owned by the Share Sellers or any of their Affiliates other than in the Ordinary Course, and, other than in the Ordinary Course, to maintain and prosecute registered Business Intellectual Property owned by the Share Sellers or any of their Affiliates and applications to registered Business Intellectual Property owned by the Share Sellers or any of their Affiliates; provided, however, that failing to maintain or prosecute patent applications included in the Business Intellectual Property in the Ordinary Course shall not include abandonment of any such patent applications unless (i) following such abandonment, at least one patent application remains pending in the jurisdiction in which the abandoned patent application had been pending that claims priority to the abandoned patent application or a parent of the abandoned patent application or (ii) Buyer consents to such abandonment, such consent not to be unreasonably withheld;

(k) not to make any change to the charter documents, bylaws or equivalent governing instruments of any Transferred Subsidiary or Indirect Subsidiary;

(l) not to create or issue or grant any option or other right to subscribe, purchase or redeem any of the Shares or any other securities of any Transferred Subsidiary or Indirect Subsidiary;

(m) not to enter into any material transaction, including with the Share Sellers or any of their other Affiliates, in respect of the Business or the Business Assets other than in the Ordinary Course;

(n) not to make, change or rescind any material Tax election, change any annual accounting period, change any material method of accounting for Tax purposes, consent to an extension or waiver of the limitation period applicable to any material Tax claim, or enter into any closing agreement with the IRS (or similar Tax authority) with respect to the Business that would increase a liability of any Transferred Subsidiary or Indirect Subsidiary for Taxes in the portion of a Straddle Period after the Closing Date or any Post-Closing Period;

(o) to comply in all material respects with all applicable Laws affecting or relating to the Business;

(p) not to enter into discussions or effect any transactions (i) relating to the disposal of any of the Shares or the merger or consolidation of any Transferred Subsidiary or Indirect Subsidiary with or into any person or entity or (ii) relating to the acquisition (by purchase of a substantial portion of stock or assets or in any other manner) of any business, corporation, partnership, joint venture, association or other business organization or division thereof;

(q) except in the Ordinary Course or in accordance with the Share Sellers or their Affiliates’ budgeted capital expenditures for such year, not to make any material changes in planned capital expenditure or expenditures, or commit to do so; and

(r) not to enter into any discussions, negotiations, understandings or agreements (conditional or otherwise) to do any of the foregoing.

The Buyer shall make appropriate and authorized representatives available at all reasonable times promptly to consider requests by the Share Sellers with respect to any actions that, failing the receipt of the Buyer’s consent, might violate the provisions of this Section 6.1.

6.2 Inventory. At least ten (10) days prior to the Closing Date, the Share Sellers shall provide to the Buyer the results of (i) the most recent annual physical count of the Inventory located at the Cincinnati Plant, the Raleigh Plant, the Dublin Plant, the Montreal Plant and the distribution center located in Oss, Netherlands (the “Physical Count”) or, if the Physical Count was conducted more than 3 months before the Closing Date in any of the Cincinnati Plant, the Raleigh Plant, the Dublin Plant, the Montreal Plant or the distribution center located in Oss, Netherlands (ii) a new physical count of the Inventory located in each of the concerned locations (the “Secondary Physical Count”). After the date hereof and prior to the Closing Date, the Buyer shall have the right to observe any annual Physical Count or Secondary Physical Count conducted by the Share Sellers. The Share Sellers shall update the Physical Count or, as the case may be, the Secondary Physical Count, based on the transactions that occur from the date of the Physical Count or Secondary Physical Count until the Closing Date (the “Updated Physical Count”). Such Updated Physical Count shall be used to calculate the Final Purchase Price, as set forth in Section 2.4. and the Closing Net Working Capital.

6.3 Access Pending Closing.

(a) The Share Sellers shall, at all reasonable times prior to Closing, make the plants, properties, books and records of the Business available during normal business hours to the Buyer, its representatives, financial advisors, lenders and auditors, and the Share Sellers shall and shall cause the Transferred Subsidiaries and the Indirect Subsidiaries to furnish or cause to be furnished to such persons during such period all such information and data concerning the same as such persons may reasonably request. Notwithstanding the above, none of the Share Sellers nor any of their Affiliates shall be required to provide the Buyer or its Affiliates or representatives with access to any information (i) that is subject to a confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the Ordinary Course, (ii) the disclosure of which would violate any Law or duty owed to any third party or (iii) that is subject to any attorney-client, work product or other legal privilege; provided, that, the Share Sellers will use commercially reasonable efforts to find a way to provide access in any of the foregoing cases if and as requested by the Buyer. The Buyer will use commercially reasonable efforts to avoid or minimize any disruption to the business operations of the Share Sellers and their Affiliates that may result from requests for access or information hereunder. Prior to the Closing, the Share Sellers shall use commercially reasonable efforts to establish payroll services for the Buyer with a third party payroll provider; provided that the Buyer shall reimburse the Share Sellers for their out of pocket expenses associated with establishing such payroll services and shall cooperate with the Share Sellers in establishing such payroll services.

(b) Notwithstanding any other provision of this Agreement, the Share Sellers shall also use commercially reasonable efforts to provide to the Buyer prior to Closing any information regarding facts, events or circumstances that relate to matters (i) disclosed under Disclosure Schedule 9.1(g) or (ii) involving any suits, actions or other Proceedings that are set forth or should be set forth on Disclosure Schedule 3.8.

(c) In order to permit the smooth and sustainable transfer of the Business to the Buyer, the Parties shall, as soon as reasonably practicable, and by no later than twenty (20) Business Days following the date hereof, form a separation committee to assist and oversee the separation. The separation committee shall consist of up to six people in total, comprised of three representatives of the Share Sellers and three representatives of the Buyer. The Parties shall notify each other party of the identity of their representatives, each of which shall be of suitable experience, seniority and authority. The separation committee shall meet as necessary to discuss and coordinate the development, progress and implementation of the separation.

6.4 Books and Records. After the Closing Date, the Buyer shall provide the Share Sellers and their Affiliates and their representatives with reasonable access, for any reasonable purpose (including, but not limited to (i) preparing Tax Returns, (ii) defending any claim in respect of which a Notice of Claim has been served on the Share Sellers, or (iii) reviewing the Final Purchase Price Statement as referred to in Section 2.4) and during normal business hours, to all books and records of the Business, including, but not limited to, accounting and Tax records, sales and purchase documents, notes, memoranda, test records and any other laboratory, electronic or written data (“Records”) pertaining or relating to any period on or prior to the Closing Date. To the extent deemed necessary by the Share Sellers and their Affiliates in respect of their other business operations, the Share Sellers and their Affiliates may retain copies of such Records prior to providing the originals to the Buyer, or, if and as agreed by the Parties and as soon as practicable after Closing, the Buyer shall provide to the Share Sellers and their Affiliates copies of all or any portion of such Records as requested by the Share Sellers and their Affiliates. Unless otherwise consented to in writing by the Share Sellers, the Buyer shall not, for a period of seven (7) years following the date hereof or such longer period as retention thereof is required by applicable Law, destroy, alter or otherwise dispose of (or allow the destruction, alteration or disposal of) any of the Records without first offering to surrender such Records to the Share Sellers. Notwithstanding the foregoing, until the later of (i) the expiration of any applicable statutes of limitations and (ii) seven (7) years after the Threshold Date, the Buyer shall retain records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns (“Tax Records”) in respect of Taxes of any of the Transferred Subsidiaries or Indirect Subsidiaries. At any time after the Closing Date that the Buyer proposes to destroy any such Tax Records, it shall first notify the Share Sellers in writing and the Share Sellers shall be entitled to receive such materials or information proposed to be destroyed if the Share Sellers so notify Buyer in writing, provided that the Share Sellers notify Buyer in writing within thirty (30) days from the day the Share Sellers receive the requisite notification from Buyer.

6.5 Confidentiality; Announcements.

(a) In addition to the terms, provisions and covenants of the Confidentiality Agreement dated December 4, 2014, between the Buyer and Mallinckrodt LLC (the “Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms, the Buyer acknowledges that, in the course of its investigations of the Business, the Buyer and its representatives have and will become aware of confidential information and documents related to the Business and the other businesses of the Share Sellers and their Affiliates, and that its use of such confidential information and documents, or communication of such information to third parties, could be detrimental to the Business or to the other businesses of the Share Sellers and their Affiliates. The Buyer covenants that prior to Closing or in the event that Closing does not occur, all information and documents reviewed by the Buyer or its representatives in connection with this Agreement or the transactions contemplated hereby and, following either Closing or termination of this Agreement, all such information and documents to the extent related to any of the Excluded Assets or the Excluded Liabilities and any confidential information known to the Buyer (including through any Transferred Employee) with respect to other businesses operated by the Share Sellers or any of their Affiliates, shall, for a period of three (3) years following the Closing Date, be maintained in confidence and shall not be disclosed or used by the Buyer or its representatives without the Share Sellers’ prior written consent, unless the Buyer can demonstrate that such information (i) is otherwise publicly available, (ii) is required to be disclosed pursuant to judicial order, regulation or Law, (iii) is required to be disclosed by the rules of a securities exchange on which the Buyer may from time to time be listed, or (iv) was already in the possession of the Buyer or its Affiliates prior to or independently of disclosure hereunder without breach of any obligation owed to a third party with respect to such information. With respect to information and documents related to the Business, at the Share Sellers’ request in the event that the Closing shall not occur, and, at the Share Sellers’ request at any time with respect to information and documents related to the Excluded Assets, the Excluded Liabilities or other businesses operated by the Share Sellers or any of their Affiliates, the Buyer shall, and shall cause its representatives to, promptly destroy all information and documents concerning (as applicable) the Business, the Excluded Assets, the Excluded Liabilities or other businesses operated by the Share Sellers or any of their Affiliates, as the case may be (including any copies thereof or extracts therefrom). In the event that the Buyer or any of its representatives becomes legally compelled to disclose any information or documents that are subject to any non-disclosure obligation set forth in this Section 6.5(a), the Buyer shall provide the Share Sellers with prompt written notice before such disclosure, sufficient to enable the Share Sellers either to seek a protective order, at their expense, or other appropriate remedy preventing or prohibiting such disclosure or to waive compliance (in whole or in part) with the provisions of this Section 6.5. In addition to and in furtherance of the foregoing, the Buyer shall use reasonable efforts, and at the request and expense of the Share Sellers, to cooperate with the Share Sellers in seeking to obtain a protective order or other appropriate remedy preventing or prohibiting such disclosure or other reliable assurance that confidential treatment will be accorded such information. In the event of any conflict or inconsistency between the provisions of this Agreement and the Confidentiality Agreement, the former shall prevail in all cases.

(b) For a period of three (3) years following the Closing Date, the Share Sellers shall maintain, and shall cause their Affiliates to maintain, in confidence any information they may have in relation to the Business, other than with respect to the Excluded Assets and the Excluded Liabilities, and such information shall not be disclosed or used by the Share Sellers or their Affiliates without the Buyer’s prior written consent, unless they can demonstrate such information (i) is otherwise publicly available, (ii) is required to be disclosed pursuant to judicial order, regulation or Law, or (iii) is required to be disclosed by the rules of the New York Stock Exchange.

(c) Neither Party nor any of its Affiliates shall make any public announcement at any time concerning this Agreement or the transactions contemplated herein without the prior written approval of the other Party (which approval shall not unreasonably be withheld) and without giving the other Party a meaningful opportunity (as practicable under the circumstances) to review and comment on any such proposed public announcement. Notwithstanding the immediately preceding sentence, in the event either Party reasonably determines that any such public announcement is required by Law, such Party shall give the other Party advance written notice of, and a meaningful opportunity (as practicable under the circumstances) to review and comment on, the proposed form and substance of any such announcement. The Party whose proposed announcement is the subject of review shall consider carefully and in good faith all comments timely received from the other Party, but nothing shall interfere with the right of any Party making any public announcement from making the final determination as to the form and nature of any public disclosure it feels is legally required. The Parties do plan to issue a press release (either independently or jointly) promptly after the execution of this Agreement, and in that regard each Party has reviewed and commented on the other Party’s proposed press release in a manner consistent with the requirements of this Section 6.5(c).

(d) Each Party acknowledges that any breach by it of the confidentiality obligations set forth in this Section 6.5 may cause the other Party irreparable harm for which compensation by monetary damages would be inadequate and, therefore, the Party that has been harmed by any such breach shall have the right to seek an injunction or decree for specific performance and injunctive or other equitable relief as a remedy for any such breach and each of the Parties further agrees to waive any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to each of the Parties.

6.6 Cooperation. On or after the Closing Date, the Parties shall, on request, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and instruments, including contract assignments, and doing any and all such other things as may be reasonably required by the Parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement and the Ancillary Agreements. In connection with the Excluded Liabilities and Excluded Assets, the Buyer shall, and shall cause its Affiliates and employees to use its reasonable best efforts to aid, cooperate with and assist Share Sellers (at the Share Sellers’ cost and expense) in their defense of and access to such liabilities and assets, and by providing the Share Sellers and their Affiliates with reasonable access during normal business hours to pertinent records at such times as such other party or parties may reasonably request.

6.7 Competition Filings.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated herein as soon as practicable after the date hereof, including (i) preparing and filing or pre-filing where required as the case may be, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documents necessary to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, approvals and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the transactions contemplated herein (“Competition Filings”) and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, authorizations and approvals. In furtherance of the foregoing, each Party agrees to cause its ultimate parent entity make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated herein (“HSR Filing”) as promptly as practicable, and in any event within ten (10) Business Days after the date hereof (unless a later date is mutually agreed between the Parties), and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested in connection with the HSR Filing and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act with respect to the contemplated transaction as soon as reasonably practicable. Also in furtherance of the foregoing, each Party agrees to make, as soon as reasonably practicable, but no later than thirty (30) Business Days after the date hereof (unless a later date is mutually agreed between the Parties or unless an earlier date is required by applicable Laws) such other appropriate Competition Filings with respect to jurisdictions outside the United States as are reasonably necessary under any applicable Laws regarding competitive or antitrust matters or relating to the control or approval of mergers or other business combinations as may be in effect in any applicable jurisdiction (together with the HSR Act, “Competition Laws”) to obtain all waiting period expirations or terminations, consents, clearances, waivers, authorizations and approvals required for the consummation of the transactions contemplated herein, and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested in connection with any such Competition Filing, and to take all other actions necessary to cause any approval or clearance to be obtained in connection with any such Competition Filing as soon as practicable.

(b) Each Party shall, in connection with the efforts referenced in Section 6.7(a), (i) cooperate in all respects and consult with each other Party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing counsel for the other Parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform counsel for the other Parties of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Authority, by promptly providing copies to counsel for the other Parties of any such written communications, and of any material communication received or given in connection with any proceeding by a private party; provided, however, that materials may be redacted as necessary to comply with contractual arrangements and as necessary to address reasonable privilege or confidentiality concerns, (iii) permit counsel for the other Parties to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Authority, or, in connection with any proceeding by a private party, with any other person (provided, however, that materials may be redacted as necessary to comply with contractual arrangements and as necessary to address reasonable privilege or confidentiality concerns) and (iv) to the extent permitted by the DOJ, the FTC or any other applicable Governmental Authority or other person, give counsel for the other Parties the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other Authority or other person. In furtherance of the covenants of the Parties contained in Section 6.7(a) and this Section 6.7(b), each Party shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated herein under any Competition Law including agreeing to any terms, conditions or modifications (including the Buyer, the Share Sellers or any of their respective Affiliates having to cease operating, licensing, selling or otherwise disposing of any assets or businesses (including the requirement that any such assets or businesses be held separate)) with respect to obtaining the expiration or termination of any waiting period or any consents, clearances, waivers, approvals or authorizations in connection with the consummation of the transactions contemplated herein; provided, however, that the Share Sellers shall not be required to take such actions under this Section 6.7(b) that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on the Share Sellers and their other businesses. Nothing in this Section 6.7(b) shall require a Party or its Affiliates to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. The Buyer shall, on behalf of the Parties, control and lead all communications and strategy relating to the Competition Laws in consultation with the Share Sellers; provided, that, the Share Sellers are not constrained from complying with applicable Law, and provided, further, that counsel for the Parties shall consult and cooperate with one another, and consider in good faith the views of one another regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Competition Law or Competition Filing prior to their submission.

(c) Each Party shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all Governmental Authorities, necessary, proper or advisable for the consummation of the transactions contemplated herein; provided, that, without the prior written consent of the Buyer, the Share Sellers and their Affiliates shall not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement, in each case with respect to the Business, to obtain such consents or approvals that would have a Material Adverse Effect.

(d) Notwithstanding anything to the contrary contained in this Section 6.7 or elsewhere in this Agreement, the Buyer or any of its respective Affiliates shall not be required to agree to the imposition of any limitation on the ability of Buyer or its Affiliates to conduct their respective businesses or the business of the Share Sellers that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on the Buyer, taken as a whole. Nothing in this Section 6.7 or elsewhere in this Agreement shall require Buyer or any other Party or any of their respective Affiliates to litigate with any third party, including without limitation, any Governmental Authority or private party.

(e) The Buyer shall not (and shall not permit any of its Affiliates to) enter into any transaction, or any agreement to effect any transaction involving any merger or acquisition of shares or assets of any entity engaged in a business which is directly competitive with the Business that might reasonably be expected to make it more difficult, or to increase the time required, to (i) obtain the expiration or termination of the waiting period under the HSR Act, or in connection with any other Competition Filing, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby or (iii) obtain all authorizations, consents, waivers, and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated hereby.

6.8 Covenant Not to Compete.

(a) For the period ending on the fifth (5th) anniversary of the Closing Date and anywhere in the world, none of the Share Sellers nor any of their Affiliates shall engage in any activities that are directly competitive with the Business (as conducted by the Share Sellers and their Affiliates on and as of the date hereof) (“Competitive Activities”). Notwithstanding the foregoing, the Buyer hereby agrees that the covenant set forth in the immediately preceding sentence shall not be deemed to prohibit any of the following: (i) the Share Sellers or their Affiliates providing services to the Buyer or its Affiliates under or participating in any other arrangement contemplated by of the Transition Services Agreement, (ii) the ownership or acquisition by the Share Sellers or any of their Affiliates of any firm, person or entity which engages, directly or indirectly, in Competitive Activities if such Competitive Activities account for less than twenty five percent (25%) of such person’s consolidated annual revenues in any given calendar year, (iii) the Share Sellers or their Affiliates engaging in any business (other than the Business) in which the Share Sellers or their Affiliates are currently engaged, whether or not any one or more products or services associated with such business activities might be deemed to be competitive in some manner with the Competitive Activities, (iv) manufacturing and supplying to third parties raw materials, active pharmaceutical ingredients or intermediate compounds (but not finished products ready for distribution and sale and intended for use in connection with the diagnosis of human ailments) whether or not any of the foregoing are used by such third party in connection with Competitive Activities and (v) the acquisition by the Share Sellers or their Affiliates of rights to any product (whether by purchase, license or otherwise) that may be used for Competitive Activities, as long as either such product is not so employed or is a product that falls within the exception set forth in clause (ii) of this sentence as if any such product was an acquired entity or person for purposes of such clause (ii).

(b) Without limiting the remedies available, the Parties agree that damages at law would be an insufficient remedy in the event of breach of this Section 6.8 by the Share Sellers or their Affiliates and that the Buyer shall be entitled to seek injunctive relief or other equitable remedies in the event of any such breach.

(c) If any of the provisions of this Section 6.8 are held to be unenforceable in any jurisdiction, then, as to such jurisdiction, such provision shall be ineffective to the extent of its unenforceability in such jurisdiction, without affecting the remaining provisions of this Section 6.8 in such jurisdiction, or affecting in any other jurisdiction the validity or enforceability of such provision or of this Section 6.8.

6.9 Use of the Seller Marks and Seller UPC Codes.

(a) Subject to the other provisions of this Section 6.9, the Share Sellers hereby grant a limited, non-exclusive, fully paid, non-royalty bearing right and license to the Buyer for a period of twenty-four (24) months following the Closing Date to use the Seller Marks only to the extent necessary to allow the Buyer and/or its designated Affiliates to market, distribute, and sell product Inventory included in the Business Assets and any products purchased from the Share Sellers or their Affiliates from and after the Closing Date, utilizing the labels and packaging, advertising, marketing, sales and promotional materials, in each case, existing on the Closing Date and included in the Business Assets or, with respect to products purchased from the Share Sellers or their Affiliates, packaging in which such products are sold to the Buyer.

(b) Subject to the other provisions of this Section 6.9, the Share Sellers hereby grant a limited, non-exclusive, fully-paid, non-royalty bearing right and license to the Buyer for a period of twenty-four (24) months following the Closing Date to use the Seller UPC Codes only to the extent necessary to allow the Buyer and/or its designated Affiliates to market, distribute, and sell product Inventory included in the Business Assets and any products purchased from the Share Sellers from and after the Closing Date, utilizing the labels and packaging, advertising, marketing, sales and promotional materials, in each case, existing on the Closing Date and included in the Business Assets or, with respect to products purchased from the Share Sellers or their Affiliates, packaging in which such products are sold to the Buyer.

(c) Promptly upon the expiration of the period set forth in Section 6.9(a) and 6.9(b), the Buyer shall, and shall cause its Affiliates to, where practical and compliant with applicable Laws, over-label any use of Seller Marks or Seller UPC Codes on product labels and advertising, marketing, sales and promotional materials in its possession or under its control and, where the foregoing is not practical or is legally impossible, the Buyer shall, and shall cause its Affiliates to, destroy and dispose of all labels and all advertising, marketing, sales and promotional materials, in its possession or subject to its control, bearing any of the Seller Marks or Seller UPC Codes; provided, however, the twenty-four (24) month-period specified in Sections 6.9(a) and 6.9(b) shall not, after the end of such period, restrict the Buyer and its Affiliates from selling products acquired from the Share Sellers or their Affiliates, using the packaging in which such Inventory or products were acquired (even if such packaging bears one or more of the Seller Marks). Notwithstanding the preceding portions of this Section 6.9(c), absolutely no use of any of the Seller Marks or Seller UPC Codes by the Buyer or its Affiliates will be permitted for any reason after the second (2nd) anniversary from and after the Closing Date, except and to the extent explicitly required under and pursuant to any applicable terms of the Transition Services Agreement.

(d) Notwithstanding any other provision of Section 6.9, in no event shall the Buyer or any of its designated Affiliates (i) use any Seller Marks or Seller UPC Codes in any manner, for any purpose, or in connection with any products different from the use of such Seller Marks or Seller UPC Codes by the Share Sellers and their Affiliates immediately prior to the Closing Date, (ii) manufacture or produce, or cause or permit any third party to manufacture or produce, any new labels, packaging or advertising, marketing, sales and promotional materials using or otherwise incorporating any Seller Marks, other than packaging for products purchased from the Share Sellers or their Affiliates, or (iii) manufacture or produce, or cause or permit any third party to manufacture or produce, any new labels, packaging or advertising, marketing, sales and promotional materials using or otherwise incorporating any Seller UPC Codes. Neither the Buyer nor any of its Affiliates will take any action or omit to take any action that might reasonably cause any of the Seller Marks to be disparaged or that might reasonably diminish the value of the goodwill associated with the Share Seller Marks (which the Buyer acknowledges will accrue solely to the benefit of the Share Sellers and their Affiliates) or that might reasonably interfere in any manner with the use by the Share Sellers or their Affiliates of the Seller Marks.

(e) Notwithstanding the foregoing, the Parties acknowledge that this Agreement does not, and shall not, convey, transfer or assign any right, title or interest in any trademark, name, or logo of any third party.

(f) Within three (3) months after the Closing Date, the Buyer shall (i) remove all Seller Marks from all websites or website content included in the Business Assets and (ii) disable all links in any such website to websites maintained by the Share Sellers or any of their Affiliates.

6.10 The Share Sellers’ Guarantees. The Buyer shall use its best efforts as soon as reasonably practicable following the Closing Date to obtain the complete release and discharge of the Share Sellers and their Affiliates from all the obligations (including any obligations upon any renewal or extension) and related to the Business on which the Share Sellers or any of their Affiliates (other than the Transferred Subsidiaries or the Indirect Subsidiaries) are directly or contingently obligated as guarantors or otherwise contingently liable (including any guarantees with respect to workers’ compensation liabilities, staywell letters or letters of indemnification and guarantees of financing), except for any such obligations included in the Excluded Liabilities. In the event that the Buyer is unable to obtain any such release, the Buyer agrees that (i) the term of any such obligation shall not be extended and no such obligation shall otherwise be modified in a manner which would expand the financial exposure of the Share Sellers or their Affiliates (other than the Transferred Subsidiaries or the Indirect Subsidiaries), (ii) it shall use its best efforts to substitute itself or an Affiliate as primary guarantor of such obligations, and (iii) it shall obtain a letter of credit for the benefit of the Share Sellers in an amount equal to the aggregate principal and interest payable under such obligations, plus a reasonable estimate of enforcement expenses for which the Share Sellers would be liable (“Letter of Credit”). Such Letter of Credit shall be issued by a bank rated at B or better by Thomson Bankwatch, and shall continue for such period as such obligations remain outstanding.

6.11 Insurance Policies. Buyer acknowledges that none of the insurance policies and other insurance coverage relative to the Business, the Business Assets and the Employees carried by the Share Sellers and their Affiliates on and as of the date hereof (and on and as of the Closing) will be transferred to the Buyer or its Affiliates (including to the Transferred Subsidiaries or Indirect Subsidiaries to be acquired hereunder) on and as of and as a consequence of the Closing of the transactions contemplated hereunder but, rather, except for any tail or extended coverages existing solely for the benefit of the Share Sellers and their Affiliates covering acts or omissions to act occurring prior to the Effective Time, will be cancelled by the Share Sellers and their Affiliates on and as of the Effective Time, and the cost or benefit associated with any such cancellations shall be entirely for the account of the Share Seller and their Affiliates. Thus, it shall be the obligation and responsibility of the Buyer or its Affiliates, from and after the Closing Date, to provide insurance coverage for the Business Assets, the Transferred Subsidiaries, and the Indirect Subsidiaries and with respect to all Employees and Transferred Employees as it shall deem necessary and appropriate under the circumstances. Each Share Seller retain all rights to control its and their respective Affiliates’ insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs, notwithstanding whether any such policies or programs apply to any liabilities of the Buyer or any of its Affiliates.

6.12 Covidien Trademark License. Mallinckrodt US shall cause Mallinckrodt LLC to assign to Buyer Mallinckrodt LLC’s rights and obligations under that certain License Agreement for “Covidien” Trademarks (Pharmaceuticals Separation) dated June 28, 2013 (the “Covidien Trademark License Agreement”) to use the Licensed Covidien Marks solely in connection with the imaging products business field (specifically, imaging products and related services) (the “Assigned Covidien License Rights”). Buyer’s exercise of the Assigned Covidien License Rights shall be limited by and subject in all respects to Buyer’s compliance with all terms and conditions of the Covidien Trademark License Agreement applicable to Mallinckrodt LLC thereunder in respect of the Assigned Covidien License Rights and Buyer’s performance of all obligations ascribed to Mallinckrodt LLC under the Covidien Trademark License Agreement in respect of the Assigned Covidien License Rights. For the avoidance of doubt, Mallinckrodt LLC shall retain all of its rights under the Covidien Trademark License Agreement not assigned to Buyer.

6.13 Local Transfer Documents

(a) On Closing, the Share Sellers and the Buyer or one of its Affiliates shall execute such agreements, transfers, and other documents (subject to the relevant local Law and otherwise as may be agreed between the Share Sellers and the Buyer) to implement the transfer of the Shares (the “Local Transfer Documents”).

(b) To the extent that the provisions of a Local Transfer Document are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement, the provisions of this Agreement shall prevail in the event of any conflict or inconsistency.

(c) If there is an adjustment to the payment made on account of the Estimated Purchase Price under Section 2.4 of this Agreement as a consequence of the execution and delivery of a Local Transfer Document, then, if required to implement the adjustment and so far as permissible under the Laws of the relevant jurisdiction, the relevant Share Seller(s) and the Buyer shall enter into a supplemental agreement reflecting such adjustment and the allocation of such adjustment.

6.14 Manufacturing and Know How Transfer Agreement. No later than on the Closing Date, the Parties shall sign a manufacturing and know-how transfer agreement, which will provide for a technology transfer of the manufacturing technology and know-how employed pursuant to the MP-104 Toll Manufacturing Agreement, to be effective at the Closing between Mallinckrodt Pharmaceuticals Ireland Limited and the Buyer or its Affiliates under the conditions set forth on Schedule 6.14.

6.15 Kirkland Facility. The Share Sellers hereby agree that they shall indemnify and hold harmless the Buyer in respect of any decommissioning costs and expenses associated with the Kirkland Facility.

6.16 Appointment of Directors. Prior to or at the Closing, the Share Sellers shall cause the Transferred Subsidiaries and Indirect Subsidiaries to appoint such persons as the Buyer has nominated as directors of the Transferred Subsidiaries and Indirect Subsidiaries, effective immediately following the Closing (whose names shall be communicated by the Buyer to the Share Sellers at least five (5) days prior to the Closing Date).

6.17 Toll Manufacturing Agreement for Versetamide Product. Prior to or at the Closing, the Parties shall sign a Toll Manufacturing Agreement for Versetamide Product to be effective at the Closing on the terms set forth on Schedule 6.17.

6.18 Back-Up Toll Manufacturing Agreement for Ioversol Product Amendment. Prior to or at the Closing, the Parties shall sign an amendment to the Back-Up Toll Manufacturing Agreement for Ioversol Product to be effective at the Closing on the terms set forth on Schedule 6.18.

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER

The obligation of the Buyer to proceed with the Closing shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions precedent, any of which may be waived in whole or in part by the Buyer by written notice to the Share Sellers:

7.1 Accuracy of Representations and Warranties and Performance of Obligations. All representations and warranties made by the Share Sellers in this Agreement shall be true and correct in all respects on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date, (i) except to the extent that any such representation or warranty by its terms relates to an earlier date, and (ii) except to the extent of any change permitted by the terms of this Agreement or consented to by the Buyer, and (iii) except for breaches of such representations and warranties that would not have a Material Adverse Effect, provided that paragraph (iii) above will not limit the right for the

Buyer or its Affiliates to be indemnified under Article 9 and will not apply to Perpetual Representations. The Share Sellers shall have performed or complied in all material respects with all covenants, agreements and conditions contained in this Agreement on their part required to be performed or complied with at or prior to the Closing. The Share Sellers shall deliver to the Buyer at the Closing a certificate of an authorized officer of each of the Share Sellers certifying that the conditions stated in this Section 7.1 have been fulfilled.

7.2 Consents and Approvals. All Competition Filings required hereunder shall have been made with all appropriate Governmental Authorities and any necessary authorizations, consents or approvals required from such Governmental Authorities in connection with the transactions contemplated by this Agreement and/or the Ancillary Agreements shall have been obtained and shall be in full force and effect, including the expiration of the waiting period in connection with the HSR Filing.

7.3 Material Marketing Authorizations and Import Permits. The Transferred Subsidiaries and the Indirect Subsidiaries shall have obtained and hold in their name all Marketing Authorizations, Wholesale Distribution Authorizations and Import Permits set forth in Schedule 7.3 necessary for the conduct of the Business as presently conducted in the Ordinary Course, and all such Marketing Authorizations, Wholesale Distribution Authorizations and Import Permits shall be valid and in full force and effect in all material respects.

7.4 Business Assets. All material Business Assets including without limitation all of the material Business Intellectual Property and all of the Material Contracts shall be owned or held and controlled by the Transferred Subsidiaries and the Indirect Subsidiaries.

7.5 Excluded Assets - Restructuring. All material Excluded Assets owned as of the date hereof by the Transferred Subsidiaries or the Indirect Subsidiaries shall be transferred to or conveyed to the Share Sellers or any of their Affiliates that are not a Transferred Subsidiary or an Indirect Subsidiary and the Restructuring shall be completed in all material aspects.

7.6 No Contrary Judgment or Pending Action. On the Closing Date there shall not exist (i) any order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or (ii) any pending Proceeding by a Governmental Authority against either Party for the purpose of enjoining or otherwise preventing the transactions contemplated herein.

7.7 Deliveries. The Share Sellers shall have made or tendered, or caused to be made or tendered, delivery to the Buyer of the following documents:

(a) a Transition Services Agreement, in substantially the form as to its general terms and conditions attached hereto as Exhibit A, duly executed by the applicable Share Sellers and/or their Affiliates;

(b) the Lease Agreements, substantially in the form attached hereto as Exhibit B, duly executed by the applicable Share Sellers and/or their Affiliates (the “Lease Agreements”);

(c) a patent license agreement, in the form attached hereto as Exhibit C, pursuant to which the Share Sellers and/or their Affiliates grant a license in and to the Seller Licensed Patent Rights to the Buyer (the “Seller Patent License Agreement”);

(d) the Irish License Agreement, in the form attached hereto as Exhibit D, pursuant to which Buyer will lease space in Dublin, Ireland to the Share Sellers and/or their Affiliates (the “Irish License Agreement”);

(e) stock certificates, copies of share registers or other documents reasonably acceptable to the Buyer evidencing ownership of the Shares in accordance with applicable law, which certificates or other documents, if applicable, shall be either duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed and in proper form for transfer to the Buyer under applicable law;

(f) with respect to each Transferred Subsidiary and Indirect Subsidiary, signed resignations effective as of the Effective Time for each of the non-Employee officers and directors of the Transferred Subsidiaries and the Indirect Subsidiaries and, as the case may be, any other officers and directors of the Transferred Subsidiaries and the Indirect Subsidiaries whose names shall be communicated by the Buyer to the Share Sellers at least five (5) days prior to the Closing Date;

(g) a complete list of the Employees and Transferred Employees with reference to their position, age, seniority, work location, category and, as the case may be, classification, as well as their remuneration (including premiums and in kind benefits), their respective benefits, their start date, their employer, their notice of termination period and whether they are on leave;

(h) the termination agreements as of the Closing Date of the existing agreements (except the Ancillary Agreements) between the Share Sellers or their Affiliates on the one hand and the Transferred Subsidiaries and Indirect Subsidiaries on the other hand, the list of such agreements being attached as Schedule 7.7(h);

(i) the execution of the amendment to the MNK-010 Agreement (the “2015 MNK-010 Amendment”), the main terms and conditions of the 2015 MNK-010 Amendment being attached as Schedule 7.7(i);

(j) the amendment to the MP-104 Toll Manufacturing Agreement to be entered into between Mallinckrodt Pharmaceuticals Ireland Limited and the Buyer or its Affiliates, the main terms and conditions of the amendment to the MP-104 Toll Manufacturing Agreement being attached as Schedule 7.7(j);

(k) (1) documents reasonably satisfactory to the Buyer evidencing the release of the Transferred Subsidiaries and Indirect Subsidiaries from any and all guarantees of the Indebtedness set forth on Schedule 7.7(k) and (2) documents, including without limitation, UCC-3 termination statements and other lien releases and lien termination statements and instruments, reasonably satisfactory to the Buyer evidencing the release and termination of all Encumbrances granted with respect to any assets of the Transferred Subsidiaries and Indirect Subsidiaries to secure the Indebtedness set forth on Schedule 7.7(k);

(l) the Local Transfer Documents duly executed by the applicable Share Sellers and/or their Affiliates; and

(m) such other customary documents, instruments or certificates as shall be reasonably requested by the Buyer and as shall be consistent with the terms of this Agreement.

7.8 No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SHARE SELLERS

The obligation of the Share Sellers to proceed with the Closing shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions precedent, any of which may be waived in whole or in part by the Share Sellers by written notice to the Buyer:

8.1 Accuracy of Representations and Warranties and Performance of Obligations. All representations and warranties made by the Buyer in this Agreement shall be true and correct in all respects on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty by its terms relates to an earlier date, and except to the extent of any change permitted by the terms of this Agreement or consented to by the Share Sellers, and except for breaches of such representations and warranties that would not have a material adverse effect on the Buyer, and the Buyer shall have performed or complied in all material respects with all covenants, agreements and conditions contained in this Agreement on its part required to be performed or complied with at or prior to the Closing. The Buyer shall deliver to the Share Sellers at the Closing a certificate of an officer of the Buyer certifying that the conditions stated in this Section 8.1 have been fulfilled.

8.2 Consents and Approvals. All Competition Filings required hereunder shall have been made with all appropriate Governmental Authorities and any necessary authorizations, consents or approvals required from such Governmental Authorities in connection with the transactions contemplated by this Agreement and/or the Ancillary Agreements shall have been obtained and shall be in full force and effect, including the expiration of the waiting period in connection with the HSR Filing.

8.3 No Contrary Judgment or Pending Action. On the Closing Date there shall not exist (i) any order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or (ii) any pending Proceeding by a Governmental Authority against either Party for the purpose of enjoining or otherwise preventing the transactions contemplated herein.

8.4 Deliveries. The Buyer shall have made or tendered, or caused to be made or tendered, delivery to the Share Sellers of the Estimated Purchase Price in accordance with Section 2.3 and of the following documents:

(a) a Transition Services Agreement, duly executed by the Buyer and/or its Affiliates;

(b) the Lease Agreements, duly executed by the Buyer and/or its Affiliates;

(c) the Seller Patent License Agreement, duly executed by the Buyer and/or its Affiliates;

(d) the Irish License Agreement, duly executed by the Buyer and/or its Affiliates;

(e) the 2015 MNK-010 Amendment, duly executed by the Buyer and/or its Affiliates;

(f) the amendment to the MP-104 Toll Manufacturing Agreement duly executed by the Buyer and/or its Affiliates;

(g) the Local Transfer Documents duly executed by the Buyer and/or its Affiliates, and

(h) such other customary documents, instruments or certificates as shall be reasonably requested by the Share Sellers and as shall be consistent with the terms of this Agreement.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnification by the Share Sellers. Subject to the terms and conditions of this Article 9 and specifically to the indemnification obligations of Section 9.2, the Share Sellers shall, jointly and severally, indemnify and hold harmless the Buyer and its Affiliates, and their respective directors, officers, employees, successors, transferees and assigns against and in respect of any and all Losses arising out of or resulting from:

(a) any breach or violation of the covenants made in this Agreement or any Ancillary Agreement by the Share Sellers or any of their Affiliates,

(b) any breach of any of the representations and warranties made in Article 3 by the Share Sellers if not timely cured by any manner provided for herein,

(c) the ownership, use or possession of the Excluded Assets,

(d) the Excluded Liabilities,

(e) except to the extent reflected in the Closing Net Working Capital, or Closing Indebtedness, (A) Taxes attributable to Pre-Closing Periods and the Share Sellers’ or their Affiliates’ portion of any liability for Taxes for any Straddle Period, all of the foregoing as determined in accordance with Section 2.5 hereof, (B) Taxes of any member (other than a

Transferred Subsidiary or Indirect Subsidiary) of an affiliated, consolidated, combined or unitary group of which any Transferred Subsidiary or Indirect Subsidiary (or any predecessor of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous state, local or foreign law or regulation, and (C) for Tax periods ending on or before the Closing Date, Taxes of any other person as a transferee or successor pursuant to any law, rule, or regulation.

(f) the suits, actions or other Proceedings that are set forth on or should be set forth on Disclosure Schedule 3.8,

(g) (i) those environmental matters that are set forth on Schedule 9.1(g); and (ii)any violation by the Share Sellers or their Affiliates, on or before the Closing Date and to the extent related to the Business and/or the Transferred Subsidiaries and/or any of the Indirect Subsidiaries, of any Environmental Law, Healthcare Law or any other Law, to the extent and only to the extent any such violation results in either (x) any fine, penalty or other payment that is attributable to the conduct of the Share Sellers or their Affiliates on or before the Closing Date and only to the extent of the amount of such fine, penalty or other payment or (y) in any material restriction or limitation in the conduct of the Business by the Buyer or its Affiliates after the Closing Date, and the foregoing arises as a consequence of any official action by any Governmental Authority occurring within three (3) years after the Closing Date and only to the extent arising out of the conduct of the Share Sellers or their Affiliates prior to the Closing Date,

(h) any claim made by any Employee due to that Employee’s actual or constructive termination of employment by the Share Sellers or any of their Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries) for any reason and with respect to any such termination occurring prior to or on the Closing Date,

(i) any amounts required to be paid by the Transferred Subsidiaries or Indirect Subsidiaries pursuant to the Covidien Tax Matters Agreement and the Tyco Tax Sharing Agreement, to the extent such amount was not included in the Closing Net Working Capital or the Closing Indebtedness,

(j) any claims against the Buyer, the Transferred Subsidiaries or the Indirect Subsidiaries relating to any suits, actions or other Proceedings related to the development by any patient of nephrogenic systemic fibrosis /nephrogenic fibrosing dermopathy associated with the use of any products of the Business, whether such suits, actions or other Proceedings are filed before or after the Closing Date, if they arise out of the use of any products of the Business before the Closing Date,

(k) any amount to be paid, any liability or claims in connection with any potential liability or tax consequences resulting for the Buyer and any of the Transferred Subsidiaries or Indirect Subsidiaries from the Restructuring,

(l) any failure to obtain prior to Closing any manufacturing authorization required by applicable Law for the manufacturing and development of the product known as MNK-010,

(m) any claim made by any beneficiary or potential beneficiary of an Irish Retirement Scheme or any Employee, trustee or regulatory body, arising from the failure or omission of the Irish Share Sellers or any of their Affiliates, to provide any defined or target benefit pensions or retirement benefits or to fulfill any promise or commitment relating to pension or retirement benefits made during the course of a Transferred Employee’s employment with another entity from which they transferred into the Irish Share Sellers or any of their Affiliates or to comply with statutory, TCA or trust requirements relating to the Irish Retirement Schemes,

(n) any amounts required to be paid by the Share Sellers under Section 6.15;

(o) any amount required to be paid, withheld or deducted by Buyer pursuant to Section 980(4) of the TCA from the portion of the Purchase Price paid for the Shares of Mallinckrodt Ireland Ltd, but not actually withheld or deducted from such portion of the Purchase Price at Closing; and

(p) any obligations or liabilities for which Mallinckrodt Deutschland GmbH is held liable in respect of any Mallinckrodt Split-Off Pension Liabilities.

Notwithstanding anything contained in this Agreement to the contrary, in no event shall the Share Sellers indemnify or be liable in any way for any Losses arising out of or resulting from any suits, actions, judgements settlements, orders, writs, injunctions, decrees or any other Proceedings to the extent related to the Business and/or the Transferred Subsidiaries and/or any of the Indirect Subsidiaries that are filed or of which Buyer or its Affiliates are notified, formally or in writing, after the Closing Date, whether or not they arise out of acts or omissions to act by either Party or their Affiliates before or after the Closing Date, other than for such Losses indemnifiable under any of paragraph (a) to (p) of Section 9.1 above.

9.2 Indemnification by the Buyer. Subject to the terms and conditions of this Article 9 and specifically to the indemnification obligations of Section 9.1, the Buyer shall indemnify and hold harmless the Share Sellers and their Affiliates, and their respective directors, officers, employees, successors, transferees and assigns against and in respect of any and all Losses arising out of or resulting from:

(a) any breach or violation of the covenants made in this Agreement or any Ancillary Agreement by the Buyer or any of its Affiliates, including, following the Closing Date, the Transferred Subsidiaries and the Indirect Subsidiaries,

(b) any breach of any of the representations or warranties made in Article 4 by the Buyer,

(c) the ownership, use or possession of the Shares, the Transferred Subsidiaries, the Indirect Subsidiaries, and the Business Assets, and the conduct or operation of the Business from and after the Closing Date, subject however to the indemnification obligations of the Share Sellers under Section 9.1.

(d) relative to the Business, any Taxes reflected in the Closing Net Working Capital or Closing Indebtedness, Taxes attributable to Post-Closing Periods and the Buyer’s or its Affiliates’ portion of any liability for Taxes for any Straddle Period, all of the foregoing as determined in accordance with Section 2.5 hereof, and

(e) any claim made by any Employee due to that Employee’s actual or constructive termination of employment by the Buyer or any of its Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries) for any reason and with respect to any such termination occurring after the Closing Date.

9.3 Notice and Payment of Losses. Upon obtaining knowledge of any Loss, the Party that believes it is entitled to indemnification (the “Injured Party”) shall promptly notify the Party who may be liable for such indemnification (the “Indemnifying Party”) in writing of such Loss which the Injured Party has determined have given or could give rise to a claim under Section 9.1 or 9.2 (such written notice being hereinafter referred to as a “Notice of Claim”); provided, however, that failure of an Injured Party timely to give a Notice of Claim to the Indemnifying Party shall not release the Indemnifying Party from its indemnity obligations set forth in this Article 9 except to the extent that such failure (i) materially adversely affects the ability of the Indemnifying Party to defend such claim or (ii) increases the amount of indemnification which the Indemnifying Party is obligated to pay hereunder, and in the event clause (ii) of this sentence applies, the amount of any indemnification which the Injured Party shall be entitled to receive with respect to any given Notice of Claim shall be reduced to an amount which the Injured Party would have been entitled to receive had such Notice of Claim been timely given. If, prior to giving a Notice of Claim to the Indemnifying Party, the Injured Party settles or compromises any third party claims, or initiates action which has the purpose or the effect, in whole or in part, of causing a claim to be asserted, the Indemnifying Party shall be released from its indemnity obligation. A Notice of Claim shall specify in reasonable detail, to the extent known by the Injured Party, the nature and, to the extent reasonably calculable, estimated amount of any such claim giving rise to a right of indemnification. The Indemnifying Party shall satisfy its obligation to make payment for any claim for indemnification under Section 9.1 or 9.2, as the case may be, within sixty (60) days of its receipt of a Notice of Claim; provided, however, that for so long as the Indemnifying Party is either (x) with respect to any Notice of Claim disputing its responsibility to indemnify the other Party or disputing the amount of any claim for indemnification or (y) with respect to any Notice of Claim that involves a third-party claim, defending a third-party claim in good faith pursuant to Section 9.4, the Indemnifying Party’s obligations to make payment to the Injured Party with respect thereto shall be suspended until either, with respect to clause (x) of this sentence, the Indemnifying Party has accepted responsibility for indemnification and has agreed upon the amount of such indemnification or, with respect to both clauses (x) and (y) of this sentence (as applicable), a final unappealable judgment of a court of competent jurisdiction is given in relation to such claim. Notwithstanding anything to the contrary set forth in this Section 9.3, if a third party has unequivocally and in writing offered to settle a third-party claim on a basis consistent with the requirements of the preceding sentences of this Section 9.3 and for the payment of a definite amount, then the Indemnifying Party shall be entitled to settle such claim without receiving the consent of the Injured Party. The Indemnifying Party shall have thirty (30) Business Days (or such shorter period of time that the Injured Party may be required to respond to any suit or governmental action) after receipt of a Notice of Claim to notify the Injured Party (A) whether or not it disputes its obligation to indemnify the Injured Party with respect to such Notice of Claim and (B) whether it elects to defend any third-party claim that forms the basis for any such Notice of Claim pursuant to Section 9.4.

9.4 Defense of Third-Party Claims. With respect to any action or any claim set forth in a Notice of Claim relating to a third-party claim, the Indemnifying Party shall have the right to defend, at its expense, any such claim or demand, and the Injured Party shall have the right, but not the obligation, to participate (but not control), at its expense, in the defense of any such third-party claim. If the Indemnifying Party fails timely to notify the Injured Party of its election to defend any third-party claim, the Injured Party shall, upon written notice to the Indemnifying Party, have the right to undertake the defense or settlement of such claim for the account and expense of the Indemnifying Party, subject to the right of the Indemnifying Party to assume the defense of such claim at any time prior to settlement or final determination thereof, but only if such assumption would not materially prejudice the defense of such claim. So long as the Indemnifying Party is defending any such third-party claim, the Indemnifying Party shall not, without the written consent of the Injured Party (which shall not unreasonably be withheld), settle or compromise any third-party claim or consent to the entry of any judgment which does not include an unconditional release from liability in respect of the Injured Party or which does include any terms or conditions that might restrict or limit the conduct of business by the Injured Party. If such claim is settled by the Injured Party without the Indemnifying Party’s consent, the Injured Party shall be deemed to have waived all rights hereunder for indemnification arising out of such claim. The Injured Party shall make available to the Indemnifying Party or its representatives all records and other materials reasonably required for use in contesting any third-party claim. The Injured Party shall cooperate fully with the Indemnifying Party in the defense of all such claims. Notwithstanding any other provision hereof, the Indemnifying Party will not be responsible for any Losses if and to the extent that they arise from action taken or omitted to be taken by the Injured Party in bad faith, fraudulently, negligently or as a result of a breach of this Agreement by the Injured Party. With respect to any third-party claims that are Proceedings with respect to the Business that are outstanding as of the Closing Date and for which the Share Sellers have the obligation to indemnify the Buyer and its Affiliates hereunder, the Share Sellers and their Affiliates shall continue with the defense of such third-party claims after the Closing Date in a manner consistent with the defense of such claims on or prior to the Closing Date, and otherwise in a manner consistent with this Section 9.4, and the Buyer and its Affiliates shall have the right, but not the obligation, to participate (but not control), at their expense, in the defense of such Proceedings. In the event of any conflict between this Section 9.4 and Section 2.5, Section 2.5 shall control.

9.5 Environmental Claims Procedures.

(a) With respect to (i) any matters covered by any Notice of Claim sent by the Buyer after the Closing Date and relating to any liability under any Environmental Laws or (ii) any issues outstanding and known as of the Closing Date that relate to any liability under any Environmental Laws (which are set forth and described on Schedule 9.1(g) attached hereto) for which the Share Sellers are liable to indemnify Buyer and its Affiliates pursuant to Section 9.1(g) above (“Environmental Indemnity Matters”), the Share Sellers and their Affiliates shall assume overall primary management and control of such matters, (A) immediately after the Closing Date with respect to any matters that involve ongoing characterization, remediation, monitoring or other similar activities and are outstanding as of the Closing Date and (B) with respect to any matter of which the Share Sellers receive any timely Notice of Claim from the Buyer after the Closing Date, from and after the date upon which the Share Sellers accept responsibility to indemnify the Buyer with respect to such Environmental Indemnity Matter as determined in accordance with this Section 9.5. In the event that any Notice of Claim relates to any third party action of which the Buyer has been notified, and in addition to any procedures set forth in this Section 9.5, such third-party claim will be handled in a manner consistent with Section 9.4 above; provided, that, in the event of any conflict or inconsistency between the provisions of Section 9.4 and this Section 9.5, Section 9.5 shall prevail, absent specific written agreement of the Parties to the contrary.

(b) Except for issues outstanding and known as of the Closing Date (which are set forth and described on Schedule 9.1(g) attached hereto) the Share Sellers’ responsibility to indemnify the Buyer with respect to any Environmental Indemnity Matter is conditioned upon the Buyer giving the Share Sellers a prior written Notice of Claim of any remedial, corrective or similar action proposed by any relevant Governmental Authority (“Environmental Action”) that might give rise to a claim by the Buyer for indemnification pursuant to Section 9.1(g) hereof, which notice shall be in reasonable detail, shall be given in accordance with the claim period limitations set forth in Section 9.6(c) and shall be provided promptly after Buyer or any of its Affiliates become aware of any Environmental Action (but no later than fifteen (15) Business Days thereafter); provided, however, that failure of Buyer timely to give such Notice of Claim to Share Sellers shall not release Share Sellers from their indemnity obligations set forth in this Article 9 except to the extent that such failure (i) materially adversely affects the ability of the Share Seller to defend such claim or (ii) increases the amount of indemnification which the Share Sellers are obligated to pay, and in the event clause (ii) of this sentence applies, the amount of any indemnification which the Buyer shall be entitled to receive with respect to any given Notice of Claim shall be reduced to an amount which the Buyer would have been entitled to receive had such Notice of Claim been timely given. Although the Share Sellers shall have the right at Share Sellers’ sole discretion to manage any Environmental Indemnity Matter or Environmental Action, the Buyer shall be kept informed of all significant events occurring and actions taken with respect thereto and the Buyer shall have the right to prior approval with respect to any action proposed to be taken by the Share Sellers with respect to any such Environmental Indemnity Matter or Environmental Action if such action might reasonably interfere in any material way with the business activities of the Buyer or its Affiliates at any owned or leased site or might reasonably cause the Buyer or its Affiliates to take any actions that might require the significant expenditure of funds or incremental utilization of resources. If the Buyer refuses unreasonably to consent to any action that the Share Sellers deem reasonably necessary in connection with any Environmental Indemnity Matter or Environmental Action, and such unreasonable refusal to consent materially adversely affects the Share Sellers in performing any remediation, corrective or similar action (including, without limitation, increasing significantly the expense of any actions to be taken), then the Share Sellers will no longer have any obligation to indemnify the Buyer and its Affiliates solely with respect to such Environmental Indemnity Matter. The Buyer agrees to grant reasonable access to the Share Sellers and their Affiliates (and its and their representatives) to the Buyer’s and its Affiliates’ facilities during normal working hours to allow the Share Sellers to discharge their obligations under this Section 9.5, pursuant to a commercially reasonable access agreement to be entered into by the Share Sellers and the Buyer. The Share Sellers agree (on behalf of themselves, their Affiliates, and its and their representatives) to use commercially reasonable efforts to avoid any disruption to the Buyer’s and its Affiliates’ business activities in performing its obligations hereunder.

(c) At the time when the Buyer delivers a Notice of Claim to the Share Sellers with respect to an Environmental Indemnity Matter, the Buyer agrees to provide to the Share Sellers and their Affiliates such documents and other data and information the Buyer has available that relate to evolution of the claim subsequent to the Closing Date, subject to both the Buyer and the Share Sellers taking whatever actions are reasonably necessary to avoid the loss or waiver of any privilege the Buyer may have against disclosure of any such documents, data or information to any third party whose position may reasonably be considered adverse to the Buyer.

(d) The Share Sellers will, in connection with any Environmental Action, be entitled to utilize the most cost-effective methods and technologies applicable to perform any remediation, corrective action or similar actions that still meet the standards of applicable Environmental Law, provided the use of such methods and technologies will not limit in any material way Buyer’s ability to continue to operate its facilities or deal with its properties in the same manner as such facilities or properties are being operated or used at the time Share Sellers implement such methods and technologies. The Share Sellers shall not be responsible to indemnify the Buyer for the incremental cost of remediation, corrective or similar actions that are more restrictive or onerous than those required under Environmental Laws. If the Buyer, without the Share Sellers’ prior written permission, elects to perform any remediation, corrective or similar actions relative to any Environmental Action (whether or not in a manner more restrictive or more onerous than the standard set forth in the first sentence of this Section 9.5(d) in any given case), it may do so (provided such election does not materially interfere with the performance by the Share Sellers of any of their obligations hereunder), but the costs and expenses attributable to that portion of any such Environmental Action accomplished by the Buyer shall not be subject to indemnification by the Share Sellers hereunder.

(e) To the extent there is a dispute between the Parties over whether, with respect to any site or sites which are the subject of an Environmental Action, any action taken by the Share Sellers or their Affiliates (or its or their representatives) meets the standard set forth in Section 9.5(d) above or is otherwise inconsistent with Environmental Laws, the Parties shall in good faith attempt to resolve such dispute within thirty (30) days of the date any such dispute arises (or at the end of such additional period as the parties shall mutually agree in writing) and, upon failing to do so, the Parties shall promptly select (each time such a dispute arises) an independent third party and mutually acceptable environmental consultant (“Third Party Consultant”) who shall, on the basis of whatever scientific, legal or other information the Buyer and the Share Sellers shall individually choose to submit to the Third Party Consultant for consideration, determine which Party’s position is correct with respect to each element of any dispute. The decision of the Third Party Consultant as contemplated hereunder shall be final and binding on the Parties. The costs and expenses of the Third Party Consultant in acting pursuant to this Section 9.5(e) shall be borne equally by the Buyer and the Share Sellers. The Buyer and the Share Sellers shall not be required on any occasion to select any firm to act as Third Party Consultant hereunder that has previously acted in such capacity in accordance herewith.

9.6 Survival and Claim Periods.

(a) The representations and warranties set forth in Article 3 and Article 4 hereof shall survive the Closing Date until the end of the day that is the eighteen (18) month anniversary thereof, except that (i) the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.9(a), 3.10(a) (second sentence only), 3.24, 4.1, 4.2 and 4.3 shall survive the Closing Date indefinitely (“Perpetual Representations”), (ii) the representations and warranties set forth in Section 3.7 (Taxes) shall survive the Closing Date until the expiration of any applicable statute of limitations and (iii) the representations and warranties set forth in Section 3.18 (Environmental Matters) shall survive the Closing Date until the end of the day that is the third (3rd) anniversary thereof, with respect to any given representation and warranty within such Section 3.18. Any Notice of Claim pursuant to Sections 9.1(b) or 9.2(b) (as applicable) for breach of any representation or warranty that is not a Perpetual Representation must be made within thirty (30) days after the expiration of any survival period applicable to such representation and warranty or no claim for indemnification for such breach will be available hereunder.

(b) No claim by the Buyer for indemnity pursuant to Section 9.1(a), Section 9.1(e), Section 9.1(o) or Section 9.1(p), or by the Share Sellers pursuant to Sections 9.2(a) or 9.2(d) shall be effective unless a Notice of Claim with respect to an indemnifiable matter thereunder is given by the Buyer or the Share Sellers (as applicable) in accordance herewith prior to the end of any applicable statute of limitations with respect to such Loss.

(c) Other than with respect to those matters set forth on Schedule 9.1(g), no claim by the Buyer for indemnity pursuant to Section 9.1(g) shall be effective unless a Notice of Claim with respect to an indemnifiable matter thereunder is given by the Buyer in accordance herewith within thirty (30) days after the third anniversary of the Closing Date.

(d) No claim for indemnity pursuant to Section 9.1(h) or Section 9.2(e) shall be effective unless a Notice of Claim with respect to an indemnifiable matter thereunder is given in accordance herewith within the later of (i) three (3) months after the second (2nd) anniversary of the Closing Date or (ii) thirty (30) days after the date on which the Injured Party first become aware of any indemnifiable matter.

(e) A Notice of Claim may be filed at any time after the Closing Date by the Share Sellers with respect to any indemnifiable matter pursuant to Sections 9.2(c), provided, that, any Notice of Claim with respect to an indemnifiable matter thereunder is filed within sixty (60) days after the date on which the Share Sellers first become aware of any indemnifiable matter.

(f) A Notice of Claim may be filed at any time after the Closing Date by the Buyer with respect to any indemnifiable matter pursuant to Sections 9.1(c), 9.1(d), 9.1(i) 9.1(k), 9.1(m), or 9.1(n), and by either Party with respect to any breach by the other Party of any of the Perpetual Representations.

(g) No claim by the Buyer for indemnity pursuant to Section 9.1(j), shall be effective unless a Notice of Claim with respect to an indemnifiable matter thereunder is given by the Buyer in accordance herewith within thirty (30) days after the second (2nd) anniversary of the Closing Date.

(h) No claim by the Buyer for indemnity pursuant to Section 9.1(f) or Section 9.1(l) shall be effective unless a Notice of Claim with respect to an indemnifiable matter thereunder is given by the Buyer in accordance herewith within thirty (30) days after the second (2nd) anniversary of the Closing Date.

(i) Notwithstanding anything contained in this Agreement, a Notice of Claim may be filed at any time after the Closing Date by either party with respect to any liability or claim arising as a result of fraud or neglect in the performance by either party of any obligation, action or omission to act in connection with Section 2.5 hereunder.

(j) On and as of the Closing Date, the Buyer will be deemed automatically to have filed a Notice of Claim with respect to any indemnifiable matters covered by the indemnity set forth in Section 9.1(f) and only with respect to those matters set forth on Disclosure Schedule 3.8 or any indemnifiable matters covered by the indemnity set forth in Section 9.1(g) and only with respect to those matters that are set forth on Schedule 9.1(g).

(k) Any Notice of Claim filed by either Party hereunder that is timely and otherwise meets the requirements hereof shall survive until it is fully determined and (if the Injured Party is entitled to indemnification) until any amounts payable by the Indemnifying Party have been made.

9.7 Certain Limitations on Indemnification.

(a) Notwithstanding any other provision of this Agreement, Buyer and its Affiliates shall not be entitled to indemnification pursuant to Section 9.1(a) for any breach of the covenants by the Share Sellers set forth in Section 2.5, and neither Party shall be entitled to indemnification for any breach of the representations and warranties pursuant to Sections 9.1(b) or 9.2(b) (as applicable) or Section 9.1(j), except for Losses with respect to all of the foregoing to the extent in excess of Two Million U.S. Dollars (US$2,000,000) considered in the aggregate (the “Deductible”); provided, that, the foregoing Deductible shall not apply with respect to any Notices of Claim filed for indemnification with respect to (i) any breach by either Party of any of the Perpetual Representations, (ii) Section 9.1.(a) (other than Section 2.5), Section 3.7 (Taxes) or Section 3.18 (Environmental Matters) and (iii) Section 9.1(c), Section 9.1(d), Section 9.1(e), Section 9.1(f), Section 9.1(g), Section 9.1(h), Section 9.1(i), Section 9.1(k), Section 9.1(l), Section 9.1(m), Section 9.1(n), Section 9.1(o) or Section 9.1(p).

(b) Notwithstanding any other provision of this Agreement, in no event shall the liability of the Share Sellers and their Affiliates for Losses pursuant to (i) Section 9.1(a), (ii) Section 9.1(b) (except with respect to the Perpetual Representations and the representations set forth in Section 3.7 (Taxes)), (iii) Section 9.1(f), (iv) Section 9.1(g), (v) Section 9.1(j), (vi) 9.1(m) and (vii) 9.1(n) exceed 12.5% of the Final Purchase Price.

(c) Notwithstanding any other provision of this Agreement, in no event shall the liability of the Buyer for Losses pursuant to Section 9.2(a) and Section 9.2(b) exceed 12.5% of the Final Purchase Price.

(d) Buyer and its Affiliates shall not be entitled to indemnification for Losses pursuant to Section 9.1(a) for any breach of the covenants by the Share Sellers set forth in Section 2.5, Section 9.1(b) for any breach of the representations and warranties by the Share Sellers, or Section 9.1(e) with respect to any individual claim unless the Losses associated with such claim exceed Ten Thousand U.S. Dollars (US$10,000) (“De Minimis Claim”). Any De Minimis Claim shall count toward calculation of the Deductible.

(e) In no event shall either Party be liable to the other for any consequential, special, exemplary or similar damages (including damages for lost profits or business interruption), whether or not a Party has been advised of the possibility of such damages and whether or not they are reasonably foreseeable under the circumstances; provided, that notwithstanding the immediately foregoing and subject to any other limitations set forth herein, an Indemnifying Party shall be responsible for such type of damages if and to the extent awarded in connection with or as part of any judgment, order, decree or other final resolution by a court or other tribunal in connection with a third-party claim for which indemnification is otherwise available in accordance with the terms hereof.

(f) All indemnification obligations shall be paid in U.S. Dollars in the United States.

(g) Notwithstanding anything in this Agreement to the contrary, no liability, obligation, Contract or other matter shall constitute a breach of any representation or warranty of the Share Sellers or entitle the Buyer to indemnification hereunder to the extent that such liability, obligation, Contract or other matter was provided for in the Closing Net Working, Capital, Closing Indebtedness or in the Closing Net Cash.

(h) If an adjustment of an item of income, gain, deduction, loss or credit that gives rise to an indemnified Loss pursuant to Section 9.1(a) for any breach of the covenants by the Share Sellers set forth in Section 2.5 (Taxes), Section 9.1(b) for any breach of the representations and warranties set forth in Section 3.7 (Taxes), or the covenants in Section 9.1(e) results in (i) increased deductions, losses or credits, or (ii) decreases in income, gains or amount of recaptured Tax credits, or other Tax benefits (“Tax Benefits”) to Buyer, the Transferred Subsidiaries or Indirect Subsidiaries in each Post-Closing Period that begins prior to five (5) years after the day after the Closing Date or portion of a Straddle Period after the Closing Date, Buyer shall pay to the Share Sellers the amount of the Tax Savings produced by such Tax Benefits. For purposes of this Section 9.7(h), “Tax Savings” means an amount by which the Tax liability of a person (or group of corporations including the person) is reduced as a result of such Tax Benefit. Any payments made pursuant to this Section 9.7(h) shall be treated as a reduction in the amount of the initial indemnity payment. Buyer’s calculation of any Tax Benefit or Tax Savings shall be presumed correct absent manifest error, provided, however, upon written request by the Share Sellers, Buyer shall provide an explanation and calculation of any Tax Benefit or Tax Savings. Buyer and the Share Sellers shall, in good faith, seek to resolve any differences that they may have with respect to the calculation of any Tax Benefit or Tax Savings. The Share Sellers may, upon their written request, require that Buyer engage the Expert to provide a calculation of any such Tax Benefit or Tax Savings, whose fees shall be borne as provided in Section 2.4(b) and whose determination shall be final, conclusive and binding with respect to the matters referred thereto. In the case of a transfer pricing adjustment which could result in a corresponding or correlative adjustment in another Transferred Subsidiary or Indirect Subsidiary, Buyer will use commercially reasonable efforts to attain such corresponding or correlative adjustment to limit the amount of any Loss before filing a claim for indemnification under the above provisions. Furthermore, the Parties shall use commercially reasonable efforts to reduce or eliminate a transfer pricing secondary adjustment proposed by a Taxing authority, including making payments between Share Sellers or one or more of their Affiliates on the one hand, and the Transferred Subsidiaries or Indirect Subsidiaries on the other hand, as a repatriation of funds, and making an equal corresponding adjustment to Purchase Price in order to keep the Parties whole and in the same economic position prior to such payment.

9.8 Characterization of Indemnity Payments. Any indemnification payments made pursuant to this Agreement shall be considered, to the extent permissible under Law, as adjustments to the Final Purchase Price for all Tax purposes and adjustments to the Final Purchase Price allocable to the applicable Transferred Subsidiary or Indirect Subsidiary.

9.9 Exclusive Remedy. Except with respect to any violation of Section 6.8, the sole and exclusive remedy of either Party for damages or other monetary relief shall be the rights of indemnification hereunder, as set forth and as limited in this Article 9; provided, that, notwithstanding the immediately foregoing, (i) each Party shall retain the right to pursue any claims in equity that may be available with respect to the nonperformance or breach of any obligation contemplated to be performed hereunder or under any document, instrument or certificate to be delivered in connection herewith and (ii) each Party shall further retain the right to receive monetary relief against the other Party to redress any fraudulent action or other willful or intentional wrongdoing related to the transactions contemplated herein.

ARTICLE 10

TERMINATION

10.1 Right to Terminate. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Closing only as follows:

(i) by mutual written consent of the Buyer and the Share Sellers,

(ii) by either the Buyer or the Share Sellers if the Closing shall not have occurred by the date that is twelve (12) months after the date of this Agreement; provided, however, that the right to terminate this Agreement under this clause (ii) shall not be available to any Party whose failure to fulfill any obligation or satisfy any condition (to the extent within such Party’s reasonable control) under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date,

(iii) by either the Buyer or the Share Sellers if a court or Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable,

(iv) by the Share Sellers, if the Buyer fails to comply in any material respect with any covenants or agreements contained herein and within twenty (20) days after notice thereof from the Share Sellers is unable to cure such breach, or

(v) by the Buyer, if the Share Sellers or any of their Affiliates fail to comply in any material respect with any covenants or agreements contained herein and within twenty (20) days after notice thereof from the Buyer are unable to cure such breach.

10.2 Obligations to Cease. In the event of the termination of this Agreement pursuant to the provisions of Section 10.1, this Agreement shall become void and of no further effect, and neither the Buyer nor the Share Sellers (nor any of their directors, officers, employees and Affiliates) shall be liable to any person in respect hereof or of the transactions contemplated hereby except (i) for any liability resulting from any breach of any agreement or covenant hereunder or (ii) any liability arising from any termination of this Agreement which is not in accordance with its express terms. The Confidentiality Agreement shall survive the termination of this Agreement for any reason.

10.3 Termination of Ancillary Agreements. The Parties hereto agree that they will take all actions necessary so that they will not terminate, and none of their respective Affiliates will terminate, any Ancillary Agreement (if any) that is executed on the date hereof while this Agreement is still in force, unless the Parties hereto agree to such termination. The Parties hereto also agree that they will take all actions necessary to terminate or to cause their respective Affiliates to terminate each of the Ancillary Agreements (if any) that are executed as of the date hereof if this Agreement is terminated.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1 Notice. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made upon being delivered by courier delivery to the Party for whom it is intended, upon transmission by facsimile provided there is electronic acknowledgement of receipt, or five (5) Business Days after having been deposited in the mail, certified or registered (with receipt requested) and postage prepaid, addressed at the address shown in this Section 11.1 for, or such other address as may be designated in writing hereafter by, such Party:

If to the Buyer:

Guerbet

B.P. 57400

ROISSY CDG CEDEX, 95943

France

Telephone: +33 (0)1 45 91 50 02

Attention: Yves L’Epine - Chief Executif Officer (CEO)

Guerbet

B.P. 57400

ROISSY CDG CEDEX, 95943

France

Telephone: +33 (0)1 45 91 51 78

Attention: Charlotte Bamière - Responsable Juridique (In-House Counsel)

with a copy to:

Gide Loyrette Nouel

22, cours Albert Ier

France

Telephone: +33 (0)1 40 75 60 00

Fax: +33 (0)1 40 75 69 68

Attention: Pierre-Antoine Dubecq and David-James Sebag

If to any of the Share Sellers:

c/o Mallinckrodt plc

675 McDonnell Blvd.

Hazelwood, MO 63042

Telephone: (314) 654-8468

Fax: (314) 654-9811

Attention: Elaine Haynes, Vice President Alliance Management & External Partnering

with a copy to:

Mallinckrodt plc

675 McDonnell Blvd.

Hazelwood, MO 63042

Telephone: (314) 654-3339

Fax: (314) 654-9126

Attention: General Counsel

and

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

Telephone: (314) 259-2797

Fax: (314) 552-8797

Attention: Stephanie M. Hosler

Any Party may, by notice to the other Party, change the address and contact person to which any such notices are given.

11.2 Entire Agreement. This Agreement and the Schedules and Exhibits hereto embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings, whether written or oral or express or implied, relative to such subject matter. In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement, the former shall prevail in every case.

11.3 Severability. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof, as long as the remaining provisions, taken together, are sufficient to carry out the overall intentions of the Parties as evidenced hereby.

11.4 Assignment; Binding Agreement. This Agreement and various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Parties hereto and their successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated or assigned by either Party hereto without the prior written consent of the other Party (which consent shall not be unreasonably withheld), except that either Party shall have the right to transfer and assign its rights hereunder to any of its Affiliates without the need for such consent. Notwithstanding any such assignment to an Affiliate, the assignor shall remain fully liable to the other Party in accordance herewith, regardless of whether or not any assignment to an Affiliate was effected with the consent of the other Party.

11.5 Counterparts. This Agreement may be executed simultaneously in multiple counterparts, and in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

11.6 Headings; Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of the Agreement. Each reference in this Agreement to an Article, Section, Schedule or Exhibit, unless otherwise indicated, shall mean an Article or a Section of this Agreement or a Schedule or Exhibit attached to this Agreement, respectively. References herein to “days”, unless otherwise indicated, are to consecutive calendar days. All Parties have participated substantially in the negotiation and drafting of this Agreement and agree that no ambiguity herein should be construed against either Party. References to a “person” shall be construed so as to include any individual, firm, company, government, joint venture, partnership or other legal entity. For the purposes of determining whether any amount of local currency exceeds or is less than any U.S. Dollar amount referred to in this Agreement, the exchange rate prevailing on the relevant date (or, if the relevant date is not a business day, on the immediately preceding business day) as published by the New York Times shall be used. References to a “corporation” or “company” shall be construed so as to include any corporation, company or other body corporate, wherever and however incorporated or established. The term “including” shall mean “including, without limitation.” Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

11.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, United States of America, applicable to contracts to be carried out wholly within such State, without reference to its conflict of laws principles that might apply the law of another jurisdiction.

11.8 Submission to Jurisdiction. In the event of any dispute, controversy or claim after the Closing between the Buyer and the Share Sellers arising out of or relating to this Agreement (other than as provided in Section 2.4 Post Closing Adjustment , in Section 2.5(f)(ii) and in Section 9.7(h)), the Parties shall attempt to resolve such dispute among themselves within thirty (30) calendar days from the date either Party sends written notice of such dispute to the other Party. If Shares Seller and Buyer fail to resolve the dispute within such period, all disputes arising out of or in connection with the Agreement or any transaction contemplated hereby shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “Rules”) by one or more arbitrators appointed in accordance with the said Rules. If any such dispute is submitted to arbitration: (i) the Emergency Arbitrator Provisions (as such term is defined in the Rules) shall not apply, (ii) the seat of arbitration shall be London, England and the language of the arbitration shall be English, (iii) the arbitral tribunal shall determine the costs and expenses to be borne by each Parties in relation with the arbitration and (iv) the award issued by the arbitration tribunal shall be final and binding upon the Parties.

11.9 Share Sellers’ Representative.

(a) For the purposes of the Agreement and the Ancillary Agreements, each of the Share Sellers hereby appoint Mallinckrodt LLC as represented by Elaine Haynes (the “Share Sellers’ Representative”) who accepts, as their representative, in its name of on its behalf to make and receive all notices and to make all communications or declarations which are to be made by the Share Sellers pursuant to the Agreement or as a consequence thereof, to or on behalf of, the Share Sellers.

(b) Notwithstanding anything to the contrary in the Agreement, any notification to or by the Share Sellers’ Representative shall thus be deemed to have been made to or by each of the Share Sellers, as applicable.

(c) If the Share Sellers’ Representative is dismissed by the Share Sellers, unable to serve or resigns as Share Sellers’ Representative, then the Share Sellers shall promptly appoint a new representative to replace the entity concerned.

(d) The Buyer shall rely, without inquiry, upon any action of the Share Sellers’ Representative on behalf of the Share Sellers in all matters referred to in the Agreement and the Ancillary Agreements.

(e) All actions, decisions, and instructions of the Share Sellers’ Representative taken, made or given pursuant to this Section 11.9 shall be binding upon the Share Sellers.

(f) The Share Sellers’ Representative is appointed on the date hereof for as long as any undertakings or obligations of the Shares Sellers remain outstanding under the Agreement and the Ancillary Agreements.

11.10 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BETWEEN THE PARTIES, DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OR ANY TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR ANY DISPUTES RELATED HERETO OR THERETO. EACH PARTY HERETO (A) CERTIFIES THAT NO AGENT, REPRESENTATIVE OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION 11.10.

11.11 Disclosure Generally. If and to the extent any information required to be furnished in any Disclosure Schedule is contained in this Agreement or in any other Disclosure Schedule, such information shall not be deemed to be included in all of the Disclosure Schedules in which the information would otherwise be required to be included, except in case it would be reasonably apparent from the information disclosed in the concerned Disclosure Schedule that such information also qualifies other Disclosure Schedules. The inclusion of any information in any Disclosure Schedule shall not be deemed to be an admission or acknowledgment that such information is material or outside the Ordinary Course.

11.12 No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any person not a party hereto, or any such person’s Affiliates, any right to any benefits hereunder, and no such party shall be entitled to sue any Party to this Agreement with respect thereto. The representations and warranties contained in this Agreement are made for purposes of this Agreement only and shall not be construed to confer any additional rights on the Parties under applicable state, federal or foreign securities laws.

11.13 Guaranties of the Buyer and the Share Sellers. The Buyer hereby guarantees to the Share Sellers the performance of any and all obligations of the Buyer’s Affiliates under this Agreement, the Ancillary Agreements and any other agreement ancillary hereto executed pursuant to this Agreement. The Share Sellers hereby guarantee to the Buyer the performance of any and all obligations of any of its Affiliates under this Agreement, the Ancillary Agreements and any other agreement ancillary hereto executed pursuant to this Agreement.

11.14 Waiver and Modification. This Agreement may not be amended, supplemented or otherwise modified except by a written agreement executed by authorized representatives of all of the Parties hereto. The failure by any Party on any single occasion to exercise any of its rights hereunder or to enforce any of the terms and conditions of this Agreement shall not constitute or be deemed a waiver of that Party’s rights on any subsequent occasion to exercise any rights hereunder or to enforce each and every term and condition hereof.

11.15 Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise expressly provided in this Agreement, each Party hereto will pay its own expenses incident to this Agreement, any Ancillary Agreement and the transactions contemplated herein and therein.

11.16 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of such provisions, in addition to, prior to Closing, any other remedy at law or in equity, and following Closing, the remedies permitted by Article 9 hereof.

[Signatures on following page]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first above written.

BUYER

By:	/s/ Yves L’epine
Name:	Yves L’epine
Title:	Chief Executive Officer

MALLINCKRODT GROUP SARL

By:	/s/ John E. Einwalter
Name:	John E. Einwalter
Title:	Manager

MALLINCKRODT US HOLDINGS INC.

By:	/s/ C. Stephen Kriegh
Name:	C. Stephen Kriegh
Title:	Vice President

MALLINCKRODT NETHERLANDS HOLDINGS B.V.

By:	/s/ Sina Renner
Name:	Sina Renner
Title:	Director

MALLINCKRODT FINANCE GMBH

By:	/s/ Alan Catterson
Name:	Alan Catterson
Title:	Chairman of the Board

LUDLOW CORPORATION

By:	/s/ C. Stephen Kriegh
Name:	C. Stephen Kriegh
Title:	Vice President

MALLINCKRODT HOLDINGS GMBH

By:	/s/ Alan Catterson
Name:	Alan Catterson
Title:	Chairman of the Board

MALLINCKRODT INTERNATIONAL FINANCE S.A.

By:	/s/ John E. Einwalter
Name:	John E. Einwalter
Title:	Director

TABLE OF SCHEDULES AND EXHIBITS

Schedule 1.2	Specific Principles
Schedule 1.15	Business Domain Registrations
Schedule 1.18	Business Patent Rights
Schedule 1.20	Business Trademark Rights
Schedule 1.24	Illustrative calculation of Cash as of September 26, 2014
Schedule 1.53	List of Employees
Schedule 1.69	Excluded Assets
Schedule 1.70	Excluded Liabilities
Schedule 1.91	Illustrative calculation of Indebtedness as of September 26, 2014
Schedule 1.107	Licensed Covidien Marks
Schedule 1.125	Illustrative calculation of Net Working Capital as of September 26, 2014
Schedule 1.149	Seller Licensed Patent Rights
Schedule 1.153	Sellers’ Knowledge
Schedule 1.171	Transferred Subsidiaries and Indirect Subsidiaries
Schedule 2.2	Wire Transfer Instructions
Schedule 2.6(a)	Allocation of Estimated Purchase Price and Final Purchase Price

Disclosure Schedule 3.1(c)	Consents – the Share Sellers
Disclosure Schedule 3.3(a)	Authorized Capital Stock or Other Equity Interests
Disclosure Schedule 3.3(b)	Ownership of Capital Stock or Other Securities
Disclosure Schedule 3.3(d)	Branches
Disclosure Schedule 3.4	Financial Statements
Disclosure Schedule 3.5	Interim Accounts
Disclosure Schedule 3.6	Absence of Certain Developments
Disclosure Schedule 3.7	Taxes
Disclosure Schedule 3.8	Litigation
Disclosure Schedule 3.9(c)	Leased Personal Property
Disclosure Schedule 3.10(a)	Owned Real Property
Disclosure Schedule 3.10(c)	Owned Real Property – Utilities and Access
Disclosure Schedule 3.10(d)	Owned Real Property – Quiet Enjoyment and Proceedings
Disclosure Schedule 3.11(a)	Leased Real Property
Disclosure Schedule 3.13(a)	Material Contracts
Disclosure Schedule 3.13(c)	Notice under Material Contracts
Disclosure Schedule 3.15(a)	Licenses & Permits
Disclosure Schedule 3.15(c)	Marketing Authorizations, Wholesale Distribution Authorizations and Import Permits
Disclosure Schedule 3.17(c)	Product Regulatory Matters
Disclosure Schedule 3.18(d)	Environmental Matters
Disclosure Schedule 3.18(f)	Other Environmental Matters
Disclosure Schedule 3.19(a)	Intellectual Property
Disclosure Schedule 3.19(b)	Intellectual Property – Licensee

Disclosure Schedule 3.19(d)	Intellectual Property – Licensor
Disclosure Schedule 3.19(h)	Intellectual Property – Orders
Disclosure Schedule 3.20(c)	Labor Matters
Disclosure Schedule 3.21(a)	Employee Benefit Matters – Benefit Plans
Disclosure Schedule 3.21(b)(ii)	Employee Benefit Matters – U.S. Benefit Plans Compliance
Disclosure Schedule 3.21(b)(iv)	Employee Benefit Matters – U.S. Benefit Plans Liabilities
Disclosure Schedule 3.21(b)(v)	Employee Benefit Matters – Qualified Plans
Disclosure Schedule 3.21(b)(ix)	Employee Benefit Matters – Reportable Events
Disclosure Schedule 3.21(b)(xi)	Employee Benefit Matters – U.S. Benefit Plans Title IV
Disclosure Schedule 3.21(b)(xv)	Employee Benefit Matters – Post-Termination Benefit
Disclosure Schedule 3.21(c)(ii)	Employee Benefit Matters – Non-U.S. Benefit Plans Compliance
Disclosure Schedule 3.21(c)(iv)	Employee Benefit Matters – Non-U.S. Benefit Plans Liabilities
Disclosure Schedule 3.21(d)	Employee Benefit Matters – Acceleration
Disclosure Schedule 4.1(c)	Buyer Consents

Schedule 6.1	Conduct of Business Until Closing
Schedule 6.1(f)	Key Employees
Schedule 6.14	Terms and Conditions of the Manufacturing and Know How Transfer Agreement
Schedule 6.17	Terms and Conditions to the Toll Manufacturing Agreement for Versetamide Product
Schedule 6.18	Terms and Conditions to the Back-Up Toll Manufacturing Agreement for Ioversol Product Amendment
Schedule 7.3	Material Marketing Authorizations and Import Permits
Schedule 7.7(h)	Termination Agreements
Schedule 7.7(i)	Terms and Conditions to the 2015 MNK-010 Amendment
Schedule 7.7(j)	Terms and Conditions to the Amendment to the MP-104 Toll Manufacturing Agreement
Schedule 7.7(k)	Releases
Schedule 9.1(g)	Indemnification – Environmental Claims

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Lease Agreement
Exhibit C	Form of Seller Patent License Agreement
Exhibit D	Form of Irish License Agreement